UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

ITEM

1.	Minutes of the Board of Directors’ Meeting Held on March 26, 2023.

2.	Call Notice of the Annual and Extraordinary General Meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2023.

3.	Management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 26, 2023.

4.	Handbook for participation in the annual and extraordinary general shareholders’ meetings to be held on April 26, 2023.

5.	Synthetic Voting Ballot Map of the Annual General Meeting (“AGM”), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2023.

6.	Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2023.

7.	Notice to the Market by Natura &Co Holding S.A. regarding the resignation of board members.

8.	Notice to Shareholders by Natura &Co Holding S.A. regarding the change of the publication channel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 28, 2023.

Item 1

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) 32.785.497/0001-97	A Publicly Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 26, 2023

I.       Date, Time and Place: March 26, 2023, at 8h00, Brasilia time, by conference call.

II.       Call Notice: Waived due to the attendance, through conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”).

III.       Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, member of the Board of Directors and Group CEO; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, Wyllie Don Cornwell, independent board member, and Andrew George McMaster Jr., independent board member; and Georgia Garinois-Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.       Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To discuss the following topics:

(1)       recommending the approval, by the Company’s shareholders to be convened at annual and extraordinary general meetings of the Company to be held on April 26, 2023, at 8h00, Brasília time (“AEGM”), pursuant to article 20 (xiv) of the Company’s Bylaws, of the amendment to article 5 of the Company’s Bylaws to reflect the amount of capital stock consigned at the Board of Directors’ Meeting held on February 6, 2023;

(2)       recommending the approval, by the Company’s shareholders, to meet at the AEGM, of the proposal of the global compensation of the Company’s managers, to be paid up to the date of the annual general meeting in which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2023;

(3)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the proposal of absorption of the losses in the fiscal year ended on December 31, 2022, by the Company’s capital reserve;

(4)       recommending the approval by the Company’s shareholders to meet at the AEGM, of the proposal of re-ratification of Company’s managers’ global compensation relating to the period from May

2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022 (“AGM 2022”);

(5)       recommending the approval by the Company’s shareholders to meet at the AEGM, of the (a) proposal to the reduce from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors and (b) proposal to characterize the independence of the candidates for independent members of the Board of Directors and their election to the positions of independent members of the Company’s Board of Directors;

(6)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the inclusion of paragraph 3 of article 10 of the Company’s Bylaws, to better organize the registration and voting procedure in the general meetings;

(7)       recommending the approval by the Company’s shareholders to meet in the AEGM, of the amendment of article 11, the amendment of the main section and paragraph 2 of article 16, the amendment to article 18 and its paragraphs, the amendment to article 19 and its paragraphs and the amendment to paragraph 2 of article 21, of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the minimum and maximum number of members to 7 (seven) and 9 (nine) and to exclude the positions of Executive Chairman of the Board of Directors and Group CEO and to create the position of Chief Executive Officer;

(8)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to paragraph 1 of article 15 of the Company’s Bylaws, to grant a casting vote to the chairman of the meetings of the management bodies;

(9)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, and paragraph 4 of article 24 of the Company’s Bylaws, to adjust the wording and make it clearer;

(10)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to paragraph 3 of article 15, of the Company’s Bylaws, to allow the meetings of the Company’s management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions;

(11)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment of article 19 and its paragraphs, to align the Company’s practices to item 2.9.1 of the Brazilian Corporate Governance Code;

(12)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to article 21 and its paragraphs, and the amendment to article 23 and its paragraphs, of the Company’s Bylaws, to modify the composition and structure of the Company’s Board of Officers, so as to: (I) institute the position of Chief Executive Officer; (II) exclude the position of Global Chief Operating and Procurement Officer; (III) assign specific functions to the positions of the Board of Officers; and (IV) change the composition of the Board of Officers to be composed of at least two (2) members and at most eight (8) members;

(13)       recommending the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to item (ii) of article 22, and the exclusion of articles 25 and 26 of the Company’s Bylaws, to remove the Group’s Operational Committee; and

(14)       recommending the approval, by the Company’s shareholders to meet at AEGM, of the consolidation of the Company’s Bylaws, including the renumbering of articles, to reflect the changes foreseen in the items above;

VI.       Resolutions: After the analysis of the corresponding materials and the discussions related to the matters on the agenda, the members of the Board of Directors unanimously resolved, without reservation, to recommend, pursuant to the provisions of article 20, item (xiv) of the Company’s Bylaws:

(1)       to recommend the approval, by the Company’s shareholders to meet in the AEGM, of the amendment to Article 5 of the Company’s Bylaws to reflect the amount of capital stock consigned at the Board of Directors Meeting held on February 6, 2023, so that, if approved by the Company’s shareholders at the AEGM, Article 5 of the Company’s Bylaws will take effect with the following new wording:

“Article 5 – The Company’s share capital, fully subscribed and paid up, is twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos (BRL 12,697,194,064.43), divided into one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570) registered common shares, with no par value.”

(2)       to recommend the approval, pursuant to article 152 of Law 6,404/76 and article 20, item “xiv” of the Company’s Bylaws, by the shareholders of the Company to meet in the AEGM, of the proposal for the overall compensation of the Company’s managers, in the total amount of up to seventy-seven million, eight hundred and ten thousand, one hundred and seventeen reais and fifty cents (BRL 77,810,117.50), to be paid until the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2023;

(3)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the proposal of absorption of the losses calculated in the fiscal year ended on December 31, 2022, by the Company’s capital reserve;

(4)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the proposal of re-ratification of the overall amount paid to the Company’s managers as compensation, considering the period from May 2022 to April 2023, set at the 2022 AGM in the amount of up to one hundred and fifteen million, one hundred and fifty-five thousand, seven hundred and seventy reais and fifty-six centavos (BRL 115,155,770.56) to one hundred and ninety-eight million, two hundred and eighty-three thousand, four hundred and thirty reais and fifty-one cents (BRL 198,283,430.51), that is, a difference of eighty-three million, one hundred and twenty-seven thousand, six hundred and sixty reais (BRL 83,127,660.00) so that it can be incorporated into the remuneration for the year;

(5)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the (a) proposal to reduce the number of members of the Board of Directors in the current mandate from 13 (thirteen) to 9 (nine) members; and (b) proposal to characterize the candidates Bruno de Araujo Lima Rocha and Maria Eduarda Mascarenhas Kertész for independent members and of the election of Mr.

Bruno de Araujo Lima Rocha, Brazilian, married, economist, bearer of RG number 04.440.690-8, with business address at Avenida Ataulfo de Paiva, 1235, 6th floor, Leblon, Rio de Janeiro, RJ, CEP 22.440-034 and Ms. Maria Eduarda Mascarenhas Kertész, Brazilian, divorced, business administrator, bearer of RG No. 4.377.401, with residential address at 70 Lafayette Rd, Princeton, NJ 08540, for the positions of independent members of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, to end on the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2023. The foregoing candidates meet the criteria established in item 2.3 of the Company’s Managers Appointing Policy, as well as submitted a declaration to this Board of Directors attesting to their compliance with the independence criteria established in the Novo Mercado Rules, pursuant to article 17, I.

(6)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the inclusion of paragraph 3 of article 10 of the Company’s Bylaws, in order to better organize the registration and voting procedure at the general meetings;

(7)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to article 11, the amendment to the main section and paragraph 2 of article 16, the amendment to article 18 and its paragraphs, the amendment to article 19 and its paragraphs, and the amendment to paragraph 2 of article 21, of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the minimum and maximum number of members to 7 (seven) and 9 (nine) so as to exclude the positions of Executive Chairman of the Board of Directors and Group CEO, and to create the position of Chief Executive Officer;

(8)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to paragraph 1 of article 15 of the Company’s Bylaws, to grant a casting vote to the chairman of the meetings of the management bodies;

(9)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment of paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22 and paragraph 4 of article 24 of the Company’s Bylaws, to adjust the wording and make it clearer;

(10)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to paragraph 3 of article 15, of the Company’s Bylaws, to allow the meetings of the Company’s management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions;

(11)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to article 19 and its paragraphs, to align the Company’s practices to item 2.9.1 of the Brazilian Corporate Governance Code;

(12)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the amendment to article 21 and its paragraphs and the amendment to article 23 and its paragraphs, of the Company’s Bylaws, to modify the composition and structure of the positions of the Company’s Board of Officers, so as to: (I) institute the position of Chief Executive Officer; (II) exclude the position of Global Chief Operating and Procurement Officer; (III) assign specific functions to the positions of the

Board of Officers; and (IV) change the composition of the Board of Officers to be composed of at least two (2) members and at most eight (8) members;

(13)       to recommend approval, by the Company’s shareholders to meet at the AEGM, of the amendment to item (ii) of article 22 and the removal of articles 25 and 26 of the Company’s Bylaws to exclude the Group’s Operational Committee; and

(14)       to recommend the approval, by the Company’s shareholders to meet at the AEGM, of the restatement of the Company’s Bylaws, including article renumbering, to reflect the amendments set forth in the items above.

VII.       Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mail and signed by the presiding board and by the attending board members.

São Paulo, March 26, 2023.

Presiding Board:

____________________________________	____________________________________
Guilherme Peirão Leal Chairman	Moacir Salzstein Secretary

Board Members:

___________________________________	____________________________________
Antonio Luiz da Cunha Seabra	Guilherme Peirão Leal

___________________________________	____________________________________
Pedro Luiz Barreiros Passos	Gilberto Mifano

___________________________________	____________________________________
Fábio Colletti Barbosa	Carla Schmitzberger

___________________________________	____________________________________
Jessica DiLullo Herrin	Ian Martin Bickley

___________________________________	____________________________________
Nancy Killefer	Andrew George McMaster Jr.

___________________________________	____________________________________
Wyllie Don Cornwell	Georgia Garinois-Melenikiotou

Item 2

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97 Publicly Held Company State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 8:00 a.m. of April 26, 2023 (“General Meetings” or “AEGM”), exclusively digitally, with participation through the Chorus Call electronic system in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss, and vote on the management report and the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2022; and

(2) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2023.

At the Extraordinary General Meeting:

(1) to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2022, by the profit and capital reserve account.

(2) to resolve on the new ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022

(3) to resolve on the independence of the candidates for the positions as members of the Company’s Board of Directors.

(4) to resolve on (a) the reduction from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors for the existing term of office and (b) the election of 2 (two) new members for the vacant positions, to serve for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023;

(5) to resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the share capital confirmed at the Board of Directors’ Meeting held on February 6, 2023;

(6) to resolve on the inclusion of paragraph 3 of article 10 to the Company’s Bylaws, to adopt a cutoff date to organize the participation and voting procedure at general meetings;

(7) to resolve on the amendment of article 11, article 16, main section and paragraph 2, article 18 and its paragraphs, article 19 and its paragraphs and paragraph 2 of article 21 of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the minimum and maximum number of board members to seven (7) and nine (9) members, respectively, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO;

(8) to resolve on the amendment of paragraph 1 of article 15 of the Company’s Bylaws, in order to grant a casting vote to the person presiding the meetings of the management bodies;

(9) to resolve on the amendment of paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, of the Company’s Bylaws, in order to adjust the wording and make them clearer;

(10) to resolve on the amendment of paragraph 3 of article 15, of the Company’s Bylaws, to allow meetings of the Company's management bodies to be held remotely, without such meetings being considered exceptional;

(11) to resolve on the amendment of article 19 and its paragraphs, in order to align the Company's practices with item 2.9.1 of the Brazilian Corporate Governance Code;

(12) to resolve on the amendment of article 21 and its paragraphs and article 23 and its paragraphs of the Company’s Bylaws to modify the composition and structure of the positions of the Company’s Statutory Office, in order to: (I) create the position of Chief Executive Officer; (II) to exclude the position of Global Operations and Procurement Officer; (III) to assign specific functions to the positions of the Statutory Office; and (IV) alter the composition of the Statutory Office so that it is composed of at least two (2) members and at most eight (8) members;

(13) to resolve on the amendment of item (ii) of article 22 and the exclusion of articles 25 and 26 of the Company’s Bylaws, to exclude the Group’s Operational Committee; and

(14) to resolve on the restatement of the Company's Bylaws, including the renumbering of articles to reflect the changes set forth in the items above.

General Information:

The Handbook for Participation in General Meetings (“Handbook”) and the Management Proposal, as well as the other documents provided by law and in the applicable regulation, remain available to the shareholders at the Company’s principal place of business, located at Avenida Alexandre Colares, n.º 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, on the Company‘s Investor Relations website (https://ri.naturaeco.com), on the Brazilian Securities and Exchange Commission website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. –

Brasil, Bolsa, Balcão (www.b3.com.br), containing all information required to better understand the matters above, pursuant to the law.

In accordance with the provisions of Law No. 6,404, of December 15, 1976 (“Corporations Law”), and CVM Rule No. 81, of March 29, 2022 (“CVM Rule 81”), the Company shall carry out the AEGM in an exclusively digital way, through the Chorus Call electronic system, without the possibility of physical attendance.

Shareholders holding common registered shares without par value issued by the Company may attend the General Meetings on their own behalf, or on the behalf of their legal representatives or attorneys-in-fact, provided these shares are registered in their name at the financial depository institution responsible for the Company’s book-entry share services, namely, Itaú Corretora de Valores S.A. (CNPJ/ME no. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law.

Remote Voting Ballot

If the shareholder chooses to exercise the right to vote through the remote voting ballot (“Ballot”) made available by the Company under the terms of CVM Resolution No. 81, the shareholder may send the Ballot through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú, as informed in the Handbook; (2) in case they have shares issued by the Company deposited with custodian institutions, submit the voting instructions to the custodian institutions, which will send the votes to the Depository Center of B3 S.A. – Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custodian institution, as informed in the Handbook; or (3) by sending directly to the Company, the digital or hard copy, according to guidance and terms contained in the Handbook.

For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Resolution No. 81, as well as the instructions and terms contained in the Handbook and in the Ballots published by the Company.

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

Notwithstanding the possibility of sending the Ballot and other documents on hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, through the e-mail ri@natura.net (Subject: “AEGM 2023 Remote Voting Ballot”).

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution No. 81) is April 19, 2023 (inclusive). The Ballots received after such date will be disregarded.

Under the terms of CVM Resolution No. 81, shareholders who attend the General Meetings in person or are represented therein, or whose remote voting ballot has been deemed valid by the Company, shall be considered present at the General Meetings.

Digital Participation

Shareholders will also be able to participate in the Meetings digitally, through the Chorus Call electronic system, pursuant to the AEGM Participation Manual and Management Proposal. Pursuant to article 28, paragraphs 2 and 3 of CVM Resolution No. 81, shareholders shall have the option of:

(i) simply take part in the General Meetings, whether the Shareholders have sent in the remote voting ballot or not; or

(ii) participate and vote at the Meeting, observing that, with regard to the shareholder that have already sent in the Bulletin and that, if it so wishes, vote at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

To participate in the General Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "Participação AGOE 2023”), together with sending in digital form, in the same email, of the necessary documentation, as indicated below and in the Handbook for Participation in the General Meetings, which establishes in greater detail the documents necessary for prior accreditation, for participation in digital form and for the of receiving the link to access the General Meetings. The request for registration to participate in digital form in the General Meetings must be received by the Company no later than April 24, 2023.

For registration purposes, Shareholders must send to the Company, no later than April 24, 2023, the following documents:

(i) individual shareholders: an identification document with picture;

(ii) shareholders that are legal entities: the latest consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

(iii) shareholders who are investment funds: the latest consolidated regulation of the fund, bylaws, or articles of association of its administrator and documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

São Paulo, March 26, 2023.

GUILHERME PEIRÃO LEAL

Co-chairman of the Board of Directors

Item 3

Natura &Co Management Proposal Annual and Extraordinary General Meetings to be held on April 26, 2023. São Paulo, March 26, 2023.

Dear Fellow Shareholder,

I am pleased to invite you to the 2023 Annual and Extraordinary General Meetings of the Company, to be held on April 26, at 08:00 a.m, Brasília time, exclusively virtual, with attendance through a webcast link.

Let me begin by stating that it is my pleasure to take on the role of leading Natura &Co into a new phase that will strengthen the company’s future prospects. I have been a supporter of the company for over 25 years, even before I joined the Board of Directors in

2015. I am continually impressed by the leadership’s unwavering commitment to upholding ethical standards and values, and I knew there was no better company to join if I wanted to make a meaningful impact. Natura &Co is already a reference for many and continues to aspire to be the best beauty company FOR the world.

The world is constantly changing and presenting new challenges. Our unique approach to Lrelationships helped us to successfully navigate the pandemic and unprecedented macroeconomic volatility of 2020 and 2021. However, as technology and trends evolve, it is important for our company to reach and relate to our stakeholders, ensuring that we maintain thoughtful and meaningful connections.

Over the past few years, we have made the ambitious decision to expand our primarily Brazilian business into a major player in the global beauty industry. This transition involved a complex integration and yielded significant benefits through increased collaboration and the sharing of best practices. Nevertheless, by 2022, with all of our brands sharing the standards and principles that bind us together, we decided that it was appropriate to grant each brand more autonomy. With this increased independence, our brands have greater latitude to resonate with their customers in the geographies in which they operate and allocate capital and resources more effectively in order to thrive.

To ensure a smooth process, we established a Transition Committee to guide us on our journey. Along with continuing to prioritize margin improvement and cash flow generation in a difficult external environment, we assessed the strategic priorities of each business unit based on their specific markets and areas of expertise. Central to moving forward, a new organizational design was deemed necessary, which would entail the Holding providing support for our business units. This change was implemented in 2022 and will continue to evolve in 2023. It is important to note that all of our business units remain committed to our shared passion for products, as well as adopting a digital-first approach to enhance our relationships with our clients, consultants, and representatives, and to achieving our Commitment to Life objectives.

From the perspective of the Holding, we will continue to foster synergies and collaborations where they add value, but with a leaner structure that will empower and reignite our business. In 2022, Natura &Co Holding implemented a streamlined approach to provide the legal, financial, sustainability and HR support for the brands to excel, as well as a governance structure and compliance program to ensure greater accountability. This model is crucial because, despite operating in different geographies and business environments, all the brands share a common goal: to work closely with society and make a positive impact on People and the Planet. That is why our Commitment to Life sustainability vision remains as important as ever. It serves as the binding element that connects us all, providing a wealth of inspiration for designing new products, experiences, processes, and methodologies across all of our businesses.

In 2022, Natura &Co delivered broadly stable YoY net revenues in constant currency, up 0.4%, in a challenging environment. In BRL, net revenue of BRL 36.3 billion was down 9.5% YoY due to the depreciation of some of our operating currencies (GBP, AUD and ARS in particular) against the BRL. Focusing on profitability, all business units managed to pass on inflation to prices and made progress on category mix and cost control, but global inflation, FX headwinds and tough macro conditions impacted gross margin, which decreased by 110bps compared to FY21. These factors resulted in adjusted EBITDA of BRL 3.2 billion, down 23.7% YoY, with margin of 8.7% (compared to 10.3% FY2021).

The company posted a net loss of BRL 2.9 billion, compared to a net profit of BRL 1.0 in 2021, due to several factors, including lower adjusted EBITDA, higher transformations costs (aiming to accelerate changes within the business units to ensure sustainable growth), higher other operating expenses (particularly impacted by an impairment of BRL 383 million), higher net financial expenses amid rising global interest rates and higher income tax and social contributions (FY21 had benefited from tax credits).

Each business unit showed different dynamics from a top-line and profitability perspective. Here are some of our highlights:

•	Natura &Co Latin America showed particular resilience and revenues were up 6.3% at constant currency in FY22 (and down 1.7% in BRL due to FX impacts). The full-year performance was driven by the Natura brand, while the year also saw improving performance by Avon in the CFT category, which combined were more than enough to offset the impacts of the planned fashion & home portfolio optimization strategy. Adjusted EBITDA margin was 10.0%, down 120 bps despite price increases and strict cost control impacted by lower gross margin and some operational deleverage in Avon brand

•	Avon International’s revenue was down 9.9% in CC (-22.9% in BRL). The business unit is the most impacted by the Russia-Ukraine war, and also faced a challenging global macro environment (particularly in Western Europe) as well as the planned decrease in the number of representatives as the new commercial model is implemented. The new commercial model roll-out brings a number of benefits, such as improved representative productivity, greater digitalization, and more impactful product launches, which supported profitability and contributed to partially offsetting inflation, FX headwinds, and sales deleverage. Adjusted EBITDA margin stood at 4.3%, down 170 bps YoY

•	The Body Shop, which is especially exposed to Western Europe, where core distribution channels faced headwinds, posted a 13.5% revenue YoY decrease at CC and –24.3% in BRL. The Body Shop at Home channel, which had benefitted during Covid, returned to more normalized pre-pandemic levels as the economy reopened. Sales deleverage led to a YoY decrease in adjusted EBITDA margin of 670 bps to 10.9%

•	Aesop has another stellar year, posting 21.0% YoY net revenue growth at CC (and 4.6% growth in BRL). The strong top line growth and resilient profitability (gross margin was broadly stable in FY22) were more than offset by planned investments that pressured SG&A as a percentage of revenues and led to an adjusted EBITDA margin of 21.7% (-230 bps compared to the previous year)

Structural steps to create sustainable shareholder value are in motion in all our brands. At Natura &Co Latam, we are accelerating the integration of Natura and Avon in order to capture the full benefits of the combination in the region. At Aesop, we are evaluating strategic options aiming to improve the Company’s capital structure. At Avon International, we are continuing to optimize its geographic footprint in order to concentrate on profitable markets while reducing the cost structure. At The Body Shop, we are rightsizing the business, focusing on efficiencies and the core retail model in the face of the challenging channel mix changes it has experienced.

Natura &Co is a unique company whose people believe that success will only be achieved if we are true to our values and do the right things in the right way. I express my sincere gratitude to them for their unwavering dedication, as well as to all our stakeholders for sharing these principles with us. We are undertaking various initiatives to position the business for success going forward because there is no contradiction between dreaming what we dream and delivering positive results for everyone. I am confident that we have great assets and an incredible team with an enormous potential to position ourselves at the forefront of current and future challenges.

Lastly, I encourage you to read our 2023 Management Proposal, Proxy Statements and 2022 Annual Report. We remain committed to create sustainable long-term value to our shareholders. On behalf of the Board of Directors and management team we thank you for choosing to invest in Natura &Co.

We look forward to continuing our journey side by side with you,

With gratitude,

Fábio Barbosa,

Natura &Co CEO

1.	Information on the matters subject to resolution	p. 6
2.	Management Proposal	p. 8
3.	Exhibit I: Item 2 of the Reference Form	p. 25
4.	Exhibit II: Items 7.3 to 7.6 of the Reference Form	p. 55
5.	Exhibit III: Item 8 of the Reference Form	p. 62
6.	Exhibit IV: Proposal for Amendment to the Bylaws and Comparative Chart	p. 125

1.	Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 81, dated March 29, 2022, (“CVM Rule No. 81”) related to the matters subject to resolution in the Annual and Extraordinary General Meetings of the Company, to be held at 8:00 a.m., on April 26, 2023, exclusively digital, with attendance through Chorus Call electronic system (“AEGM” or “General Meetings”), as well as the further information and documents relevant for the exercise of voting rights by the shareholders are available to the shareholders at the Company’s principal place of business and on the investor relations website (https://ri.naturaeco.com), on the website of the Brazilian Securities and Exchange Commission – CVM (“CVM”) (www gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Law”), the General Meetings shall have the following agenda:

At the Annual General Meeting:

(1)  review the managers’ accounts, examine, discuss, and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022; and

(2)  define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2023.

At the Extraordinary General Meeting:

(1)  to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2022, by the profit and capital reserve account.

(2)  to resolve on the new ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022

(3)  to resolve on the independence of the candidates for the positions as members of the Company’s Board of Directors.

(4)  to resolve on (a) the reduction from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors for the existing term of office and (b) the election of 2 (two) new members for the vacant positions, to serve for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023;

(5)  to resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the share capital confirmed at the Board of Directors’ Meeting held on February 6, 2023;

(6)  to resolve on the inclusion of paragraph 3 of article 10 to the Company’s Bylaws, to adopt a cutoff date to organize the participation and voting procedure at general meetings;

(7)  to resolve on the amendment of article 11, article 16, main section and paragraph 2, article 18 and its paragraphs, article 19 and its paragraphs and paragraph 2 of article 21 of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the minimum and maximum number of board members to seven (7) and nine (9) members, respectively, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO;

(8)  to resolve on the amendment of paragraph 1 of article 15 of the Company’s Bylaws, in order to grant a casting vote to the person presiding the meetings of the management bodies;

(9)  to resolve on the amendment of paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, of the Company’s Bylaws, in order to adjust the wording and make them clearer;

(10)  to resolve on the amendment of paragraph 3 of article 15, of the Company’s Bylaws, to allow meetings of the Company’s management bodies to be held remotely, without such meetings being considered exceptional;

(11)  to resolve on the amendment of article 19 and its paragraphs, in order to align the Company’s practices with item 2.9.1 of the Brazilian Corporate Governance Code;

(12)  to resolve on the amendment of article 21 and its paragraphs and article 23 and its paragraphs of the Company’s Bylaws to modify the composition and structure of the positions of the Company’s Statutory Office, in order to: (I) create the position of Chief Executive Officer; (II) to exclude the position of Global Operations and Procurement Officer; (III) to assign specific functions to the positions of the Statutory Office; and (IV) alter the composition of the Statutory Office so that it is composed of at least two (2) members and at most eight (8) members;

(13)  to resolve on the amendment of item (ii) of article 22 and the exclusion of articles 25 and 26 of the Company’s Bylaws, to exclude the Group’s Operational Committee; and

(14)  to resolve on the restatement of the Company’s Bylaws, including the renumbering of articles to reflect the changes set forth in the items above

BOARD OF DIRECTORS

2.	Management Proposal

In compliance with the provisions of CVM Rule No. 80 of March 29, 2022 (“CVM Rule 80”), and of CVM Rule 81, and aiming at the Shareholders’ instruction regarding the matters to be resolved in the Meetings, this document provides the Company’s management proposal about the matters to be submitted to the resolution of the Shareholders in the General Meetings, as well as the information relevant for the exercise of the voting right by the Shareholders.

At the Annual General Meeting:

(1)  Review the managers’ accounts, examine, discuss, and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022.

The annual management report and the financial statements, together with the independent auditors’ report for the fiscal year ended on December 31, 2022, were approved by the Board of Directors at a meeting held on March 08, 2023, and disclosed on March 13, 2023.

In addition to the other applicable documents, pursuant to CVM Rule No. 81, the documents below are available for consultation on the Investor Relations website (https://ri.naturaeco.com/en on the CVM website (www.gov.br/cvm) and on the B3 website (www.b3.com.br):

•	Management Report;

•	Financial Statements;

•	Managers’ comments about the Company’s financial situation, pursuant to item 2 of the Reference Form and under CVM Rule No. 81, which is also in Exhibit I to this Proposal;

•	Independent Auditors’ Report;

•	Fiscal Council Opinion concerning the Financial Statements

•	Annual Report of the Audit, Risk Management and Finance Committee;

•	Declaration on the Financial Statements; and

•	Declaration on the Auditors’ Report.

Pursuant to CVM Rule No. 166, dated September 1, 2022, the Company is considered a small-sized listed company; therefore, the publications required under the Corporations Law and CVM rules will be carried out pursuant to the Empresas.Net system.

The Management proposes approval of the manager’s accounts, of the management report and of the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022.

Considering that the Company incurred a loss in the amount of BRL 2,859,629,000.00 in the fiscal year ending December 31, 2022, and BRL 865,074,000.00 was absorbed by the profit reserves, the remaining loss balance of BRL 1,994,552,000.00 shall be allocated to the accumulated losses account, pursuant to article 189 of the Corporations Law, without prejudice to the proposal of absorption of said losses by the Company’s profit reserve in an Extraordinary General Meeting, as indicated below.

Finally, under the terms of the decision of the Collegiate of the CVM of 09/27/2011, in Proceeding CVM RJ/2010-14687, the companies that ascertain loss in the fiscal year are exempted from presenting the information indicated in Exhibit 9-1-II of former CVM Instruction No. 481/2009, currently Exhibit A of CVM Rule 81.

(2)  Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2023.

The Company’s Management proposes to set the managers’ global compensation, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023, considering the period from May 2023 to April 2024, in the total amount of up to BRL77,810,117.47, including fixed, variable and share-based compensation.

The proposed amount for the global compensation of the managers for the period May 2023 to April 2024 is 32% lower than the amount of BRL115,155,770.56 approved at the Annual General Meeting held on April 20, 2022, for the period May 2022 to April 2023.

The proposal of global compensation of the Company’s managers takes into consideration its new administrative and governance structure, announced in the Material Fact of June 15, 2022 (available here), which establishes a new and simpler corporate structure of the Company, with the reduction of the size of the Board of Directors. The corporate adjustments with the reduction of the Board of Directors are reflected in the proposed amendments to the Bylaws, matter of the Extraordinary General Meeting to be held together with this Annual General Meeting.

The new administrative and governance structure resulted in the departure of our Executive Chairman and Group CEO, being replaced by a new Natura &Co CEO. Our actual global compensation for the period of May 2022 to April 2023 was 72.2% higher than what was approved at the AGM 2022 due mainly to severance expenses resulting from above mentioned changes made to the Board of Directors, which was a one-off event. It is also important to point out that a substantial portion of the increase pertains to an accounting effect in respect to the share compensation amount of the termination agreement. Due to an accounting treatment and requirements applicable to the Company’s IFRS Financial Statements, the Company is required to fully recognize, in 2022, the cost of the share compensation award valued at fair market value at grant date, rather than the fair market value on the final vesting date (i.e., amount that is actually materialized). For more detail on the breakdown of the increased amount, please refer to the table on page 16, under the Extraordinary General Meeting proposal vote, item (2) – “to resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022.”

The new Natura &Co CEO compensation aligns with the Company’s focus on simplifying the business model, through the decentralization of the Group’s functions. This change will provide the business units with more responsibility and autonomy, hence space to develop, enhancing the flourishing of the brands.

The continuous work front that has assisted in the transition process since the Material Fact of June 15, 2022, has defined which activities will have higher priority and which functions will have a leaner and simplified structure. These changes were the pillars for the construction of an overall remuneration proposal in an amount substantially lower than the previous year.

Remuneration program in line with the new strategic direction of the Natura Group and transition to a simpler structure.

Since June 15, 2022, the position of Executive Chairman of the Board of Directors has remained vacant and Fábio Colletti Barbosa has held the position of Group CEO since then. The changes now proposed for approval by the shareholders, at the Extraordinary General Meeting, regarding the Company’s current corporate governance structure, seek to simplify the Company’s strategic management structure, through:

(i) the reduction of the number of members elected to the Board of Directors, currently composed of at least nine (9) members and at most thirteen (13) members, to a composition of at least seven (7) members and at most nine (9) members, approval of item 12 of the Extraordinary General Meeting

The proposed transition of the positions of Executive Chairman of the Board of Directors and Group CEO, to a single position of Natura &Co CEO also provides more clarity to the analysis of the compensation of the Company’s managers. Under the previous governance structure, the compensation of the Executive Chairman of the Board of Directors and Group CEO was reported as compensation of the Board of Directors.

Upon approval of item 7, below, the remuneration of the Natura &Co CEO will now be reported as part of the compensation of the Statutory Officers, and no longer of the Board of Directors, making the presentation of remuneration data no longer differentiated from other global listed companies.

How our value-oriented compensation program contributes to our strategic transformation.

We started 2022 navigating in a challenging macroenvironment, which worsened with the war in Ukraine, and uncertainty surrounding the performance of a few business units after a post-pandemic change in consumer behavior, in addition to supply chain disruptions, inflation, new pandemic constraints and weakened consumption levels in Brazil. In this environment, we decided in mid-2022 to reassess the group’s growth model to enter a new stabilization cycle. Important changes were carried out, such as a stronger focus on profitability and cash conversion (with incentives adjusted accordingly), a revision of the cost structure and the role of the Holding company, alongside important revisions in our global footprint in order to position the business for success going forward.

Structural steps to create sustainable shareholder value are in motion in all our brands. Looking forward, we are confident that the actions we are taking will position Natura &Co to focus not only on profitability and cash, but also to return to growth. While we expect 2023 to be another challenging year, our focus on cash generation and improving the Company’s capital structure will allow us to invest in our priorities, building the path to unlock significant value.

Based on our constant focus on moving forward, the Management proposes the approval of the modification and ratification of our global compensation. Shareholders are invited to read the Natura &Co CEO Letter on page 2, access the 4Q22 and 2022 results (link) and the 2022 Annual Report (link) to check further updates on financial performance, strategy and governance.

Compensation structure

The Company’s compensation strategy is based on its more general mission focused on “people, planet and profit”. Natura &Co is made up of global, multi-channel, purpose- driven cosmetics brands. Given the Group’s structure and complexity of its operations, it is essential to have a highly qualified management team to guide the Group on its growth path, execute a purposeful business strategy and add value for all stakeholders.

The Company’s compensation structure takes into consideration market-specific competitive standards and levels for each function, regulatory requirements, business strategy, and alignment with shareholder interests. As a market practice and in line with the objectives of our talents, our compensation structure is composed of fixed and variable compensation, the latter with short and long-term incentives. Compensation is designed to be predominantly variable and is not paid if threshold performance levels are not met. That said, considering the challenging year of 2022 and looking ahead, compensation metrics and KPIs were realigned with the new focus of the Company, in order to implement higher autonomy and responsibility to each BU.

More information about the Total Compensation of the Board of Directors, Statutory Officers and Fiscal Council with respect to the fiscal years ending December 31, 2022 and 2023, respectively, can be found in Exhibit V - Reference Form, item 8.1.

Total Compensation for the period of May 2023 – April 2024

The Annual Variable Compensation (short-term incentive) is based on performance, with a minimum EBITDA target that must be reached for the funds to be released. Assuming the minimum amount is reached, performance is evaluated based on a scorecard, which brings together financial metrics such as cash generation, among others, as well as growth and social and environmental goals.

Share-Based Compensation (long-term incentive) has a vesting term of three years and comprises a “Co-investment Program” and a “Long-Term Incentive Program” to encourage long-term performance on key indicators and align management’s interests with that of our shareholders. Key performance may vary by year according to our business strategy.

To strengthen this commitment, Natura &Co, as a purpose-driven group, has established material weighting for environmental and social metrics in the short and long-term incentive programs, as presented in the chart below:

The variable component, predominantly based on shares, represents a significant portion of the compensation of the Board of Directors and Statutory Officers to enable the development and performance of the long-term strategy and creation of value for all stakeholders, as shown in the graphs below:

For more information about the management compensation structure, see item 8 of the Reference Form in Exhibit III of this Proposal.

The Company Managers Compensation Policy was approved by the Board of Directors on July 17, 2019, and is available for consultation on the Company’s investor relations website and on the CVM website (www.cvm.gov.br).

(3)	Instatement of the Fiscal Council.

Despite not being on the agenda for the AEGM, CVM Rule No. 77/22, allows shareholders representing at least 2% of the total voting shares issued by the Company to request the instatement of the Fiscal Council. In this sense, by legal requirement, the Remote Voting Ballot contains the following simple question:

“Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404, of 1976?

[ ] Yes [ ] No [ ] Abstain.”

The Company understands that the Audit, Risk Management and Finance Committee, currently composed of two independent directors and one external member, whose mission is to ensure the operationalization of the internal and external audit procedures, of the mechanisms and controls related to the risk management and coherence of financial policies with the strategic guidelines and the business risk profile, already properly performs the surveillance functions, thus dispensing with the instatement of such Fiscal Council, which would result in an increase in the Company’s costs with no clear benefits in return.

Notwithstanding the foregoing, pursuant to article 37, I, of CVM Rule No. 81, shareholders representing at least 0.5% Company’s capital stock may request the inclusion of candidates to the Fiscal Council in the Remote Voting Ballot.

In this regard, the Company received a request from the following shareholders, jointly representing more than 0.5% of the Company’s capital stock: (i) PREVI - Banco do Brasil Employees’ Pension Fund, (ii) investment funds managed by BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A. and (iii) investment funds managed by JGP Gestão de Recursos Ltda., in which they nominated the following candidates for member and alternate member of the Fiscal Council for separate voting by minority shareholders, in accordance with § 4 of article 161 of the Corporations Law:

•	Cynthia May Hobbs Pinho, as a member, and Andrea Maria Ramos Leonel, as alternate member.

Pursuant to article 11 of CVM Rule 81, information regarding the above mentioned candidates is contained in items 7.3 to 7.6 of the Reference Form, which are attached as Annex II to this Proposal.

* * *

At the Extraordinary General Meeting:

(1)  to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2022 by the profit and capital reserve account.

As stated in its financial statements and in the managers’ comments on the Company’s financial position pursuant to item 2 of the Reference Form, and set out in Exhibit I to this Proposal, the Company recorded a loss for the year ended December 31, 2022, in the amount of BRL 2,859,629,000.00. This loss was partially absorbed by profit reserves by an amount of BRL 865,074,000.00.

In addition, the Company currently has capital reserves in the amount of BRL 10,540,585,000.00.

Considering that the Corporations Law allows capital reserves to be used to absorb losses, the Company’s Management proposes the absorption of BRL 1,994,552,000.00 accumulated losses against the Company’s capital reserves be approved, so that any profits generated as of January 1, 2023, may be distributable to shareholders.

(2)  resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022.

At the Annual General Meeting held on April 20, 2022 (“2022 AGM”), the shareholders approved, by majority of the votes cast, the global compensation of the managers considering the period from May 2022 to April 2023, in the total amount of up to BRL 115,155,770.56.

This amount was exceeded by BRL 83,127,660.00 mainly due to costs incurred due to the reorganization of the group in line with its new strategic direction, as well as the transition of the then Executive Chairman of the Board of Directors and Group CEO, as per Material Fact disclosed on June 15, 2022.

We have prepared the comparative table below in order to show, with respect to the global compensation, what were the expenses and benefits originally approved at the annual general meeting held on April 20, 2022, and what were the expenses and benefits actually incurred during the period from May 2022 to April 2023:

	(BRL ’000)
	Values provided	Realized Values
Board of Directors
Fixed compensation
Salary or Management Fee (a)	13,535.47	9,527.28
Direct and Indirect Benefits (b)	343.17	389.97
Participation in Committees (c )	896.73	799.71
Others
Variable Compensation
Bonus (d)	11,029.08	8,384.97
Profit Sharing Program
Participation in meetings
Commissions
Others (e)		741.53
Post-Employment Benefit (f)		45,643.40
Cessation of exercise of the position
Share-based compensation (including options) (g)	58,912.27	91,560.07
Total Board of Directors (A) (a+b+c+d+e+f+g)	84,716.71	157,046.92

Statutory Office
Fixed compensation
Salary or Management Fee (1)	8,331.10	8,324.60
Direct and Indirect Benefits (2)	629.91	1,116.35
Participation in Committees
Others
Variable Compensation
Bonus
Profit Sharing Program (3)	8,540.10	7,702.64
Participation in meetings
Commissions
Others (4)		6,160.91
Post-Employment Benefit (5)		1,119.76
Cessation of exercise of the position
Share-based compensation (including options) (6)*	12,937.96	16,812.25
Total Statutory Office (B) (1+2+3+4+5+6)	30,439.06	41,236.51
Total (A+B)	115,155.78	198,283.44

According to the chart, the increase was due preponderantly to expenses related to post-employment benefits and other benefits linked to the exit of the then Group CEO and Executive Chairman of the Board of Directors, with impacts also on the share-based compensation line. Such expenses were not foreseeable in the compensation proposal approved at the annual general meeting held on April 20, 2022. Also, it is important to point out that a substantial portion of the increase pertains to the accrual of the share compensation amount of the related termination agreement. Due to an accounting treatment and requirements applicable to the Company’s IFRS Financial Statements, the Company is required to fully recognize, in 2022, the cost of the share compensation award valued at fair market value at grant date, rather than the fair market value on the final vesting date (i.e., amount that is actually materialized).

The table also reflects the costs arising from the other adjustments related to the proposed simplification of the Company’s strategic management structure, which has been implemented on an ongoing basis since its announcement on June 15, 2022.

The proposed rectification and ratification of the global compensation submitted for Shareholders’ approval marks the end of one phase of the Company, and the beginning of a new phase, with a more simplified, decentralized, and lower cost administrative and governance structure, which is reflected in the amount of the proposed global management compensation for the period May 2023 to April 2024.

In view of the above, Management proposes that the re-ratification of the global amount of the global compensation amount paid to the Company’s managers be approved, considering the period from May 2022 to April 2023, fixed in the 2022 AGM in the amount of BRL115,155,770.56 to BRL 198,283,430.51, that is, a difference of BRL 83,127,660.00 so that it can be incorporated into the compensation for the year.

For more information on the proposed rectification and ratification of management global compensation presented, see item 8 of the Reference Form, contained in Exhibit III to this Proposal.

(3)  to resolve on the independence of the candidates for the positions as members of the Company’s Board of Directors

Under of article 17 of the Novo Mercado Rules, the characterization of the persons nominated to the Board of Directors as independent board members shall be resolved by the Company’s General Meeting.

Pursuant to article 17, I of the Novo Mercado Rules, the Company obtained a declaration from the candidates above, in which they attested to their inclusion in the criteria established in the Novo Mercado Rules. In addition, the Company’s Board of Directors issued a favorable statement for the qualification of the candidates above in accordance with the independence criteria set forth in the Novo Mercado Rules.

In view of the above, the Management recommends that the shareholders approve the inclusion of Mr. Bruno de Araújo Lima Rocha and Mrs. Maria Eduarda Mascarenhas Kertész as candidates for independent members of the Board of Directors.

(4)  to resolve to resolve on (a) the reduction from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors for the existing term of office and (b) the election of 2 (two) new members for the vacant positions, to serve for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023;

In accordance with the process of downsizing the Natura &Co’s governance structure mentioned in item (7) below, five members of the current Board of Directors will resign prior to the AEGM. As of the AEGM, the members Ian Martin Bickley, Jessica DiLullo Herrin, Wyllie Don Cornwell, Nancy Killefer and Fábio Colletti Barbosa will no longer be part of the Company’s Board of Directors. The Management would like to thank them for their leadership and strong contribution since they joined the Board.

Accordingly, the Management proposes the approval of the (a) the reduction from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors for the existing term of office and (b) the election of 2 (two) new members for the vacant positions, to serve for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023.

The Management nominated Mr. Bruno De Araujo Lima Rocha, Brazilian citizen, economist, holder of Identity Card No. 04.440.690-8, enrolled with CPF/ME under No. 664.045.847-00, and Mrs. Maria Eduarda Mascarenhas Kertész, Brazilian citizen, businesswoman, holder of Identity Card No. 4.377.401, enrolled with CPF/ME under No. 146.986.968-36, for the 2 (two) vacant positions of members of the Board of Directors. The Company’s Board of Directors issued a favorable statement on the adherence of the candidates to the Company’s Management Nomination Policy.

For further information on the candidates, see the document contained in Exhibit II to this Proposal, containing the information of items 7.3 to 7.6 of the Reference Form.

(5)  to resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the share capital confirmed at the Board of Directors’ Meeting held on February 6, 2023.

The Company’s Management proposes to amend article 5 of the Company’s Bylaws to reflect the current value of the share capital, as stated at the Board of Directors’ Meeting held on January 31, 2023, which is twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos (BRL 12,697,194,064.43), divided into one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570) registered common shares, without par value, as a result of the exercise of options to purchase or subscribe common shares issued by the Company, within the scope of long-term incentive plans.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(6)  to resolve on the inclusion of paragraph 3 of article 10 to the Company’s Bylaws, to adopt a cutoff date to organize the participation and voting procedure at general meetings.

To organize the participation and voting procedure at general meetings improve the organization and voting procedure in general meetings, Management proposes the Company’s Bylaws should establish that only those shareholders whose shares are registered in their name at least two (2) business days before the date of general meeting may participate and vote.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(7)  to resolve on the amendment of article 11, article 16, main section and paragraph 2, article 18 and its paragraphs, article 19 and its paragraphs and paragraph 2 of article 21 of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the maximum number of board members to nine (9) members and exclude the positions of Executive Chairman of the Board of Directors and Group CEO;

In the process of downsizing the Natura &Co’s governance structure, the Management proposes to reduce the composition of the Board of Directors from (i) a maximum of 13 to a maximum of 9 members, and (ii) a minimum of 9 to a minimum of 7 members, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO as they are no more in line with the new governance structure and business strategy.

By excluding the referred positions, the Company is also observing the best corporate governance practices, which require the non-accumulation of the positions of the Chairman of the Board of Directors and CEO. As part of the proposed adjustments, we recommend creating a Chief Executive Officer - Natura &Co CEO - position as part of the Statutory Office with its responsibilities listed in our bylaws. Furthermore, with the removal of the link between the Group CEO, now the Natura &Co CEO, from the Board of Directors, we will also be able to report the Natura &Co CEO’s compensation under the Statutory Office scope rather than on the Board of Directors, disclosing the executive compensation in line with other global listed companies.

In the same sense, the reduction of the Board of Directors focuses on a leaner corporate structure to the Holding, allowing greater autonomy to the business units and supporting, even more, their path of growth to continue delivering long-term value to the shareholders. Furthermore, the proposed reduction of the Board of Directors composition not only reflects its new role before the Company’s resizing without compromising its efficiency but also represents a better governance practice.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(8)  to resolve on the amendment of paragraph 1 of article 15 of the Company’s Bylaws, in order to grant a casting vote to the person presiding the meetings of the management bodies.

Under the current Bylaws, the Co-Chairman of the Board of Directors has the casting vote in management bodies meetings. In view of the review of the Company’s internal governance structure and considering the current proposal of amendment of the Bylaws in which the Co-Chairmen of the Board of Directors will take turns chairing the general meetings, this specific amendment intends to grant a casting vote to the person presiding the relevant meeting.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(9)  to resolve on the amendment of paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, of the Company’s Bylaws, in order to adjust the wording and make them clearer.

By means of these changes, the Management proposes to clarify terms and make the wording of the Bylaws clearer.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(10)  to resolve on the amendment of paragraph 3 of article 15, of the Company’s Bylaws, to allow ordinary meetings of the Company’s management bodies to be held remotely, without such meetings being considered exceptional.

The amendment aims to allow meetings of the Company’s management bodies to be held remotely as an ordinarily way without such types of meetings being allowed to take place only on exceptional occasions.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(11)  to resolve on the amendment of article 19 and its paragraphs, in order to align the Company’s practices with item 2.9.1 of the Brazilian Corporate Governance Code;

Item 2.9.1 of the Brazilian Corporate Governance Code recommends that the Board of Directors defines an annual calendar with the dates of the ordinary meetings, which must be no less than six (6) and no more than twelve (12), in addition to calling extraordinary meetings whenever necessary. This amendment aims to establish a minimum of six Board of Directors ordinary meetings, as well as the necessity to approve an annual calendar.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(12)  To resolve on the amendment of article 21 and its paragraphs and article 23 and its paragraphs of the Company’s Bylaws to modify the composition and structure of the positions of the Company’s Statutory Office, in order to: (I) create the position of Chief Executive Officer; (II) to exclude the position of Global Operations and Procurement Officer; (III) to assign specific functions to the positions of the Statutory Office; and (IV) alter the composition of the Statutory Office so that it is composed of at least two (2) members and at most eight (8) members

In line with the revision of the Company’s internal governance structure, the Management proposes to change the composition and structure of the positions of the Company’s Statutory Office to establish the position of Chief Executive Officer and exclude the position of Global Operations and Procurement Officer.

Currently, the Statutory Office must be composed of at least two (2) members and at most nine (9) members. The Company’s Management proposes that the maximum number of members of the Board of Directors be reduced to eight (8) members and the minimum shall be kept as two (2).

In view of the proposed amendment, the Statutory Office shall be compose of (i) one (1) Chief Executive Officer, (ii) one (1) Financial Officer, (iii) one (1) Legal and Compliance Officer, (iv) one (1) Executive Officer for Latin America, (v) one (1) Corporate Governance Officer, (vi) one (1) Investor Relations Officer and (vii) up to two (2) Executive Officers, as well as to specify and establish, expressly in the Bylaws, the specific attributions for the Statutory Office positions mentioned herein.

This initiative is aligned with the redesigning Natura &Co’s organizational structure to make it lighter and leaner, as announced on 2022. The governance model and ways of working within Natura &Co, with the holding company strongly concentrated on defining key performance indicators, monitoring and tracking the performance of more autonomous brands, leading the allocation of resources within the group and continuing to promote our 2030 Commitment to Life Sustainability Vision.

We are confident that a leaner and a more agile structure, built on a strong foundation of accountability for results, will empower the Business Units to respond with agility to their current strategic and market challenges. At the same time, we are strongly focused on improving the fundamentals of our underperforming businesses, which we regard as our principal challenge and main upside driver.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(13)  to resolve on the amendment of item (ii) of article 22 and the exclusion of articles 25 and 26 of the Company’s Bylaws, to exclude the Group’s Operational Committee.

In line with the review of the Company’s internal governance structure, the Management proposes to exclude the Group Operational Committee from the Company’s Bylaws, bearing in mind that the Group Operational Committee attributions have been absorbed by the Board of Directors.

This initiative is aligned with the redesigning Natura &Co’s organizational structure to make it lighter and leaner, as announced on 2022.

The governance model and ways of working within Natura &Co, with the holding company strongly concentrated on defining key performance indicators, monitoring and tracking the performance of more autonomous brands, leading the allocation of resources within the group and continuing to promote our 2030 Commitment to Life Sustainability Vision.

We are confident that a leaner and a more agile structure, built on a strong foundation of accountability for results, will empower the Business Units to respond with agility to their current strategic and market challenges. At the same time, we are strongly focused on improving the fundamentals of our underperforming businesses, which we regard as our principal challenge and main upside driver.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(14)  To resolve on the restatement of the Company’s Bylaws, including the renumbering of articles, to reflect the changes set forth in the items above.

To the extent that the amendments proposed in the items above are approved by the shareholders, the Board of Directors proposes, as a consequence, the restatement of the Company’s Bylaws, pursuant to the provisions of Exhibit IV to this Proposal.

In compliance with the provisions of article 12 of CVM Rule No. 81, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 26, 2023.

EXHIBIT I

Managers’ comments about the Company’s financial status, pursuant to item 2 of the Reference Form and under CVM Rule No. 81

2.1	- General Financial and Equity Conditions

In this item 2.1, the Company’s Directors provide their vision and perception of the Company’s business, activities and performance, and take into account the financial information for the fiscal year ended December 31, 2022.

For more identified information on the subject, we suggest reading, together, our audited consolidated financial monitors, especially the reference to the fiscal year ended on December 31, 2022, available on the Company’s website1, CVM (gov.br/cvm) and B3 (www.b3.com.br).

For the purposes of this Section 2 of the Reference Form, it is worth noting that:

•	Consolidated financial statements, statements of income and cash flows and all other changes in assets and liabilities, unless otherwise noted, are in reais and have been rounded to the nearest thousand, unless otherwise indicated.

•	The terms “AH” and “AV” in the columns of certain tables in this section 2 of the Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. Horizontal Analysis compares ratios or line items in our financial statements over a period. Vertical Analysis represents a percentage or line item of net operating income for the years indicated, or of total assets on the applicable dates, unless otherwise indicated.

a)	general financial and equity conditions

The Company’s Directors believe that the Company’s financial and equity conditions are sufficient for the implementation of its business plan and fulfillment of its short and long term obligations.

The Company’s cash generation, together with the lines of credit available at financial institutions, is able to support the financing of its activities and cover the need for resources to carry out the Company’s business plan, which is evidenced, based on on some data from the end of the fiscal year on December 31, 2022, such as current ratios (total current assets divided by total current liabilities) and general ratios (sum of current assets and non-current assets divided by the sum of current liabilities and non-current liabilities), respectively of 1.2 and 0.7, and by the amount held in cash by the Company, in the amount of R$6.0 billion.

The table below represents our indebtedness as of December 31, 2022 (in millions of BRL):

Borrowings, financing and debentures (current liabilities)	331.2
Borrowings, financing and debentures (non current liabilities)	13,261.1
Lease libilities (current liabilities)	878.4
Lease libilities (non current liabilities)	2,392.3

Total debt	16,863.0

1	On the Company’s Investor Relations website (ri.naturaeco.com), click on “Results and Presentations”, “Results Center” and, finally, on the link in “pdf” corresponding to “Financial Statements in International Standards – 4Q” or directly through the link https://ri.naturaeco.com/resultados-e-apresentacoes/central-de-resultados/. To access the results referring to previous years, simply select the corresponding year in the upper right corner of the available information table and then click on the “pdf” link corresponding to the desired document.

Derivative financial instruments (current and non current liabilities)	1,805.2
Lease libilities (current liabilities)	(878.4)
Lease libilities (non current liabilities)	(2,392.3)

Gross debt	15,397.5
Cash and cash equivalentes and short term investments (current and non current)	5,996.2

Net Debt	9,401.4

b)	Capital structure

The Company’s Directors also believes that the Company’s capital structure is adequate for its business model and the fulfillment of its objectives of protecting the capacity of business continuity to offer return to shareholders and benefit other stakeholders, in addition to being reasonable to reduce that cost.

The table below shows our capital structure as of December 31, 2022 (in millions of Reais, except percentages):

Equity	22,351.2
Borrowings, financing and debentures (current and non current liabilities) including lease liabilities	16,863.0
Total source of capital	39,214.2
Equity (i)	57.0%
Borrowings, financing and debentures (current and non current liabilities) including lease liabilities (ii)	43.0%
(i)	Equity divided by total source of capital.

(ii)Borrowings, financing and debentures (current and non current liabilities) including lease liabilities, divided by the total source of capital.

During the fiscal year ended December 31, 2022, the increase in amounts referring to current and non-current loans, financing and debentures, including lease liabilities, is explained below:

- new borrowing and financing during the year ended December 31, 2022 refer basically to: (i) utilization of a revolving credit facility in the principal amount of up to US$ 625 million by Natura &Co Luxembourg; (ii) issue of debt securities by Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.00% per year, which are guaranteed by Natura &Co Holding and Natura Cosméticos, (iii) issue of the 11th series of debentures in the amount of R$826 million, maturing in 2025 and issue of the 12th series of debentures in the amount of R$1,050 million, maturing between 2025 and 2032 by Natura Cosméticos (iv) issue of commercial notes by Natura Cosméticos in the amount of R$500 million due in 2025 and (v) new credit line in the total principal amount of US$250 million by Natura &Co Luxembourg.

- the amortizations made in the year ended December 31, 2022 refer mainly to the: (i) early redemption of debt securities of Avon (“Notes”), (ii) the early redemption of the 9th and 10th series of debentures issued by Natura Cosméticos (iii) the early redemption of the credit line in the amount of £70 million from The Body Shop and (iv) the refinancing of the credit line under Resolution 4131/62 of Natura Cosméticos.

Cash and Cash Equivalents and Short-Term investments

As of December 31, 2022, our cash and cash equivalents and short-term investments totaled R$6.0 billion, remaining stable compared to the previous fiscal year, where we had a significant improvement in operating cash generation, which was offset by consumption of cash by investment and financing activities, associated with the acquisition of fixed and intangible assets and rights of use. Cash and cash equivalents and short-term investments in current assets represented 11.0% of total assets as of December 31, 2022, compared to 9.9% as of December 31, 2021.

c)	ability to pay in relation to the financial commitments assumed

In the fiscal year ended December 31, 2022, we fully complied with our financial commitments, and there is no prospect of financial incapacity.

Based on the cash cycle of retail operations and the minimum capital required to guarantee credit operations, the Company manages its cash by establishing a strategic minimum cash amount. Management continually monitors forecast liquidity requirements, taking into account debt financing plans, to ensure that there is sufficient cash to meet operating needs.

Additionally, the Board understands that the Company’s relationship with financial institutions allows access to additional lines of credit under comfortable conditions for raising funds via debt or even issuing new shares to increase capital, when necessary.

The analysis of current liquidity and general liquidity indices demonstrates the Company’s ability to settle its short-term commitments. As already mentioned above, the Company’s current liquidity (represented by current assets divided by current liabilities) and general liquidity ratios (represented by total assets divided by the sum of current liabilities and non-current liabilities) were of 1.2 and 0.7, respectively.

d)	sources of financing for working capital and investments in non-current assets used by the Company

Traditionally, our cash requirements have consisted of working capital, maintenance of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of facilities, as well as acquisitions.

Our sources of liquidity come from cash flows from our operations (which may vary according to fluctuations in our operating income, cost of goods sold, operating expenses and financial results) and short-term and long-term borrowings. We finance acquisitions through third-party loans and share exchange structures. Thus, in short, our main sources of financing for working capital, investments in non-current assets and any additional needs are: (i) cash generated from our operating activities and (ii) loans and financing. The Executive Board understands that the financing sources are considered adequate for the Company’s business.

The Company has some lines of credit that provide financial coverage to the Group’s companies. As of December 31, 2022, credit lines for working capital totaled R$1,418.1 million.

e)	funding sources for working capital and investments in non-current assets intended to cover liquidity deficiencies

We believe that, for the next 12 months, our working capital is sufficient to meet our current needs. If necessary, we will be able to cover any possible shortfalls in our working capital needs through short-term and long-term loans or debt offerings in the domestic and international capital markets.

f)	indebtedness levels and debt characteristics

(i)	relevant loan and financing agreements

As of December 31, 2022, our loans and financing consist mainly of issues of debentures and notes (notes), pursuant to Law No. 4,131, financial leasing, and loans for working capital.

As of December 31, 2022, loans, financing and debentures and issues of current and non-current securities, including lease liabilities, totaled R$16,863 million, of which R$1,210 million were current and R$15,653 million were non-current.

The table below shows the maturities of our consolidated non-current debt, including lease liabilities, as of December 31, 2022, noting that the amounts are indicated in millions of R$:

	Less than a year	From one to five years	More than five years	Total expected cash flow	Interests to incurr	Valor contábil
Borrowings, financing and debentures (current and non current liabilities	722,146	3,228,866	13,140,599	17,091,611	(3,499,325)	13,592,286
Lease liabilities	1,070,253	2,019,723	856,402	3,946,378	(675,641)	3,270,737

The summary of current and non-current loans and financing and debentures and issues of securities for the years ended December 31, 2022 is shown below:

	2022	Currency	Maturity	Interest	Security/ Guarantee
Local Currency
FINEP (Financing Agency for Studies and Projects)........................................	17.0	Real	June 2023	Interest of 3.5% per year.	Bank-issued guarantee letter.
Debentures ...............................................	1,913.2	Real	August 2024	Interest of 112.00% of the CDI and 1.00% + CDI, 1.15% + CDI, matured in March and 2020, September 2020, September 2021, maturing in September 2022 and August 2024.	None
Business notes..........................................	519.0	Real	September 2025	CDI interest + 1.55% with bi- annual payments	Guarantee of Natura &Co Holding S.A.
Financial lease .........................................	3,270.7	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – Avon ...........................	113.7	Various	May 2022	Sonia plus 7.7% per year	‘None
Working capital – Lux .............................	1,304.4	U.S. Dollar	November 2025	SOFR + 2.47% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos
Notes – Avon ...........................................	1,421.3	U.S. Dollar	(a) March 15, 2023; (b) March 15, 2043;	6.45% and 8.45% per year	None
Notes – Lux ............................................	3,130.7	U.S. Dollar	April 2029	Interest of 6.00% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos
Total in local currency ...........................	11,690.0
Foreign Currency
Notes........................................................	5,173.0	U.S. dollar	May 2028	Interest of 5.375% per year (5)	None
Total in foreign currency.......................	5,173.0
Overall total .............................................	16,863.0
Current .................................................	1,132.0
Noncurrent ...........................................	13,817.8
Debentures
Current .................................................	77.6
Noncurrent ...........................................	1,835.6
(i)	CDI Rate - Interbank Loan Rate.

(ii)	PSI – Investment Support Program.

(iii)	IPCA - Extended Consumer Price Index.

(iv)	TIIE - Mexican Interbank Equilibrium Interest Rate.

(v)	Loans and financing for which financial instruments of the “swap” type were contracted with the exchange of indexation from foreign currency to CDI. These loans and financing are not shown net of their derivatives.

(vi)	These loans are subject to the general provisions applicable to BNDES contracts, including provisions that prevent us from incurring certain new debts.

(ii)	other long-term relationships with financial institutions

The Company has a long-term relationship with local and international financial institutions that,

over the last few years, have enabled the growth of its activities through loans and financing.

(iii)	degree of subordination between debts

None of our existing debts as of December 31, 2022 have a specific subordination clause, so that there is no preference relationship between them. Gross debt comprises the sum of loans and financing and debentures (current and non-current), guaranteed by (i) fiduciary assignment; (ii) fiduciary alienation; and by (iii) fidejussory guarantees, such as endorsement and surety. The degree of subordination between the Company’s debts is determined in accordance with the provisions of the legislation in force, namely: (i) social and labor obligations; (ii) taxes payable; (iii) lease liabilities; (iv) loans and financing; (v) unsecured claims; (vi) subordinated claims; and (vii) dividends and interest on equity.(i) any restrictions imposed on the Company, in particular, in relation to indebtedness limits and the contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

(iv) any restrictions imposed on the Company, in particular, in relation to indebtedness limits and the contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions On December 31, 2022, the Company no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, due to the maturity and early settlement of the 9th and 10th series of debentures in December 2022. The Company also has covenants related to non-financial indicators according to each contract. The Company complies with such clauses on December 31, 2022 and 2021

ESG Note Covenants

The deed that governs the 4.125% sustainability notes due 2028 from Natura Cosméticos contains certain customary covenants (including office or agency maintenance, corporate existence maintenance, property maintenance, liens limitations and purchase of notes on change of control), customary default events, cross-default clauses and change of control clauses. The indenture governing the ESG Notes also permits Natura Cosméticos, as issuer, Natura &Co Holding S.A., as guarantor, or their respective affiliates, at any time and from time to time, to purchase notes on the open market or otherwise.

The ESG Notes include two sustainability performance targets, to be met by the end of 2026: (i) reduction in scopes 1, 2 and 3 of the relative intensity of greenhouse gas emissions by 13%; and (ii) achieve 25% post-consumer recycled plastic in plastic product packaging. Under the notes, from 3 November 2027, inclusive, the interest rate payable on the notes must be increased by 65 basis points per annum, unless sustainability performance targets have been met, as ascertained by an external verifier. 2019 is the baseline year for sustainability performance targets.

Covenants - Natura Cosméticos bonds

The Company, due to the issuance of bonds abroad, also has limitations such as: (i) declaring or paying dividends or making any other distribution on its equity interest; (ii) buy back Natura shares; (iii) amortize subordinated debt; or (iv) make minority investments, unless: (i) no event of default has occurred; (ii) Natura incurs at least US$ 1.00 of Debt without prejudice to the measurement of the Net Debt/EBITDA ratio (leverage); and (iii) the aggregate value of restricted payments made from the original date of issuance of the Notes does not exceed a percentage of Natura Cosméticos’s accumulated net income according to its leverage indicator, among other obligations.

Covenants

The deed that governs the 4.125% sustainability notes due 2028 from Natura Cosméticos contains certain customary covenants (including office or agency maintenance, corporate existence maintenance, property maintenance, liens limitations and purchase of notes on change of control), customary default events, cross-default clauses and change of control clauses. The indenture governing the ESG Notes also permits Natura Cosméticos, as issuer, Natura &Co Holding S.A., as guarantor, or their respective affiliates, at any time and from time to time, to purchase notes on the open market or otherwise.

Avon’s notes contain the usual covenants, clauses related to default, changes in Avon’s control, among others. In July and September 2019, Avon obtained consent from the holders of its Notes (earned at the rates of 5% and 6.95%, respectively) to change the definition of “change of control” to allow for the acquisition of Avon by Natura. No amortization of notes was triggered by the Transaction with Natura &Co.

On December 31, 2022, the Company and its subsidiaries complied with all covenants arising from their financing agreements.

g)	limits of contracted financing and percentages already used

Please see items 2.1 (d) amd (e).

h)	significant changes in income and cash flow statement items Statement of income

Statement of income

The tables in this item present a summary of the main information contained in the Company’s consolidated statements of income for the years indicated therein, accompanied by comments by the Company’s Directors regarding the significant changes that occurred in such periods.

(In Million - R$)	2022	2021	A.V	A.H
NET REVENUES	36.349,6	40.164,7	100,0%	(9,5%)
Cost of prducts sold	(13.155,0)	(14.097,9)	(36,2%)	(6,7%)
GROSS MARGIN	23.194,6	26.066,8	63,8%	(11,0%)

(EXPENSES) INCOME OPERATIONAL
Selling, marketing and logistics expenses	(15.554,6)	(16.912,9)	(42,8%)	(8,0%)
Administrative, R&D, IT and project expenses	(6.711,5)	(6.958,9)	(18,5%)	(3,6%)
Impairment loss on trade receivables	(606,0)	(837,9)	(1,7%)	(27,7%)
Other operating income (expenses), net	(780,3)	(239,0)	(2,1%)	226,5%
OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT	(457,8)	1.118,2	(1,3%)	(140,9%)
Financial income	5.380,8	4.006,5	14,8%	34,3%
Financial expenses	(7.281,7)	(5.033,5)	(20,0%)	44,7%
(LOSS) PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(2.358,6)	91,3	(6,5%)	(2.684,7%)
Income tax and social contribution	(119,6)	1.048,0	(0,3%)	(111,4%)
NET (LOSS) INCOME FOR THE YEAR FROM CONTINUING OPERATIONS	(2.478,2)	1,139,2	(6,8%)	(317,5%)
NET LOSS FROM DISCONTINUED OPERATIONS (i)	(380,4)	(98,6)	(1,0%)	286,0%
(PREJUÍZO) LUCRO LÍQUIDO DO EXERCÍCIO	(2.858,6)	1.040,7	(7,9%)	(374,7%)

(i)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico. These transactions were closed on March 1, 2016. As of that date, contingente liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico (New Avon LLC) are treated as discontinued operations.

	(in R$ million) Referes to year ended on December 31,
	2022	2021	Variance
operational segment
Natura &Co LATAM	22.027,6	22.413,4	(1,7%)
Avon International	7.196,0	9.329,3	(22,9%)
The Body Shop International	4.404,3	5.821,8	(24,3%)
Aesop International	2.718,7	2.600,2	4,6%
Net revenue	36.349,6	40.164,7	(9,5%)

Below is a discussion of significant changes to certain items in the income statements of our main segments:

•	Natura &Co LATAM: In total, revenue fell by 1.7%, heavily impacted by the exchange variation in the period (appreciation of the Real against other currencies). We highlight the strong growth of the Natura brand and the CFT segment at Avon, but still partially offset by the Fashion and Home category. Gross margin was 59.7% (60.6% in 2021) mainly impacted by inflation accumulated in the period.

•	Avon International: In total, revenue fell by 22.9%, heavily impacted by the exchange variation in the period (appreciation of the Real against other currencies). 2022 was a challenging year for Avon International, with its businesses impacted by a turbulent macroeconomic environment in some of its main markets. The gross margin was 59.8% (60.4% in 2021) mainly impacted by the accumulated inflation in the period.

•	The Body Shop International: In total, revenue fell by 24.3%, heavily impacted by the exchange variation in the period (appreciation of the Real against other currencies). The difficult macroeconomic environment (particularly in the UK and the rest of Western Europe) continued to impact retail sales across key distribution channels. The gross margin was 76.6% (78.8% in 2021) mainly impacted by the accumulated inflation in the period.

•	Aesop International: In total, revenue increased by 4.6%, mainly impacted by solid retail and wholesale growth, which was partially offset by weaker e-commerce performance, which reflected a normalization of post-pandemic consumer behavior and by the impact of exchange variation in the period (appreciation of the Real against other currencies). Gross margin was 87.1% (87.3% in 2021) mainly impacted by inflation accumulated in the period.

Statement of cashflow

The tables in this item present a summary of the main information contained in the Company’s consolidated statements of income for the years indicated therein, accompanied by comments by the Company’s Directors regarding the significant changes that occurred in such periods.

The table below shows a summary of the main information about our consolidated cash flows for the years indicated there, accompanied by comments from the Company’s Directors regarding the significant changes that occurred in such periods:

Amounts in million of R$	Refers to the fiscal year ended on December 31

	2022	2021	Variance
NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES	671,5	(114,2)	(688,0%)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	(771,8)	(652,0)	18,4%
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES	598,5	(1.245,2)	(148,1%)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	188,4	(1.814,4)	(110,4%)

Opening balance of cash and cash equivalents	4.007,3	5.821,7	(31,2%)
Closing balance of cash and cash equivalents	4.195,7	4.007,3	4,7%

Below is a discussion of the significant changes in our cash flows:

- Operating working capital improved across all business units as a percentage of top line (with the exception of Aesop amid accelerated growth), which was partially offset by business unit mix. The fastest growing business units carry the most structural Working Capital;

- The main driver for the improvement in working capital was the continuous optimization of inventories (especially finished products), partially offset by the increase in receivables as a result of sales growth in Latin America. Payables were almost flat as improvements were offset by lower inventories and lower Capex;

- Improvement in cash flow from financing activities due to lower volume of loan and financing settlements in 2022, when compared to the previous year.

In addition to the improvement in cash from operations, we continued our capital allocation efforts, which resulted in a reduction in Capex in 2022, which represented an outflow of R$1,103 million, decreasing 25% year over year, while continuing to invest in our priorities in maintain a sustainable and healthy operating company.

2.2	– Operational and financial results

a)	Company´s operational results

(i)	disclosure of any material componet of net revenues

Net revenues

Our income comes from the development, manufacture, distribution and marketing of personal care products, fragrances and cosmetics (HPPC or CF&T).

The Company’s consolidated net revenue was R$36,349.6 in the year ended December 31, 2022 (R$40,164.7 in the year ended December 31, 2021), a decrease of approximately 9.5%. 2022 was a very challenging year for the Company, where in addition to being heavily impacted by exchange rate variation (appreciation of the Real against other currencies, mainly the US Dollar, British Pound and Australian Dollar), some markets also had impacts due to the war between Russia and Ukraine, as well as a turbulent macroeconomic environment in some of its main markets.

Sales revenue in Brazil

In 2022, 48.2% of our net revenue came from our LATAM segment. Of these, 31.0% come from Brazil, resulting from sales of our products by our consultants. Our income comes mainly from our operations, the number of consultants and their productivity. These were the main drivers of growth in our gross operating revenue. Revenue denominated in foreign currency comes from the sale of products in the countries where we operate with the Natura, Avon, The Body Shop and Aesop brands.

We indicate in the following table the breakdown of our net revenue by region / country participation in the years ended December 31, 2022 and 2021:

	Year ended on December 31
		2022	2021
	Ásia	9,5%	9,3%
	North America	15,7%	15,5%
	México	9,8%	9,7%
ii)	Other	5,9%	5,8%
	South America	48,2%	43,4%
	Brazil	31,0%	26,1%
	Argentina	8,3%	7,4%
	Other	8,9%	9,9%
	Europe, Middle East and Africa (EMEA)	24,0%	29,3%
	United Kingdon	7,8%	10,4%
	Other	16,2%	18,9%
	Oceania	2,6%	2,5%
	Consolidated	100,0%	100,0%

factors that materially affected operating results

Macroeconomic environment

Our operating results are largely contingent upon the levels of demand for our products in the countries we operate in. The demand for our products in these countries is affected by the performance of their respective economies in terms of the gross domestic product (GDP), as well as for the predominant levels of employment, inflation, and interest rates. Our results are specifically affected by the economic environment in Brazil and the economic environment in the United Kingdom.

Our operating results largely depend on the level of demand for our products in the countries in which we operate. Demand for our products in these countries is affected by the performance of their respective economies in terms of gross domestic product (GDP), as well as prevailing levels of employment, inflation and interest rates. Our results are affected, in particular, by the economic environment in Brazil and the economic environment in the United Kingdom.

Brazil

A significant portion of our operations are located in Brazil, whose economic environment has historically been characterized by significant variations in economic growth, inflation, interest and exchange rates. Accordingly, our revenues and profitability are affected by political and economic developments in Brazil and the effect these factors have on credit availability, income, employment rates and average wages.

Brazil is the largest Latin American economy, considering the GDP. The table below shows the actual GDP, inflation, and interest rate data in Brazil and the dollar/real exchange rate on the dates and years indicated.

Fiscal year ended on December 31, 2022
Growth in GDP(i)	2,9%
Inflation (IGP-M) (ii)	5,5%
Inflation (IPCA) (iii)	5,8%
CDI interest rate (iv)	12,4%
Long-term interest rate - TJLP (average) (v)	6,8%
Exchange rate at the end of the period per US$1.00	5,218
Average exchange rate per US$1.00 (vi)	5,165
Appreciation (depreciation) of the real against the US dollar (vii)	6,5%
Unemployment rate (viii)	7,9%

Sources: IBGE, Banco Central Brasileiro, B3 e FGV.

(i)	GDP growth is presented for the years ended December 31, 2021, 2020 and 2019. GDP is presented in comparison to the corresponding previous period.

(ii)	Inflation (IGP-M) is the general market price index measured by the FGV.

(iii)	IPCA is the consumer price index calculated by IBGE.

(iv)	CDI refers to the average interbank deposit rates in Brazil, accumulated during the corresponding period.

(v)	The Brazilian long-term interest rate (taxa de juros de longo prazo) (“TJLP”) is the rate applicable to long-term borrowings by BNDES, at the end of the period.

(vi)	Average of the exchange rate on each business day of the year.

(vii)	Comparing the U.S.$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(viii)	Average unemployment rate for year as measured by the IBGE.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, which reached 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. As a result of inflationary pressures in 2021 and 2022 (including supply chain disruptions, climate events that had an impact on energy prices, instability in the oil and gas markets as a result of the ongoing war between Russia and Ukraine as well as the adverse effects of the COVID-19 pandemic), the Brazilian Central Bank started to gradually increase SELIC in May 2021. As a result, the SELIC rate reached 13.75% as of December 31, 2022.

Recent political and economic instability has led to a negative perception of the Brazilian economy and increased volatility in Brazilian securities markets. Investigations into allegations of money laundering and corruption have negatively affected the economy and political environment in Brazil. Currently, there are still political uncertainties resulting from the transition to a new presidential government and the possibility of the Brazilian government implementing the necessary reforms for economic recovery.

The recent political and economic instability in Brazil has contributed to a drop in market confidence in the Brazilian economy, as well as to the deterioration of the political environment, not to mention the extent of the damage caused by the Covid-19 pandemic. It is expected that the unfavorable macroeconomic conditions in Brazil will continue throughout 2023. In 2022, GDP grew by 2.7%.

Inflation

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases. However, although some minor variations in the inflation rate may be passed on to customers without affecting demand for our products and services, we believe that a significant increase could adversely affect demand for our products, whether due to consumer confidence or if you have purchasing power.

In addition, a significant portion of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, service providers generally use the IPCA index to adjust their prices; our suppliers use the National Consumer Price Index, or INPC, released by the IBGE or FGV, or the IGP-M, or changes in the price of certain commodity products, to adjust their prices for inflation. For operations in the United Kingdom, we also had a relevant impact from inflation, still driven by the increase in commodity prices and the cost of energy and personnel.

The fall in the value of the pound sterling since the vote to leave the EU means that imports into the UK have become more expensive and inflation has risen. In addition, as a result of the ongoing disruption of global supply chains by COVID-19 and the ongoing war between Russia and Ukraine, inflationary pressure has increased in Brazil and around the world in the markets in which we operate.

Foreing exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (4) our operations in Australia, Asia, Europe and the United States through Aesop; (5) our operations through The Body Shop brand, primarily related and limited to the translation of financial information to real; and (6) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

The Company and its subsidiaries are exposed to the foreign exchange rate risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies.

Natura &Co Holding currently manages its currency risk exposure across individual business units. In order to reduce said exposure, policies were implemented to protect the exchange rate risk, which establish exposure levels linked to these risks.

Interest rate

The interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to cash flow risk associated with interest rates. Financial instruments issued at fixed rates expose the Company and its subsidiaries to fair value risk associated with interest rates.

The cash flow risk associated with the Company’s interest rate arises from financial investments and short and long-term loans and financing issued at post-fixed rates. The Company’s Management maintains, for the most part, the indexes of its exposure to active and passive interest rates pegged to post-fixed rates. Short-term investments are restated by the CDI rate and loans and financing are restated by the Long-Term Interest Rate - TJLP, CDI and fixed rates, in accordance with contracts entered into with financial institutions and through securities negotiations with investors in this market.

Other factors

In addition, our results of operations have been influenced and will continue to be influenced by the following main factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for our products;

•	seasonality;

•	hedging transactions;

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries in which we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate; and

•	cross-border commercial regulations.

b)	changes in revenue attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

The Company Diretors commented on this information in item 2.2.a.

c)	impact of inflation, changes in prices of main inputs and products, exchange rates and interest rates on our operating and financial results

The Company Diretors commented on this information in item 2.2.a.

2.3	– Significant changes on accounting practices

a)	changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2022

Standards and changes that came into force as of the years started on or after January 1, 2022 did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Additionally, the Company adopted IFRS 9 (CPC 48), for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 (CPC 48) was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the Company’s individual and consolidated financial statements.

b)	amending opinions and emphases present in the auditor’s report

The independent auditors issued an auditor’s report without modifying opinions or emphasis on the financial statements as of December 31, 2022.

2.4	– Events with Relevant Effects, Occurred and Expected, on the Financial Statements

a)	introduction or disposal of operating segment

There was no introduction or disposal of an operating segment during the fiscal year ended December 31, 2022.

b)	constitution, acquisition or disposal of equity interest

There was no incorporation, acquisition or disposal of equity interest during the fiscal year ended December 31, 2022.

c)	unusual events or operations

There was no incorporation, acquisition or disposal of equity interest during the fiscal year ended December 31, 2022.

2.5	– Non-accounting measurements disclosed in the last fiscal year or for the current fiscal year

(a)  Inform the value of non-accounting measurements

We present EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Net Debt, Gross Debt, in each case, on a consolidated basis, which are all non-accounting measurements.

EBITDA is a non-accounting measurement defined as net income before income tax and social contribution, net financial result, depreciation and amortization, income tax and social contribution, and depreciation and amortization, as defined by the CVM, pursuant to the Resolution of CVM nº 156, of June 23, 2022, as amended (“CVM Resolution 156”). Adjusted EBITDA is EBITDA adjusted for the effect of certain non-recurring operations that, in the understanding of Management, are not expected to have a recurring impact on our operating activities or do not necessarily occur on a regular basis. We consider EBITDA and Adjusted EBITDA to be measures of operating performance.

We define (i) EBITDA Margin as EBITDA divided by net revenue, expressed as a percentage, and (ii)  Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenue, expressed as a percentage.

Indebtedness is defined as the sum of current and non-current loans, financing and debentures, and current and non-current leasing. Gross Debt is defined as the sum of our Indebtedness, current and non-current derivative financial instruments, excluding current and non-current leases. Net Debt is calculated as the sum of Gross Debt, minus cash and cash equivalents and current and non-current short-term securities. We consider Debt, Gross Debt and Net Debt as measures of liquidity.

(b)  Reconciliation between the amounts disclosed and the amounts in the audited financial statements

The following table shows the reconciliation of our net result with EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin:

On December 31, 2022 (in R$ million)
Net (loss) income for the year	(2.858,6)
Financial results, net	1.900,9
Income tax and social contribution .....................	119,6
Depreciation e amortization	2.591,8
Discontinued operations (1)	380,4
EBITDA	2.134,1
Transformation / Integration Costs (2)	640,9
Store and Goodwill Impairment (6)	382,9
Restructuring Business Units	32,9
Net non-recurring other (income)/ expenses	(32,1)
Adjusted EBITDA	3.158,7
Net revenues	36.349,6

On December 31, 2022 (in R$ million)
EBITDA Margin	5,9%
Adjusted EBITDA Margin	8,7%

(1)	Refers to Avon contracts that resulted in the division of operations in the US, Canada and Puerto Rico that were accounted for as discontinued operations.

(2)	Non-recurring costs incurred in connection with restructuring programs initiated at Natura &Co LATAM, Avon and The Body Shop.

(3)	Impairment loss referring to a portion of the goodwill generated in the acquisition of Avon, as well as referring to The Body Shop and Aesop stores.

The following table presents a reconciliation of our Debt, Gross Debt and Net Debt with our consolidated debt:

Borrowings, financing and debentures (current liabilities)	331,2
Borrowings, financing and debentures (non current liabilities)	13.261,1
Lease libilities (current liabilities)	878,4
Lease libilities (non current liabilities)	2.392,3
Total debt	16.863.0
Derivative financial instruments (current and non current liabilities)	1.805,2
Lease libilities (current liabilities)	(878,4)
Lease libilities (non current liabilities)	(2.392,3)
Gross debt	15.397,5
Cash and cash equivalentes and short term investments (current and non current)	5.996,2
Net Debt	9.401,4

(c)  Explain the reason why you understand that such measurement is more appropriate for the correct understanding of your financial situation and the result of your operations

Our management understands that EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt, together with comparable measurements under the terms of the International Financial Reporting Standards (IFRS), provide useful information to potential investors, analysts financial institutions and the public so that they can review our financial performance.

Our management uses these accounting measurements, together with directly comparable measurements under IFRS, to assess our operating performance. However, EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt are not accounting measurements under IFRS and should not be considered substitutes for net income or loss, cash flow from operations or other measurements of operational performance or liquidity determined in accordance with IFRS. Other companies may calculate these measurements differently than we do, and therefore our presentation may not be comparable to similarly titled measurements of other companies. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Indebtedness, Gross Debt and Net Debt are not intended to represent funds available for dividends or other discretionary uses, as these funds are required for debt service, capital expenditures (capex), working capital needs and other commitments and contingencies.

The non-accounting measurements described in this Reference Form do not replace revenue measurements under IFRS.

2.6	- Events subsequent to the last financial statements

There was no event subsequent to the last financial statements of the Company

2.7	– Allocation of social results

(a)	Profit retention rules

•	The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (Article 31), reflecting Article 197 of Law 6,404/76. The Company’s Bylaws are available at the following addresses:

•	The Company’s Investor Relations website (ri.naturaeco.com), clicking on “Regulatory Documents”, “Bylaws, Codes, Policies and Regulations”, “Bylaws” and, finally, “04/20/2022 Bylaws Natura &Co” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/e422d703-b518-c955-91cf-a8bf96b4aa3f?origin=1;

•	CVM website (www.gov.br/cvm); e

•	B3 website (www.b3.com.br).

Thus, whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocating the excess to the constitution of unrealized profits reserve.

(b)	Dividend distribution rules

The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (article 31), available at the addresses indicated in item (a) above. Thus, shareholders will be entitled to receive, in each year, as dividends, a mandatory minimum percentage of 30% of net income, with the following adjustments: (i) the addition of amounts resulting from the reversal, in the fiscal year, reserves for contingencies, previously formed; and (ii) the decrease in the amounts allocated, in the fiscal year, to the constitution of the legal reserve and reserves for contingencies; also noted that, whenever the amount of the minimum mandatory dividend exceeds the realized portion of the net income for the year, the management may propose, and the General Meeting approves, allocating the excess to the constitution of a reserve for unrealized profits (article 197 of the Law No. 6,404/76).

(c)	Frequency of dividend distributions

The Company does not have specific rules on profit retention, so the subject is dealt with in our Bylaws (article 31, paragraphs 2 and 3), available at the addresses indicated in item (a) above. Thus, the periodicity of the resolution on the distribution of dividends must occur at least annually, according to the resolution at the ordinary general meeting, and it is also possible to pay dividends debited from the profit account contained in half-yearly or interim balance sheets

(d)	Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

Except for the provisions of the Brazilian Corporate Law, there are no restrictions on the distribution of dividends.

(e)	If the issuer has a formally approved profit allocation policy, inform the body responsible for approval, the date of approval and, if the issuer publishes the policy, locations on the World Wide Web where the document can be consulted

On July 28, 2021, our Board of Directors approved a Profit Allocation and Dividend Distribution Policy, which establishes the guidelines, criteria and procedures for the allocation of results, meeting the requirements required by the Novo Mercado Regulation of B3.

Mentioned policy can be consulted at the following addresses:

✓	Company’s Investor Relations website (ri.naturaeco.com), clicking on “Regulatory Documents”, “Statutes, Codes, Policies and Regulations”, “Policies” and, finally, “Policy for Allocation of Results and Distribution of Dividends” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/1d920406-b330-f0fd-1ce0-e02234ed8f0c?origin=1;

✓	CVM websire (www.cvm.gov.br); e

✓	B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

2.8	- Relevant items not shown in the financial statements

a)  assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: (i) portfolios of receivables written off on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities; (ii) contracts for the future purchase and sale of products or services; (iii) unfinished construction contracts; and (iv) contracts for future financing receipts

Supply contracts

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

The values are shown through estimates of energy consumption according to the term of the contracts, whose prices are based on the volumes, also estimated, resulting from the continuous operations of the subsidiary.

Total minimum supply payments, measured at nominal value, according to the contract, are:

(In R$ million)	2022
Less than one year	614,1
One to five years	659,7
Above 5 years	49,3
Total	1.323,1

b)	other items not shown in the financial statements

There are no other relevant items that are not evidenced in our financial statements.

2.9	- Comments on items not shown in the financial statements, as described in item

2.8 above

a)	How such items change or may change revenues, expenses, operating results, financial expenses or other items of the issuer’s financial statements

With the exception of the items reported in item 2.8.a. above, the Company does not expect other material impacts on its financial statements.

b)	nature and purpose of the operation

The nature of the “off-balance sheet” commitments is described in item 2.8.a above.

c)	nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction

The nature of the “off-balance sheet” commitments is described in item 2.8.a aboveatureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação

The nature of the “off-balance sheet” commitments is described in item 2.8.a above

2.10	– Business plan

a)	investments, including: (i) quantitative and qualitative description of investments in progress and expected investments; (ii) investment financing sources; and (iii) relevant divestments in progress and planned divestments

Investments

The Company’s operating activities require regular capital investments, particularly with regard to the development of its infrastructure and the acquisition of supplies, such as software, machines, tools, vehicles and industrial models.

The following table presents additions to property, plant and equipment and intangible assets for the years indicated:

Fiscal year ended on December 31, 2022 (in R$ million)
Software	155,0
Machiney and accesories	40,5
Leasehold improvements	69,0
Buildings	7,4
IT equipment	26,4
Furnitur	72,0
Ongoing projects	495,8
Other	208,2
Total de PP&E and intangibes acquisition	1.074,3

Our capital expenditure program is currently focused on IT infrastructure, technology for e- commerce and social selling, opening and renovation of existing stores, as well as product innovation, projects aimed at increasing operational efficiency and productivity.

Acrtual versus Budget

The following table presents the amounts budgeted for CAPEX compared to what was carried out in the indicated years:

CAPEX (in R$ million)	2022
budget	1.708,0
actual	1.096,0

Currently, the Company’s investment program is focused on opening and renovating existing stores, digital technology, product innovation and projects aimed at increasing the Group’s operational efficiency and productivity.

2023 capital budget

The capital budget foreseen for the Company for the year 2023 is R$ 1.625 million, which will cover the necessary investments for the consolidation of the Company’s growth plans. This amount comprises the capital budget of all subsidiaries of the Natura &Co Group, including Natura Cosméticos. For this estimated budget, the following investments are being planned: (i) digitization and information technology projects; (ii) action plans to continue the transformation and integration between the Group’s companies; (iii) opening and renovation of existing stores; (iv) development of new products, among others.

b)	Since it has been disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially influence the issuer’s production capacity. n the fiscal year ended December 31, 2022, there was no acquisition of plants, equipment, patents or other assets that may materially influence the issuer’s production capacity.

In the fiscal year ended December 31, 2022, there was no acquisition of plants, equipment, patents or other assets that may materially influence the issuer’s production capacity.

c)	new products and services, indicating: (i) description of research in progress already disclosed; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) already disclosed projects under development; (iv) total amounts spent by the issuer on the development of new products or services.

The Company has a plan to launch new products that are in line with market trends. Investments in research and development throughout 2022 were consistent over the last few years.

d)	Opportunities included in the issuer’s business plan related to ESG issues

Natura &Co

We believe that even though we have already been addressing sustainability over the years, we need to move faster. Accordingly, in June 2020, we set bold targets for the next decade by launching our Commitment to Life, a comprehensive sustainability vision as part of which we intend to step up our actions to address some of the world’s most pressing issues. Our list of priorities includes addressing the climate crisis by becoming a net zero carbon emitter by 2030 and protecting the Amazon by pledging to help to reach net zero deforestation in our operations by 2025. We are also committed to defending human rights and to working towards the goal of gender parity by 2023, as well as adopting a living wage for all Natura &Co employees. We have also committed to embracing circularity and regeneration by 2030.

Our journey towards such goals started with Natura’s own vision for 2050, developed in 2014 and further refined in 2018. The three businesses we operated at the time (Natura, The Body Shop and Aesop) jointly developed an agenda for sharing best practices through networks of excellence in fields such as innovation, strategy, digital commerce, retail and sustainability. Our sustainability network of excellence started out by discussing our vision in terms of priorities that embrace a positive and systemic approach to our business. Along with the environmental and social, we have included a third perspective, the transversal, which takes into account our role as a consumer company and the way our products are developed and disposed of, so that they give back more to the world than they take.

Furthermore, Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3, a special category that lists companies with the highest levels of corporate governance.

Our four brands are at different stages of greenhouse gas, or “GHG,” measurement: Natura, Avon, and Aesop have calculated scope 1 and 2 emissions and The Body Shop started the creation of their baseline. For Scope 3 emissions each brand has calculated its level to varying degrees. In 2021 we consolidated the organizational footprints for scope 1 and 2 to calculate and consolidate the footprint for scope 3. Our total GHG emissions for 2021 were 2,745million tonnes of carbon dioxide equivalent without including the use phase and 5,052 million tonnes of carbon dioxide equivalent including the use phase.

Natura

Natura Cosméticos challenges itself to generate positive financial, social, cultural and environmental impacts. Natura Cosméticos articulated this challenge in its Sustainability Vision 2050, launched in 2014, in which it undertook the commitment to transform Natura into a brand with a positive impact by ensuring that its operations help improve the environment and society, going beyond the current paradigm of merely reducing and mitigating impacts.

In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to positive social and environmental performance and impact on people and the planet. In 2020, we shift the certification from Natura Cosméticos to Natura &Co becoming the largest consumer businesses in the world to have this certification.

For the seventeenth consecutive year, Natura Cosméticos’ stock was included in the B3’s Corporate Sustainability Index. From 2014 to 2021, Natura Cosméticos has been listed on the Dow Jones Sustainability Index, or “DJSI,” a benchmark for investors who base their investment decisions on social and environmental aspects. Natura Cosméticos was the only emerging markets company on the DJSI in the Household and Personal Products segment.

Furthermore, for the twentieth second consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of its operations since 2001. All information related to social responsibility is described in Natura &Co Latam annual report, which is drafted in accordance with the GRI G4 framework.

Natura Cosméticos seeks to create sustainable value for society by forging relationships based on quality and generating integrated social, environmental and economic results. As such, return on shareholder investment is obtained by balancing short- and long-term focuses. Some examples of such social actions include supporting organizations and associations that contribute in some way to the sustainable development of Natura Cosméticos’ industry; adopting fair trade principles in partnerships with extraction communities and supporting sustainable local development; and sharing benefits with communities through access to genetic heritage and associated traditional knowledge of Brazilian biodiversity.

Natura Cosméticos has a Social and Environmental Responsibility Policy, which sets out the following programs: “Natura Carbon Neutral Program” and “Natura Amazon Program.”

Natura Cosméticos’s Sustainability Vision 2050 is deeply connected to our strategy and influences Natura &Co’s corporate vision Commitment to Life. We view it as a commitment by the entire business to have a positive impact. We endeavor to contribute to the protection and regeneration of the entire ecosystem to which we belong. The first milestone of this planning, 2020 Ambitions, is a set of goals on topics such as biodiversity, waste, carbon emissions, water, diversity & inclusion and income generation, among others. We mobilized resources internally in this six-year cycle, overcame important business challenges and advanced strategic issues as part of our vision of transforming Natura into a company that generates a positive impact.

We remain committed to transparency and balance. We endeavor to establish clear criteria to define our achievements towards goals that are not quantifiable.

Based on clearly defined medium- and long-term goals, we deepened the monitoring of Natura’s impacts in these aspects and in decision-making. Innovation has driven research and development of new technologies and the development of new indicators to assess the development of consultants and communities in the Brazilian Amazon. We also developed new models for assessing our impacts on our network of relationships, such as the consultant’s human development index and environmental profit and loss and social profit and loss.

Some of the objectives we have set depend on the engagement of society, on systemic behavioral changes or on the development of new technologies. Natura has organized material topics into three causes: Living Amazon (Amazonia Viva), More Beauty Less Waste (Mais Beleza Menos Lixo) and Every Person Matters (Cada Pessoa Importa). These cause guide Natura not only in our commitments, but in the way we engage our network to build a fairer and more equal society.

Avon

We believe that Avon is more than just a beauty brand: it is a movement connecting millions of women to each other and to a better life. This is the real value behind each sale made by Avon’s representatives around the world, and beauty is the journey that gets Avon there.

Avon recognizes the part it can play in addressing the challenges of rapid climate change and inequalities in income and opportunity. Therefore, in 2019, Avon expanded its sustainability strategy to ensure that it considers its environmental impact throughout its operations.

Avon is committed to this mission while continuing to minimize its environmental impact as a company that makes and sells responsibly sourced products. Avon is well on track to achieve its 2020 environmental goals but recognize that there is much more to do.

That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud, in 2019, to have become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over U.S.$ [10.1] million in 2022 to causes including Breast Cancer awareness campaigns, the Ending Gender Based Violence campaigns among other causes, mainly products donated to Ukrainian refugees.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided The Body Shop through 40 years of growth, from a one-woman enterprise with a single UK shop to a global business operating in [81] countries, including franchise markets. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns. These actions continue to drive The Body Shop to be a positive force for change across the world.

The Body Shop’s program is a leading program in the beauty industry and is committed to working with suppliers across the world, ensuring they receive a fair wage for high-quality, natural ingredients and accessories. In addition, in many cases, The Body Shop pays a premium to help its suppliers invest in health or education projects that benefit their wider communities.

The Body Shop also has a proud history of campaigns for positive change. Over the past 40 years The Body Shop has used its voice and network to mobilize customers across the world to call for political action to create long-term change.

The Body Shop’s longest running campaign, which began in 1989, focused on actions to end animal testing in the cosmetics industry as The Body Shop was the first cosmetics company to campaign against animal testing. In 2017, 80% of countries had no laws against this practice and so, in response, The Body Shop launched Forever Against Animal Testing alongside Cruelty Free International, a partner non-governmental organization. This award-winning campaign called for a permanent global ban on animal testing in cosmetics and received over eight million petition signatures from customers supporting the call for change. These petitions were presented to the United Nations in 2018. The Body Shop remains committed to continuing to influence decision- makers and other businesses to introduce a ban on cosmetic animal testing everywhere and forever.

True to its roots in activism, tirelessly pursuing social and environmental justice, The Body Shop launched the Be Seen. Be Heard campaign, which aims to amplify and empower young voices in public life to influence government decision-making across over 75 countries. With this campaign, the brand promotes change with a specific call to action to empower youth voices in each of its markets. The goal is to stimulate policy and legislative change in a period of three years, from developing leadership skills in young people to lowering the voting age.

Environmental protection is an important element of The Body Shop’s activities, which continues to seek reductions in store energy consumption and source renewable energy wherever possible.

The Body Shop has received a number of national and international awards recognizing the achievements including Responsible Retailer of the Year at the World Retail Congress in 2018 and the Marie Claire Prix D’Excellence De la Beauté Sustainability Award in 2019 and a Lifetime Achievement Award from Vogue in 2020.

The Body Shop reports on its progress and performance annually and remains committed to encouraging positive impact across all areas of activity.

Aesop

Aesop is committed to a triple bottom-line approach to business performance, measuring and evaluating its performance against the three pillars of people, profit and planet. Targets are distributed across the business against these three pillars. In 2020, Aesop published its inaugural sustainability report and, as part of the Natura &Co group, launched its 2030 Sustainability Vision: Commitment to Life, with associated targets. The Commitment to Life vision encompasses responses to the climate crisis and protecting the Amazon, ensuring equality and inclusion by defending human rights and humankind, and moving Aesop’s business towards circularity and reuse.

Aesop is committed to supporting the communities in which it operates and annually donates 2.5% of its EBITDA to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities. During 2022 the Aesop Foundation donated USD$2.3M to a range of charitable partners. The Foundation continued to support key partners in Australia and expanded its reach completing its first full year of global grant making.

In addition to our planned grants program, the Foundation also responded to two emergency situations. In March we donated USD$100,000 in support of those affected by the war in Ukraine. The same amount was granted in support of reproductive justice in May following the fall of Roe vs. Wade in the United States. To support the work of the Foundation we also launched a global matched giving program, which saw every $1 donated by Aesop employee’s generosity matched by another $1.

Aesop became a Certified B Corporation in 2020, joining a global movement of companies that give equal importance to each of their economic, social and environmental objectives. Since 2018, both Aesop’s Australian and New Zealand operations have been certified carbon-neutral under the Australian government’s Climate Active scheme. Further achievements include obtaining South Pole’s Climate Neutral Company label for all global operations in 2021 and Aesop’s products receiving Cruelty Free International Leaping Bunny approval, the globally recognized gold standard for cruelty-free cosmetic products.

2.11	– Other factors with significant influence

Cross-default and cross-acceleration in debt contracts

The Company is the guarantor and main payer in certain financial contracts involving certain subsidiaries, which contain the usual cross-default and/or cross-acceleration clauses with other financial contracts involving the Company’s subsidiaries. The occurrence of cross-default and/or cross-acceleration may result, as the case may be, in an event of default and/or early maturity under such financial contracts guaranteed by the Company.

In addition to the information included above, there are no other factors with a relevant influence not disclosed in the other sections of item 2.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS TO BE HELD ON APRIL 26, 2023

EXHIBIT II

Items 7.3 to 7.6 of the Company’s Reference Form

7.3 /7.4 Management, Board of Directors and Fiscal Council Composition

Name:	Bruno de Araújo Lima Rocha	CPF/Passport:	664.045.847-00
Date of Birth:	21/08/1961	Occupation:	Economist
Elective postition held:	27 – Independent Board of Directors Member	Elected by controlling shareholder:	Yes
		Date of election:	26/04/2023
		Investiture date:	26/04/2023
Independent member:	Yes	Term of office:	1 year
Independence criteria:	Considered an independent member based on the independence criteria defined by the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão.	Starting date of the 1st term that started the consecutiveness:	N/A
Professional experience and other positions held:
Co-founding partner of Dynamo in Brazil in 1993. In 2005, he moved to London and was responsible for the company’s investment activity in international markets until the beginning of 2023. Before Dynamo, he was a partner at Banco Garantia, where he worked from 1983 to 1992. He graduated in Economics from PUC-RJ in 1982.
Declaration of convictions:
Has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and conviction in a final and unappealable judgment, in the judicial or administrative sphere, which has suspended or disqualified him/her from practicing a professional or commercial activity. Does not fit in the definition of politically exposed person, under the terms of CVM Resolution 50.

Name:	Maria Eduarda Mascarenhas Kertész	CPF/Passport:	146.986.968-36
Date of Birth:	28/03/1973	Occupation:	Businesswoman
Elective postition held:	27 – Independent Board of Directors Member	Elected by controlling shareholder:	Yes
		Date of election:	26/04/2023
		Investiture date:	26/04/2023

Independent member:	Yes	Term of office:	1 year
Independence criteria:	Considered an independent member based on the independence criteria defined by the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão.	Starting date of the 1st term that started the consecutiveness:	N/A
Professional experience and other positions held:

Maria Eduarda Kertész has thirty years of global experience in the health, wellness, & beauty space. She is President of U.S. Skin Health & Beauty at Johnson & Johnson Consumer Health, leading a portfolio of iconic skin and haircare brands, including global brands like Neutrogena® and Johnson’s®.

At Johnson & Johnson Consumer, Maria Eduarda served as President of U.S. HealthE and, before moving to the United States, she spent her career with Johnson & Johnson Consumer Brazil and held different roles including Marketing Director for Brazil, Vice President of the Baby and Beauty Global Business Unit for Latin America, and then President, Johnson & Johnson Consumer Brazil.

She is also founder of the WLI Chapter for Latin America, a member of the HOLA ERG, Johnson & Johnson Diversity and Inclusion North America Advisory Board, and served as a Board member of the American Chamber of Commerce in Brazil, and a founding member of the “Mulheres do Brasil” group. Maria Eduarda sits on the Executive Committee and Board of Directors at the Personal Care Products Council (PCPC) as well as Cosmetic Executive Women (CEW).

Maria Eduarda earned a B.S. degree in Business Administration from Fundação Getúlio Vargas (FGV) in São Paulo and a Certificate of Special Studies in Administration and Management from Harvard Extension School.

Declaration of convictions:
Has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and conviction in a final and unappealable judgment, in the judicial or administrative sphere, which has suspended or disqualified him/her from practicing a professional or commercial activity. Does not fit in the definition of politically exposed person, under the terms of CVM Resolution 50.

Name:	Cynthia May Hobbs Pinho	CPF/Passport:	955.227.007-34
Date of Birth:	17/08/1964	Occupation:	Engineer
Elective postition held:	45 – F.C. member elected by minoriry ordinary shareholders	Elected by controlling shareholder:	No
		Date of election:	26/04/2023
		Investiture date:	26/04/2023
Independent member:	No	Term of office:	1 year

Independence criteria:	NA	Starting date of the 1st term that started the consecutiveness:	20/04/2022
Professional experience and other positions held:

Executive with 30 years of experience in the Financial Administration area with strategic vision and experience in Business areas, acquired in companies of different segments. Acted in C-Level positions in publicly-held and family-controlled companies. Held the position of Statutory Director at Grupo Ultra, Sagatiba, Dasa, Schneider Electric, CPFL, Fundação Renova and GetNinjas. Experience in a highly complex environment with multi-stakeholder Governance and interaction with different entities of Civil Society. She has worked in socio-environmental remediation projects focused on sustainability with social transformation and institutional development agenda (ESG Agenda). She is an IBGC certified Board Member and Fiscal Council Member. She currently holds the position of Director and Coordinator of the Audit Committee of Supermercados Lopes, Director of GetNinjas, Fiscal Council member of Natura &Co Holding S.A., Fiscal Council member of Instituto Natura, Member of the Future Councils Commission of IBGC and Executive Director of IBEF SP.

Declaration of convictions:
Has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and conviction in a final and unappealable judgment, in the judicial or administrative sphere, which has suspended or disqualified him/her from practicing a professional or commercial activity. Does not fit in the definition of politically exposed person, under the terms of CVM Resolution 50.

Name:	Andrea Maria Ramos Leonel	CPF/Passport:	104.434.358-39
Date of Birth:	02/02/1965	Occupation:	Economist
Elective postition held:	48 - F.C. (alternate) member elected by minoriry ordinary shareholders	Elected by controlling shareholder:	No
		Date of election:	26/04/2023
		Investiture date:	26/04/2023
Independent member:	No	Term of office:	1 year
Independence criteria:	NA	Starting date of the 1st term that started the consecutiveness:	20/04/2022
Professional experience and other positions held:
Financial Market Executive that worked for 27 years in international institutions such as the World Bank - IFC, where she acted as senior advisor for Latin America and JPMorgan where, as Managing Director, she was responsible for the business area related to the Transaction Bank in Latin America. As a Statutory Director in Brazil, she held a seat on the local, regional and global executive committees of that bank. She was also a director at Deutsche- Banco Alemão S.A. and Citibank.

She holds a degree in Economics from Fundação Armando Alvares Penteado and a post-graduate degree in Business Economics from Fundação Getúlio Vargas. Acting in non-profit organizations, in a Pro-Bono way, she is a Mentor Counselor in the Winning Women Program at EY, Statutory Director and leader of the Voices committee of the Women of Brazil Group, Vice-President of the Board of Directors of NGO Vocação and Fiscal Counselor of Stiekel Foundation. Independent Board Member at Banco da Amazônia - BASA. Member of the Advisory Board and Investor at CarambolaTech, an education, technology and social impact startup. Independent Member of the Audit Committee of Companhia Paulista de Securitização- CPSEC, a mixed capital market company.

Declaration of convictions:
Has not been subject, in the last five (5) years, to criminal conviction, conviction in an administrative proceeding at the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and conviction in a final and unappealable judgment, in the judicial or administrative sphere, which has suspended or disqualified him/her from practicing a professional or commercial activity. Does not fit in the definition of politically exposed person, under the terms of CVM Resolution 50.

7.5.	Existence of Marital Relationships, Stable Union or Family Relationship up to the 2nd Degree Between Managers of the Issuer and of its Subsidiaries and Controllers

There is no marital relationship, stable union or family relationship up to the 2nd degree between (i) the candidates for members of the Board of Directors and our managers; (ii) the candidates for members of the Board of Directors and managers of our direct and indirect subsidiaries; (iii) the candidates for members of the Board of Directors and managers of our direct or indirect controlling shareholders.

7.6.	Relations of Subordination, Provision of Services or Control between Administrators and Subsidiaries, Controllers and Others

(a)  company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock

(b) direct or indirect controller of the issuer

(c)  if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

There is no relationship of subordination, provision of services or control between (i) the candidates for members of the Board of Directors and the Company; (ii) the candidates for members of the Board of Directors and our direct and indirect subsidiaries; (iii) the candidates for members of the Board of Directors and our direct or indirect parent companies; and/or (iv) the candidates for members of the Board of Directors and material suppliers, clients, debtors or creditors of the Company, our direct and indirect parent companies or our direct or indirect subsidiaries.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 26, 2023

EXHIBIT III

Item 8 of the Company’s Reference Form

8.	Compensation of Managers

8.1.	Describe the policy or practice adopted for the compensation of the Board of Directors, Statutory Officers appointed or not by the bylaws, Fiscal Council Audit Committee, committees created by the bylaws, and of the Audit, Risk, Financial, and Compensation Committees, addressing the following aspects:

a.  objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if issuer discloses the policy, websites where the document may be consulted

The issuer, Natura &Co Holding S.A. (“Company”), is the holding entity of four businesses and brands: Avon, Natura, The Body Shop and Aesop.

Natura &Co is formed by global purpose-driven, multi-channel and beauty brands. Given the Company’s structure and business complexities, it is critical to rely on a highly skilled management team to lead the Company on its growth trajectory, executing a purpose-driven business strategy and creating value for all stakeholders. As per Article 12(ii) of the Company’s bylaws, the shareholders, through a general shareholders meeting establishes and approves the Company´s global compensation for members of the Board of Directors, Statutory Officers, and members of the Fiscal Council (if installed).

As established in the Compensation Policy itself, its objectives are: (i) to align interests among executives and shareholders; (ii) to generate results and increase the Company’s value also taking social and environmental aspects into consideration; and (iii) to acknowledge the contribution and retain professionals based on market references. Specific objectives for the compensation of the Managers or Statutory Officers can be consulted directly in the Compensation Policy (items 2.2 and 2.3).

The Compensation Policy is based on the premise that the structure and complexity of the business make it essential to have a highly skilled management team to lead the Company on its growth path, executing a purpose-driven business strategy and creating value for all stakeholders.

The Company’s compensation strategy is based on its broader mission: “people, planet and profitability” and considers some of the best market practices, as follows:

The Company has a Managers’ Compensation Policy (“Compensation Policy”) was approved by the Board of Directors on July 17, 2019, available for consultation at the following addresses:

✓	Company’s Investor Relations website (https://ri.naturaeco.com/en/a-natura-co/the- group/g-governance/policies-and-bylaws/); and

✓	Brazilian Securities and Exchange Commission – CVM: (https://www.gov.br); and

✓	Website of B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br).

b.  practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the statutory officers, indicating:

•	Issuer’s bodies and committees that are part of the decision-making process, identifying the manner in which they participate.

The participation of the Company’s bodies in the process of defining the compensation is established in the Brazilian Corporations Law, in the Company’s Bylaws1 and in the Compensation Policy, available at the addresses indicated in item 8.1(a) above.

General Meeting: upon recommendation of the Board of Directors, approves the global compensation of the members of the Board of Directors, the Statutory Officers and the Fiscal Council members (if installed).

Board of Directors is responsible for allocating the total amount of the global compensation individually among the members of the Board of Directors and the Statutory Officers, also defining the individual compensation of the members of the advisory committees.

People and Organizational Development Committee (“People Committee”): assists the Board of Directors in making decisions regarding management compensation and benefits,

1	The Company’s Bylaws are available at the following addresses:

Company’s Investor Relations website (ri.naturaeco.com), clicking on “Regulatory Documents”, “Bylaws, Codes, Policies and Regulations”, “Bylaws” and finally “20/04/2022 Natura &Co Bylaws” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/67c3b7d4-64ea-4c2f-b380-6596a2ac2fbf/e422d703-b518-c955-91cf- a8bf96b4aa3f?origin=1;

CVM website (www.gov.br/cvm); and

B3 website (www.b3.com.br).

supporting this body, including in the indication of members to the advisory committees and in the definition of their individual compensation.

Corporate Governance Committee: assist the Board of Directors in reviewing Board and committee members’ compensation based on trends of other industry-leading companies and the annual self-assessment of the Board of Directors and its committees. The committee recommends the proposal of the global compensation regarding the Board of Directors and committees, as well as the Main Executive of the Group, now the Chief Executive Officer, to be submitted to the General Meeting in connection with the People Committee recommendations on the management’s compensation.

•	criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

The criteria and methodology used to set the individual compensation of the Company’s managers are established in the Compensation Policy, available at the addresses indicated in item 8.1(a) above. Additionally, the methodology for calculation and adjustment of each compensation element are described in item 8.1(c)(i) below.

To set the individual compensation of the managers, salary surveys are contracted, conducted by a specialized compensation consulting firm. The comparisons consider the relevant markets, including competitors in the retail segment, Brazilian multinationals, companies listed on the stock exchange and companies with similar compensation strategies.

•	with what frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

The Board of Directors evaluates the adequacy of the compensation policy once a year, by means of guidelines and business objectives and through market research, based on the recommendations made by the People Committee.

After considering the market researched results, the updated business objectives and the recommendations made by the People Committee, which performs a follow up on employees’ performance, market best practices, etc. along the year, the Board of Directors evaluates the adequacy of the compensation policy.

c.	breakdown of the compensation, stating:

i.  a description of the elements that form the compensation, including, in relation to each of them:

•	their goals and alignment to short, medium, and long-term interests of the issuer

The compensation of the Company’s management is composed of:

Below we highlight the elements of compensation for the Board of Directors, the Statutory Officers, the members of advisory committees and the Fiscal Council members, addressing, in sequence, any specifics of each element of compensation for each management body.

Compensation Elements for Board of Directors, Statutory Officers and Fiscal Council

The images below indicate the percentage of the compensation elements of each of the Board of Directors, Natura &Co CEO, Statutory Officers and to the Fiscal Council (if installed):

In 2022, our US-based Executive Chairman of the Board of Directors and Group CEO departed the company and a new Brazil-based Natura &Co CEO stepped into the role. As part of this change, a) contractual termination terms were triggered for the outgoing Executive Chairman of the Board of Directors and Group CEO and b) a new compensation package was provided to the successor. These changes have been fully reflected.

Board of Directors

Fixed Compensation:

The fixed component is a monthly amount, paid over twelve (12) months, as per market practices.

Variable Compensation:

The Board of Directors receives share-based variable compensation in order to strengthen the engagement between the Board of Directors and the Company, support the long-term strategy and add further value creation to all stakeholders.

Above is a description of the compensation elements which are specific to the Board of Directors. For a description of all other compensation elements which are common to the Natura &Co CEO and Statutory Officers, refer to item 8.1 (b)(i), above.

Natura &Co CEO

Under the new corporate governance structure proposed by the Management as part of the reform of the Company’s Bylaws expected to be approved by the shareholders on April 26th, 2023, the CEO will no longer be the Executive Chairman of the Board of Directors, with the position removed from our corporate structure. Accordingly, the compensation forecast for the current fiscal year for the Board of Directors and the Board of Statutory Officers assumes that as from May 2023 the CEO compensation will be recognized as part of the compensation of the Board of Statutory Officers.

Among the members of the Board of Directors, there is differentiated compensation for the Natura &Co CEO, considering the additional responsibilities inherent to such position, as described in the Company’s Bylaws, available at the addresses indicated in item8.1, (b) (i) above and indicated below:

✓	to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Statutory Office itself;

✓	to convene and chair the meetings of the Statutory Office, establishing the agenda and directing the respective work;

✓	to make recommendations to the Board of Directors and the Statutory Office regarding the management of the Company as a whole and of the Group’s Business Units;

✓	to supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

✓	other duties that may be assigned thereto from time to time by the Board of Directors.

Members of Advisory Committees

Members of the Board of Directors who participate in any of the statutory or non-statutory committees receive additional fixed monthly compensation for their role as leaders or members of these committees.

Any members of the Board of Directors or of Committees who are also members of the Statutory Officers, whether statutory or non-statutory, shall be exclusively entitled to the compensation received as officers.

Statutory Officers

Below is a description of the compensation elements which are specific to the Statutory and Non- Statutory Officers, for a description of all other compensation elements which are common across the Board of Directors, Natura &Co CEO and Statutory Officers, refer to item 8.1 (b)(i), above.

Fixed Compensation: The Statutory and Non-Statutory Officers receive a monthly amount, paid in twelve (12) monthly installments. The Brazilian Statutory and Non-Statutory Officers, in addition, receive a thirteenth (13th) installment and paid vacation. Please note our UK Statutory officers do not receive a thirteenth installment or paid vacation.

Direct and Indirect Benefits: The benefits package may include medical plan, day care or nursery aid, car allowance, private pension plan, life insurance and dental assistance with the objective of attracting the best talents and in order to match market practices.

Fiscal Council

The compensation of the Fiscal Council (if installed) is composed of

The Fiscal Council operates on a non-permanent basis and may be installed upon request of the Company’s shareholders, as per article 29 of the Company’s bylaws. If installed, the Fiscal Council compensation is set forth at the Company’s annual shareholders general meeting, pursuant to article 162, paragraph 3rd, of the Brazilian Corporations Law, which states that the compensation of its members may not be less, for each member in office, than ten percent (10%) of the average compensation of each statutory officer, excluding benefits and variable pay, in addition to reimbursement of travel and accommodation expenses required for the performance of the member´s function. Since the Fiscal Council compensation is set out in the Brazilian Corporations Law, the Company´s Management Compensation Policy does not regulate such compensation. The Fiscal Council was installed in 2020, during the Company´s annual shareholders general meeting held on April 30, 2020, and the term of office of its members ended at the annual shareholders general meeting held on April 16, 2021. The Fiscal Council was not installed in 2021, at the Company’s annual shareholders general meeting held on April 16, 2021. In the April 20, 2022 Annual Shareholder Meeting it was agreed to install the Fiscal Council.

•	their proportion in the global compensation of the 3 last fiscal years

The table below indicates the proportions of each element in the compensation of the Board of Directors, the Statutory Officers, and the Fiscal Council members:

The above figures do not take into account the compensation associated with hiring bonuses and benefits arising from the transition of the members of the Board of Directors and the Statutory Officers (reported in item 8.2 as “others” and “post-employment benefits arising from termination”).

•	Calculation method and adjustment

The Company periodically reviews its compensation to keep it in line with the market by comparing its practices with those of competitors in the retail segment, Brazilian multinationals, companies listed on the Brazilian stock exchange and abroad, as well as companies with similar compensation strategies, as already described in item 8.1, (b), (ii) of this Form.

Below are the specific rules for the calculation and adjustment of each element of the compensation:

Fixed compensation:

Fixed compensation is established according to responsibility and complexity of the position, experience of the professional, competitiveness and market practices. Individual qualifications and experience are considered in establishing the fixed compensation, but there is no performance indicator taken into consideration for the purpose of determining this element of the compensation.

Fixed compensation is reviewed annually on the basis of experience acquired and changes in responsibilities. An evaluation is carried out by the Co-Chairmen and is then validated by the Board of Directors and any adjustment made is then approved by the relevant unions, without prejudice to the approval of the compensation at the general meeting as described above.

Compensation adjustments may also be negotiated individually by the members of management, and, if requested by the Natura &Co CEO, the individual negotiation will then be submitted to the Board of Directors for approval.

Annual Variable compensation (Bonus): applicable to the executive management only, based on individual performance, assessed on the basis of a scorecard composed of three sustainability factors - economic, social and environmental. The specific metrics used, and their associated weightings may vary by year to reflect the business strategy. The indicators currently used are EBITDA Margin, Free Cash Flow to Firm, in addition to relevant environmental and social aspects, such as packaging commitments, market competitiveness (Market Share) and people (Engagement). Without prejudice to the achievement of individual targets, for the release of resources to occur, a minimum EBITDA threshold must be reached.

The Annual Variable compensation (Bonus) considers the three steps below (the third step - Individual Performance - is limited to 20%):

Share-Based Variable Compensation: share-based compensation takes into consideration the value of the shares listed on the stock exchange and business performance indicators, such as profitability metrics, and shareholder return relative to the market, as well as Sustainability metrics (related to Zero Carbon Emission).

The adjustments of the Share-Based Variable compensation element take into account the variations of compensation in the market, periodically comparing the Company’s practices with those of competitors in the retail sector, Brazilian multinationals, listed companies or other companies with similar compensation strategies.

•	the main performance indicators taken into account, including, if applicable, ESG-related indicators

The table below indicates the weight of each Key Performance Indicator (KPI) in the Annual Variable Compensation (Bonus) and Share-based Variable Compensation incentives for 2022.

For the 2022 short-term annual variable compensation metrics, we adjusted our measures and weightings to focus more on cash flow and profitability rather than revenue. This will continue into the 2023 to reflect macroeconomic factors and to align to shareholders value in alignment with shareholder interests, but with a reduced weighting on the financials from 70% to 60%, with an additional 10% on our Commitment to Life/Social and Sustainability metrics.

For the 2022 long-term share-based compensation metrics, we introduced carbon emission reductions as a measure, to drive our ambitions on “Planet”. This will continue into 2023 with 30% weighting, though we have increased the weighting of the profit-based measure from 30% to 40% and modified it to be Fully Loaded EBIT rather than ROIC to reflect our current business strategy. We have accordingly reduced the weighting of relative TSR from 40% to 30%.

ii.	reasons that justify the composition of the compensation

The Company’s compensation strategy combines short- and long-term elements, with the objective of retaining and compensating its professionals according to their respective responsibilities, market practices and levels of competitiveness.

The variable component, whether Annual Variable compensation (Bonus) or Share-Based Variable compensation, represents a significant portion of the compensation because the Company believes in joint value creation.

The Share-Based Variable compensation programs seek to convey a sense of ownership to the participants with respect to the Company, intensifying the relationship between compensation, the construction of the Group’s core values, and long-term growth. Currently, the Share-Based Variable compensation is based on the granting of restricted shares as part of a Long-Term Incentive Program.

Compensation structure reflecting the evolution of performance indicators

The variable portion of the management compensation is connected to performance in the relevant period. Thus, bonuses, profit sharing, or the granting of call options or restricted/performance shares are dependent on performance results and defined goals as well as on individual performance. Performance indicators are assessed on a quarterly basis and a final financial results assessment is completed the following year. Performance metrics define the total variable compensation.

iii.  the existence of members not compensated by the issuer and the reason for such fact

All members of management are compensated for the performance of their duties at the Company.

d.	existence of compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders

In the current fiscal year, one Statutory Officer is not compensated by the Company, but has all elements of his compensation - fixed and variable - supported by the Company’s subsidiaries.

e.	the existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as disposal of issuer’s controlling interest

There is no compensation or benefits linked to corporate events of the Company.

8.2.  Compensation recognized in the results of the last 3 fiscal years and forecast for the current fiscal year for the board of directors, board of statutory officers, and fiscal council.

Based on the recommendations made by the People Committee, the Board of Directors annually assesses the adequacy of the Management Compensation Policy through the guidelines and objectives of the business and market research exercises.

Estimated amounts for the current Fiscal Year – 12/31/2023 – Annual Amounts (BRL 000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	9.75	5.00	3.00	17.75
Number of compensated members	9.75	4.00	3.00	16.75
Annual Fixed Compensation
Salary or Management Fee (a)	4,907.7	7,509.3	741.9	13,158.9
Direct and Indirect Benefits (b)	364.5	697.8	0.0	1,062.3
Participation in Committees (c)	844.5	0.0	0.0	844.5
Others (d)	0.0	11,723.4	0.0	11,723.4
Description of other fixed compensation
Variable Compensation
Bonus (e)	894.4	0.0	0.0	894.4
Profit Sharing (f)	0.0	10,316.0	0.0	10,316.0
Participation in meetings (g)	0.0	0.0	0.0	0.0
Commissions (h)	0.0	0.0	0.0	0.0
Others (i)	0.0	3,675.0	0.0	3,675.0
Description of other variable compensation	Includes Natura &Co CEO Bonus*(1)	0.0	0.0	0.0
Other compensation benefits
Post-Employment Benefit (j)	0.0	0.0	0.0	0.0
Cessation of exercise of the position (k)	0.0	0.0	0.0	0.0
Share-based compensation, including options (l)	10,487.5	21,078.3	0.0	31,565.8
Total Compensation (a+b+c+d+e+f+g+h+j+k+l)	17,498.6	54,999.8	741.9	73,240.4

*(1) The table above indicates the estimated amounts for the current Fiscal Year. Please note that on March 2023 the current Natura &Co CEO (Statutory Officers Position), was then the Group CEO (Board of Directors’ position). In March 2023, the then Group CEO, received a bonus relating to his Group CEO position, reason why the Natura &Co CEO is indicated in the Board of Directors column.

Following the new corporate governance structure proposed by the Management as part of the reform of the Company’s corporate structure expected to be approved by the shareholders on April 26th, 2023, the Natura &Co CEO will no longer be a member of the Board of Directors. Therefore, the expected compensation for 2023 reflects this and as such is lower than our historical global compensation.

Total compensation for the Fiscal Year ended on 12/31/2022 - Annual Amounts (BRL000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.50	5.67	3.00	21.17
Number of compensated members	12.50	4.67	3.00	20.17
Annual Fixed Compensation
Salary or Management Fee	10,821.4	7,949.8	490.5	19,261.6
Direct and Indirect Benefits	403.1	1,311.7	0.0	1,714.9
Participation in Committees	762.3	0.0	0.0	762.3
Others	46,384.9	1,135.5	0.0	47,520.4
Description of other fixed compensation	Includes Exit Package Terms	Includes Exit Package Terms
Variable Compensation
Bonus	8,385.0	0.0	0.0	8,385.0
Profit Sharing	0.0	7,702.6	0.0	7,702.6
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation	Includes Bonus / Termination Bonus		0.0	0.0
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	0.0	0.0	0.0
Share-based compensation, including options	99,639.0	14,465.6	0.0	114,104.6
Total Compensation	166,395.7	32,565.3	490.5	199,451.5

For 2022, our global compensation was higher than that approved at the 2022 AGM. This was mainly expenses related to post-employment benefits and other benefits linked to the exit of the then Group CEO and Executive Chairman of the Board of Directors, with impacts also on the share-based compensation line. Such expenses were not foreseeable in the compensation proposal approved at the annual general meeting held on April 20, 2022. Also, it is important to point out that a substantial portion of the increase pertains to the accrual of the share compensation amount of the related termination agreement. Due to an accounting treatment and requirements applicable to the Company’s IFRS Financial Statements, the Company is required to fully recognize, in 2022, the cost of the share compensation award valued at fair market value at grant date, rather than the fair market value on the final vesting date (i.e., amount that is actually crystallized).

Total compensation for the Fiscal Year ended on 12/31/2021 - Annual Amounts
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.75	6.00	1.00	19.75
Number of compensated members	12.75	5.00	1.00	18.75
Annual Fixed Compensation
Salary or Management Fee	11,394,500.0	6,750,100.0	117,300.0	18,261,900.0
Direct and Indirect Benefits	344,700.0	851,400.0	0.0	1,196,100.0
Participation in Committees	744,300.0	0.0	0.0	744,300.0
Others	0.0	1,531,100.00	0.0	1,531,100.0
Description of other fixed compensation	0.0	Indemnity to be paid to Statutory Officer, required by Law	0.0	0.0
Variable Compensation
Bonus	4,917,300.0	0.0	0.0	4,917,300.00
Profit Sharing	0.0	3,886,600.0	0.0	3,886,600.0
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation	0.0	0.0	0.0	0.0
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	2,245,700.0	0.0	2,245,700.0
Share-based compensation, including options	66,074,100.0	10,600,200.0	0.0	76,674,300.0
Total Compensation	83,474,900.0	25,865,100.0	117,300.0	109,457,300.0

Total compensation for the Fiscal Year ended on 12/31/2020 - Annual Amounts
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.17	4.67	3.00	19.84
Number of compensated members	12.17	4.00	3.00	19.17
Annual Fixed Compensation
Salary or Management Fee	10,848,900.0	4,626,800.0	234,500.0	15,710,200.0
Direct and Indirect Benefits	554,400.0	706,700.0	0.0	1,261,100.0
Participation in Committees	448,100.0	0.0	0.0	448,100.0
Others
Description of other fixed compensation
Variable Compensation
Bonus	16,114,700.0	0.0	0.0	16,114,700.0
Profit Sharing	0.0	5,348,000.0	0.0	5,348,000.0
Participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others
Other compensation benefits
Post-Employment Benefit	0.0	0.0	0.0	0.0
Cessation of exercise of the position	0.0	0.0	0.0	0.0
Share-based compensation, including options	44,503,500.0	5,574,800.0	0.0	50,078,300.0
Total Compensation	77,943,800.0	17,913,200.0	281,400.0	96,138,300.0

8.3.	Variable compensation of the last 3 fiscal years and foreseen for the current fiscal year for the Board of Directors, Board of Statutory Officers and Fiscal Council

Estimated Variable compensation for the current fiscal year ending on 12/31/2023 Annual Values (BRL 000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	9.75	5.00	3.00	17.75
Number of compensated members	0.33	4.00	0.00	4.33
Bonus
Minimum amount set forth in the compensation plan	894.4	2,683.1	0.0	3,577.5
Maximum amount set forth in the compensation plan	894.4	2,683.1	0.0	3,577.5
Amount provided for in the compensation plan if goals are met	894.4	2,683.1	0.0	3,577.5
Profit Sharing
Minimum amount set forth in the compensation plan	0.0	14,712.5	0.0	14,712.5
Maximum amount set forth in the compensation plan	0.0	29,425.0	0.0	29,425.0
Amount provided for in the compensation plan if goals are met	0.0	19,616.6	0.0	19,616.6

Variable compensation for the Fiscal Year Ended on 12/31/2022- Annual Values (BRL 000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.50	5.67	3.00	21.17
Number of compensated members	1.00	4.67	3.00	8.67
Bonus
Minimum amount set forth in the compensation plan	8,271.8	0.0	0.0	8,271.8
Maximum amount set forth in the compensation plan	16,543.7	0.0	0.0	16,543.7
Amount provided for in the compensation plan if goals were met	11,029.1	0.0	0.0	11,029.1
Amount effectively recognized	10,062.0	0.0	0.0	10,062.0

Profit Sharing
Minimum amount set forth in the compensation plan	0.0	6,405.1	0.0	6,405.1
Maximum amount set forth in the compensation plan	0.0	12,810.2	0.0	12,810.2
Amount provided for in the compensation plan if goals were met	0.0	8,540.1	0.0	8,540.1
Amount effectively recognized	0.0	7,702.64	0.0	7,702.6

Variable compensation for the Fiscal Year Ended on 12/31/2021 - Annual Values (BRL 000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.75	6.00	0.00	18.75
Number of compensated members	1.00	5.00	0.0	6.0
Bonus	1.0	0.0	0.0	1.0
Minimum amount set forth in the compensation plan	6,876.6	0.0	0.0	6,876.6
Maximum amount set forth in the compensation plan	13,753.2	0.0	0.0	13,753.2
Amount provided for in the compensation plan if goals were met	9,168.8	0.0	0.0	9,168.8
Amount effectively recognized	4,917.2	0.0	0.0	4,917.2
Profit Sharing	0.0	5	0.0	5
Minimum amount set forth in the compensation plan	0.0	5,482.6	0.0	5,482.6
Maximum amount set forth in the compensation plan	0.0	10,965.2	0.0	10,965.2
Amount provided for in the compensation plan if goals were met	0.0	7,310.1	0.0	7,310.1
Amount effectively recognized	0.0	3,886.6	0.0	3,886.6

Variable compensation for the Fiscal Year Ended on 12/31/2020 - Annual Values (BRL 000’s)
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Total number of members	12.17	4.67	3.00	19.84
Number of compensated members	12.17	4.00	0.00	16.17
Bonus	12.17	0.0	0.0	12.17
Minimum amount set forth in the compensation plan	10,849.2	0.0	0.0	10,849.2
Maximum amount set forth in the compensation plan	18,082.0	0.0	0.0	18,082.0
Amount provided for in the compensation plan if goals were met	14,465.6	0.0	0.0	14,465.6
Amount effectively recognized	16,114.7	0.0	0.0	16,114.7
Profit Sharing	0.0	4.67	0.0	4.67
Minimum amount set forth in the compensation plan	0.0	3,600.6	0.0	3,600.6
Maximum amount set forth in the compensation plan	0.0	6,000.9	0.0	6,000.9
Amount provided for in the compensation plan if goals were met	0.0	4,800.7	0.0	4,800.7
Amount effectively recognized		5,341.1		5,341.1

8.4.	Share-Based Compensation Plans for the Board of Directors and Board of Statutory Officers in effect during the last fiscal year and planned for the current fiscal year

Below is an executive summary of the Share-Based Compensation Programs (“Programs”).

•	Migration of Share-Based Compensation plans from Natura Cosméticos to the Company: at the Company´s extraordinary shareholders meeting held on December 13, 2019; all share-based compensation programs originally maintained at the level of the Company´s subsidiary (Natura Cosméticos S.A.) were migrated to the Company.

•	Share-Based Compensation object of granting’s: since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program). The share-based compensation Programs approved between 2015 to 2017 (listed below) are described herein since there are open grants in connection with such programs. The Company has not granted shares or options in connection with such programs since 2020.

•	Eligible Employees: The Company´s Share-Based compensation programs are applicable to eligible employees of all subsidiaries and brands. Below is an executive summary of the Company´s share-based compensation programs. For further details for each program, see following pages.

Below is an executive summary of the Company´s share-based compensation programs.

For further details for each program, see following pages.

Program	Plan	Type	Acquisition Schedule
2015 Share Option Program	2018 Plan	Options	4 years (0;1/3;1/3;1/3)
	2019 Plan	Options	4 years (0;1/3;1/3;1/3)
2017 Strategy Acceleration Program	2017 Plan	Options	5 years (0;0;0;1/2;1/2)
	2018 Plan	Options	5 years (0;0;0;1/2;1/2)
	2019 Plan	Options	5 years (0;0;0;1/2;1/2)
2015 Restricted Shares Programs	2018 Plan	RSU	4 years (0; 0; 1/2; 1/2)
	2019 Plan	RSU	4 years (0;1/3;1/3;1/3)
2017 Restricted Shares Programs	2019 Plan	RSU	3 years (0; 1/2;1/2)
2019 Long-Term Incentive Program	2019 Plan	PSU	Total acquisition in the 3rd year
	2020 Plan	PSU	Total acquisition in the 3rd year
	2021 Plan	PSU	Total acquisition in the 3rd year
	2021 Plan	Options	4 years (0; 0; 1/2; 1/2)
	2021 Plan	RSU	3 years (1/3;1/3;1/3)
	2022 Plan	PSU	Total acquisition in the 3rd year
	2022 Plan	RSU	4 years (0; 0; 1/2; 1/2)
	2022 Plan	RSU	Total acquisition on grant date
	2022 Plan	RSU	3 years (1/3;1/3;1/3)
	2020 Plan	RSU	3 years (1/3;1/3;1/3)
Co-investment Program	2021 Plan	RSU	3 years (1/3;1/3;1/3)
	2022 Plan	RSU	3 years (1/3;1/3;1/3)

Notwithstanding the existence of the Programs described above, since 2020, shares and options have been granted only under the Long-Term Incentive Program (“LTIP”) and the Co-Investment Program. However, there are still open grants relating to the other Share-Based Compensation Programs approved between 2015 and 2017.

The Company clarifies that it has included the description of the 2015 SOP and the 2015 and 2017 Strategy Acceleration Shares Option or Subscription Award Programs (“2015 Acceleration Program”, “2017 Acceleration Program” and together, “Acceleration Programs”) in this and subsequent items of this Reference Form solely to comply with CVM guidance. It is worth noting that the 2015 SOP and the Acceleration Programs are not characterized as “compensation”, for any purposes, since they have the characteristics of a mercantile and onerous contract between the parties.

a.	general terms and conditions

All long-term incentive programs are administered by the Board of Directors, who is fully empowered to organize and manage these programs, supported by the People Committee, and can at any time establish rules applicable to situations not addressed in the program, provided that it does not negatively affect any rights or obligations without the prior consent of the beneficiary.

The Company has the following long term incentive programs in place:

1)	2015 Common Shares Purchase or Subscription Option Granting Program.

2)	2015 and 2017 Restricted Shares Programs.

3)	2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration.

4)	2019 Long-Term Incentive Program; and

5)	2019 Co-Investment Program.

As explained above, since 2020, shares and options are only granted under the 2019 Long-Term Incentive Program and the 2019 Co-Investment Program

The Company has the following long-term incentive plans:

1)	2015 Common Shares Option Award or Subscription Program (“2015 SOP”).

The 2015 SOP is a program to award options to purchase or subscribe for shares of common stock issued by the Company directed to eligible employees as provided in such program.

2)  2015 and 2017 Restricted Shares Programs (“2015 Restricted Shares Program” and “2017 Restricted Shares Program” and together, “Restricted Shares Programs”).

•	The 2015 Restricted Shares Program is a program for a group of eligible executives and employees, as determined by the Board of Directors, consists of the award of shares of the Company’s common shares, up to an annual limit of 0.20% of the Company’s total capital stock.

•	The 2017 Restricted Shares Program consists of the award of shares of the Company’s common shares to a group of eligible executives and employees, as determined by the Board of Directors, up to the annual limit of 0.10% of the total capital of the Company.

3)  2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration (the Company has not granted shares or options in connection with this program since 2020):

•	The 2015 Acceleration Program consists of the free granting of options to purchase or subscribe common shares of the Company to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.

•	The 2017 Acceleration Program consists of the free granting of options to purchase or subscribe common shares of the Company to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.

4)	2019 Long-Term Incentive Program (“LTIP”)

2019 Long-Term Incentive Program: The Long-Term Incentive Program was approved in 2019. Consists of the granting of performance awards or options of the Company, to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors (“Long-Term Incentive Program”).

5) 2019 Co-Investment Program (“Co-Investment Program”).

The Co-Investment Program consists of the award of shares or options of the Company to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors.

b.	approval date and responsible body

The Programs described in item (a), were approved within Natura Cosméticos S.A. and migrated to the Company at an Extraordinary General Meeting held on December 13, 2019.

Below are the dates of approval of the Programs under Natura Cosméticos:

(i)	2015 SOP: approved at the extraordinary general meeting of Natura Cosméticos on February 6, 2015, and added at an extraordinary general meeting held on April 12, 2019;

(ii)	2015 Restricted Shares Program: approved at the extraordinary general meeting of Natura Cosméticos on February 6, 2015;

(iii)	2015 Acceleration Program: approved at the extraordinary general meeting of Natura Cosméticos on July 27, 2015;

(iv)	2017 Restricted Shares Program: approved at the extraordinary general meeting of Natura Cosméticos on November 30, 2017 and added at an extraordinary general meeting held on April 12, 2019;

(v)	2017 Acceleration Program: approved at the extraordinary general meeting of Natura Cosméticos on November 30, 2017;

(vi)	Co-Investment Program: approved at the extraordinary general meeting of Natura Cosméticos on April 12, 2019; and

(vii)	LTIP: replacing the program originally approved at the extraordinary general meeting of Natura Cosméticos held on April 12, 2019.

All Programs are managed by the Board of Directors, which has full powers to organize and manage these programs, relying on the support of the People Committee, and may, at any time, establish the rules applicable to situations not addressed in the program, provided that they do not adversely affect any rights or obligations without the consent of the beneficiary.

For each Program, specific Plans were approved, as per the table highlighted in item 8.4 of this Form. On December 10, 2021, a Board of Directors’ Meeting was held deliberating and approving, under the LTIP, the exceptional LTIP Plan for Talent Award 2021, and re-ratifying the terms and conditions of the following plans, also under the LTIP, in order to adjust certain topics relating to their respective grants:

(i)	2019 Long-Term Incentive Plan;

(ii)	2020 Long-Term Incentive Plan;

(iii)	2021 Long-Term Incentive Plan

(iv)	Long-Term Incentive Plan - Award to Employees and Management - 2021

(v)	Long-Term Incentive Plan - Special Award - 2021.

(vi)	2022 Long-Term Incentive Plan

(vii)	Long-Term Incentive Plan - Special Award - 2022

c.	maximum number of covered shares

The total number of covered shares is defined in each of the programs of the Company, as described below:

(i)	SOP 2015: In this program, the maximum number of Options that may be annually granted shall be limited to 0.55% of the shares that represent the total capital of the Company. Accordingly, the total number of non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 3.35% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant to the Plan is always within the limit of the authorized capital of the Company.

(ii)	2015 Restricted Shares Programs: award of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital.

(iii)	2017 Restricted Shares Programs: award of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

(iv)	2015 Acceleration Program: the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each plan is always within the limit of the authorized capital of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

(v)	2017 Acceleration Program: the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each plan is always within the limit of the authorized capital of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

(vi)	2019 Co-investment Program and LTIP: the total number of new Shares and treasury Shares in relation to which there may be non-exercisable Awards at any time pursuant to the Long-Term Incentive Program and to the Co-investment Program, plus the total number of new Shares and treasury Shares used for liquidation of the awards under the terms of the Program and of the LTIP, shall not exceed 5% of the total capital of the Company from time to time.

d.	the maximum number of options to be awarded

See the provisions of item (c) above.

e.	the conditions for acquisition of shares

Since 2020, shares and options are granted only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document.

(i)	LTIP: Under the Program, the Board of Directors is responsible for approving the award of both options and conditional awards to be distributed among the participants. The awards may be subject to performance conditions, to be defined by the Board of Directors with each award. Performance conditions may be changed after award, provided that (i) there has been an event that causes the Board to consider it appropriate to change the performance conditions; (ii) the changed performance condition is not materially more or less difficult to meet than the original performance condition if the relevant event had not occurred; and (iii) the Board acts in a fair and reasonable manner upon making such change. In addition, each participant must sign a private instrument of award, expressly adhering to the program and stating that it is aware of all its conditions and restrictions.

(ii)	Co-Investment Program: Under the Program, the Board of Directors is responsible for approving the award of both options and restricted shares to be distributed among the chosen participants. The evaluation of the options or restricted shares to be awarded to the participants is made as follows, highlighting that each participant must sign a private instrument of award, expressly adhering to the program and stating that he/she is aware of all its conditions and restrictions.

✓	Participants in the Program may opt for receiving a maximum percentage (to be defined by the Board of Directors) of their annual bonus or profit sharing (“Investment Amount”) in Conditional Awards or Options, according to the approved plan;

✓	The number of Shares that will be received by Participant will correspond to the Investment Amount divided by the Fair Value (defined in the program), rounded to the closer whole number; and

✓	For each share received, the Company will award one matching award to the participant.

f.	criteria to determine the purchase price or exercise

Since 2020, shares and options are granted only under the LTIP and the Co-Investment Program, and therefore the criteria for setting the acquisition or exercise price for the other Programs are not described herein.

Since 2020, shares and options are awarded only under the LTIP and the Co-Investment Program, and therefore the criteria for setting the acquisition or exercise price for the other Programs are not described in this document.

(i)	LTIP: The Options will cost BRL 0.01 per Share for Participant. The Conditional Awards will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will cost BRL 0.01 per Share.

(ii)	Co-Investment Program: The Matching Awards, if structured as Options, will cost BRL 0.01 per Share for Participant. If structured as Conditional Awards, they will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will cost BRL 0.01 per Share.

g.	the acquisition or exercise term criteria

Since 2020, shares and options are awarded only under the LTIP and the Co-Investment Program, and therefore the criteria for setting the acquisition or exercise price for the other Programs are not described herein.

(i)	LTIP: the Award will become exercisable to the extent the Participant remains continuously connected to the concerned Company, or its subsidiaries, as manager or employee, except for occasional dismissal rules regarding the Participant or special situations (change of control and other events) established in the Program, during the period from the granting date up to the dates below. If the Award is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of an Award will be of 30 days after the Option becomes exercisable. For the awards to be performed in 2020, the vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to the Company.

✓	The 3rd anniversary of the granting date; and

✓	If the award is subject to performance conditions or other conditions, the date on which the Board of Directors determines that such conditions were complied with.

(ii)	2019 Co-Investment Program: the award will become exercisable to the extent that the participant remains an administrator or employee of the Company or its subsidiaries, subject to any rules for the participant’s termination or special situations (change of control and other events) established in the program. Each Award will be divided into three tranches (“Tranche”), and the first and second Tranches will correspond to one third of the total number of Shares connected to an Award each, and the third Tranche will correspond to the balance of the Shares in the referred to Award. The Tranches will become exercisable within the following terms: If the Award is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of an Award will be of 30 days after the Option becomes exercisable. For the awards to be performed in 2020, the Vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to the Company.

✓	On the first anniversary of the award, for the first Tranche;

✓	On the second anniversary of the award, for the second Tranche; and

✓	On the third anniversary of the award, for the third Tranche.

h.	the form of liquidation

Since 2020, shares and options are awarded only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document. For the Long-Term Incentive Program and the Co-investment Program, with the purpose of satisfying an award under the terms of the Program, the Company, subject to the applicable law and regulations, may: (i) issue new Shares; (ii) transfer treasury shares; (iii) transfer shares in an “employee benefit trust”; or (iv) register depositary receipts linked to Shares.

i.	restrictions to the transfer of shares

Since 2020, shares and options are award only under the LTIP and the Co-Investment Program, and therefore the conditions for acquiring shares under the other Programs are not described in this document.

In the Co-investment Program, except in the event of dismissal, the Shares object of the Investment Award may not be transferred until occurrence of Vesting and liquidation of the Options or Conditional Awards of the Matching Award. Any attempt of transfer of the Investment Awards will result in the expiry of the corresponding Matching Award.

j.	the criteria and events that, if verified, will entail the suspension, change, or extinction of the plan

It is up to the General Meeting to approve and, therefore, also to change, suspend or terminate certain Programs. Each and every change in the programs, proposed by the Board of Directors, shall be submitted to the approval of the General Meeting and once approved, it can only reach the share call options to be awarded. The occurrence of factors that cause serious change in the economic scenario and that compromise our financial situation is among the causes that may generate the change or extinction of said programs.

For the LTIP and for the Co-investment Program, any significant change in the case law and in the tax, labor, social-security laws and regulations and laws and regulations related to capital markets applicable to long-term incentive programs may result in the partial or full review of the Program, or even in its suspension or termination.

k.	the effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

The cases of Dismissal of Participants shall be treated as follows:

(i)	SOP 2015:

✓	Dismissal for cause or at his own request: non-vested options will be canceled, and non- vested options that have not yet been exercised may not be exercised and will be canceled.

✓	Dismissal without cause: non-vested options will be reduced proportionately, and the calculation will take into account the period between the award date and the date of dismissal, in relation to the option vesting period. Such Non-Vested Options will become Vested Options on the date when they would be exercisable pursuant to the SOP 2015 and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the shares. As for vested options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the dismissal or from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares.

✓	Withdrawal immediately after retirement due to time and/or age: non-vested options will be reduced proportionately, so that the calculation will take into account the period between the award date and the withdrawal date, in relation to the options vesting period. Such non-vested options will become vested options on the date when they would be exercisable pursuant to the SOP 2015 and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. This situation is conditioned to the approval, by the National Institute of Social Security (INSS), of the retirement request presented by the participant or to the approval of an equivalent measure, in case the participant is not a Brazilian resident. As for vested options, but which have not yet been exercised, they can be exercised within at most ninety (90) days from the date on which the blocked period ends, if the dismissal occurs during the period blocked for shares trading. The exercise due to dismissal immediately after retirement for time of service or age is conditioned to award by the National Social Security Institute - INSS of the retirement request made by the Participant, or to award of an equivalent provision if the Participant does not reside in Brazil.

✓	Dismissal due to permanent disability: non-vested options and vested options, but which have not yet been exercised, can be exercised within one hundred and eighty (180) days from the termination of the employment agreement due to the granting of retirement due to permanent disability, by the Participant or his/her legal representative (trustee), upon the presentation to the Company of the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security Institute, or a similar document in case the Participant does not reside in Brazil, and consequent termination of the employment agreement.

✓	Dismissal due to the participant’s death: non-vested options and vested options, but which have not yet been exercised, can be exercised after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within 6 months from the date of the Participant’s death.

(ii)	2015 Restricted Shares Programs

✓	Termination for cause or at his request: the restricted shares not fully vested will be automatically canceled, automatically. The Board of Directors may, at its discretion, decide differently from the provisions of the program with respect to one or more participants.

✓	Dismissal due to permanent disability retirement: the restricted shares not fully vested may be fully acquired by the participant or his/her legal representative (trustee) within one hundred and eighty (180) days after the termination of the employment contract. In this case, the competent proof of permanent disability retirement issued by the INSS - National Institute of Social Security, or similar document, in the case of a participant who is not resident in Brazil, must be presented to the Company. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

✓	Dismissal due to death: In case of dismissal due to the death of the Participant, the Restricted Shares not fully vested can be fully acquired after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within 6 months from the date of the Participant’s death, regardless of the term established. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

✓	Dismissal without cause and dismissal immediately after retirement for time of service and/or age: the restricted shares that have not been fully vested will be reduced proportionally, based on the period elapsed between the grant date and the dismissal date, in relation to the deadlines set forth in the program. Such restricted shares not fully vested will become fully acquired on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or 90 days from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares.

(iii)	2017 Restricted Shares Programs

✓	Dismissal for cause or at his/her request: the restricted shares not fully vested shall be automatically canceled, by operation of law, regardless of prior notice or notification, and without any right to compensation.

✓	Dismissal without cause or by the participant’s own initiative due to just cause motivated by the Company: any restricted shares that have been specifically awarded as part of incentive packages for hiring by the Company (sign-on incentives) shall be fully acquired by the Participant; and any restricted shares that have been awarded in addition to the restricted shares awarded as sign-on incentives shall be proportionally calculated and transferred to the participant, considering the granting date and the dismissal date.

✓	The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

(iv)	2015 Acceleration Program

✓	Dismissal for cause or at your request: non-vested options and vested options that have not been exercised will be canceled.

✓	Dismissal without cause before the third anniversary of the granting date: options will be canceled.

✓	Dismissal without cause after the third anniversary of the granting date: Board of Directors may, in its sole discretion, determine that the Participant may keep part of his/her options and, in such case, the conditions will be determined by the Board of Directors.

✓	Dismissal immediately after retirement due to time and/or age: non-vested options will be canceled and vested options, but which have not yet been exercised, may be exercised within 90 days from the date of dismissal or from the date on which the block period ends, if the dismissal occurs in a period blocked for trading in the Shares. The ninety (90)-day term for the exercise due to retirement for time of service and/or age is counted from the date of award by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon award of equivalent provision if the Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

✓	Dismissal due to permanent disability: Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised within at most one hundred and eighty (180) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The one hundred and eighty (180)-day term for the exercise due to permanent disability is counted from the date of issue by the National Social Security Institute - INSS of the relevant proof of award of retirement due to permanent disability presented to the Company by the Participant or by his/her legal representative, or the issue of a similar document, if the Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

✓	Dismissal due to death: Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised after the death of the Participant within at most one hundred and eighty (180) days from the appointment of the executor by the Court, provided that the probate proceedings have been started within six months from the date of the Participant’s death. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

✓	In the events provided for in items (b) and (c) above, the Non-Vested Options will be proportionally reduced, based on the period from the Granting Date to the Date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options will become Vested Options on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares.

(v)	2017 Acceleration Program:

✓	Dismissal for cause: non-vested options will be canceled, and non-vested options that have not yet been exercised may not be exercised and will be canceled.

✓	In case of Disconnection without just cause or by the Participant’s own initiative due to just cause motivated by the Company: any options that have been specifically awarded to participant as a part of incentive packages for his/her contracting by the Company (sign-on incentives), whether they are Vested or Non-Vested, will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal; and

✓	Any options that have been awarded in addition to the options awarded under the sign- on incentives above and that are still non-vested options on the date of dismissal will be treated as follows: (a) 1/3 of the non-vested options awarded in the year prior to the termination date, (b) 2/3 of the non-vested options awarded in the second year prior to the termination date, and (c) 3/3 of the non-vested options awarded in the third and fourth years prior to the termination date will become exercisable by the participant in full for a period of one (1) year from the termination date.

✓	The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

(vi)	LTIP and Co-Investment Program

✓	If a dismissal occurs prior to the normal vesting date of an award because of one of the events described below, the award will be exercisable on the normal vesting date, unless the reason for the award is death (or other, in the discretion of the board), in which case such award will be exercisable on the early vesting date. Unless the board provides otherwise, awards will be subject to a pro rata reduction in the number of shares granted based on the period beginning on the grant date and ending on the date of withdrawal related to the normal vesting period of the tranche.

a.	Death of the Participant.

b.	Illness or disability (evidenced as the Board may deem satisfactory).

c.	At the age of contractual retirement or when achieving eligibility for retirement for time of service (in both cases, only if such concepts are applicable in accordance with the local laws); otherwise, by the approval of the Board, at its discretion.

d.	redundancy of Participant, such as part of a redundancy program that results in the redundancy of nine or more employees and/or managers as deemed satisfactory by the Board, and if such concept is applicable under the terms of the relevant local laws.

e.	The connection or office of the participant is either with an entity that is no longer a member of the Natura &Co Group or relates to a business or part of a business that is transferred or sold to another company other than a member of the Company Group; or

f.	in any other events in which the Board determines that this Rule must be applied in relation to the award.

✓	For awards to be made in 2020 in the Long-Term Incentive Program and the Co- Investment Program, in the event of a Participant’s Dismissal within six months from the Granting Date, the proportional reduction rule set forth in the previous paragraph will not apply, thus, unless otherwise determined by the Board, all Participant Matching Awards will expire.

8.5.	Share-based compensation in the form of shares options recognized in the result of the last 3 fiscal years and the expected compensation for the current fiscal year for the Board of Directors and Board of Statutory Officers

Amounts estimated for the 2023 fiscal year. The table below refers to the estimate of grants to be made in 2023.

Shares-Based Compensation in the Form of Shares Options Forecast for the current fiscal year ending 12/31/2023
	Board of Directors	Board of Statutory Officers
Total number of members	9	5
Number of compensated members	0	3
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	-	524,180
Options forfeited and expired during the fiscal year (*)	-	0
Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	-	0.04%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2023, taking into account the variation presented in the last years.

Shares-Based Compensation in the Form of Shares Options Fiscal year ending on 12/31/2022
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	4
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	6,150,000	2,488,735
Options forfeited and expired during the fiscal year (*)	-	1,100,000
Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0.44%	0.18%

Shares-Based Compensation in the Form of Shares Options Fiscal year ending on 12/31/2021
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	5,700,000	891,342
Options forfeited and expired during the fiscal year	-	-
Options exercised during the fiscal year	-	102,616
Potential dilution in case of exercise of all outstanding options	0.45%	0.18%

Shares-Based Compensation in the Form of Shares Options Fiscal year ending on 12/31/2020
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
Outstanding options at the beginning of the fiscal year	5,700,000	1,254,084
Options forfeited and expired during the fiscal year	-	-
Options exercised during the fiscal year	-	362,742
Potential dilution in case of exercise of all outstanding options	0.52%	0.10%

8.6.	Shares Option Awards made in the last 3 fiscal years and expected for the current fiscal year, from the Board of Directors and Board of Statutory Officers

Fiscal Year ending 12/31/2022

No options granted in 2022.

Fiscal Year ending 12/31/2021

Statutory Officers
Total Number of Members; 3
Number of compensated members	3	1
Shares Call Options Award	2019 LTIP Program 2021 Plan (Exceptional)	2019 LTIP Program 2021 Plan (Sign-On)
Grant date	17-Dec-2021	31-Mar-2021
Quantity of options awarded	600,000	1,100,000
Term required in order to exercise the options	17-Dec-2024 17-Dec-2025	31-Mar-2025 31-Mar-2026
Maximum term for exercise of the options	17-Dec-2031	31-Mar-2031
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A	N/A
Fair option value on the date of award	17.87	29.45
Multiplication of the number of shares awarded by the fair value of the options on the date of award	10,722,000	32,395,000

Board of Directors
Total Number of Members; 1
Number of compensated members	1
Shares Call Options Award	2019 LTIP Program 2021 Plan (Exceptional)
Grant date	17-Dec-2021
Quantity of options awarded	450,000
Term required in order to exercise the options	17-Dec-2024 17-Dec-2025
Maximum term for exercise of the options	17-Dec-2031

Term of restriction on the transfer of shares received as a result of the exercise of options	N/A
Fair option value on the date of award	17.87
Multiplication of the number of shares awarded by the fair value of the options on the date of award	8,041,500

Fiscal Year ending 12/31/2020

No options granted in 2020.

8.7.  Outstanding options held by the board of directors and the Board of Statutory Officers at the end of the last fiscal year:

Statutory Officers
Total Number of Members; 6
Number of compensated members	3	3
As for non-vested options	2015 SOP Program 2019 Plan	2019 LTIP Program 2021 Plan (Exceptional)
Quantity	44,630	600,000
Vesting date	20-Mar-2023	17-Dec-2024 17-Dec-2025
Maximum term for exercise of the Options	20-Mar-2027	17-Dec-2031
Lock-up period for transfer of shares	N/A	N/A
Weighted average price of exercise	23.41	27.28
Fair value of total Options on the last day of the fiscal year	524,848	10,722,000
As for vested options	-	-
Quantity	75,058	0
Maximum term for exercise of the Options	20-Mar-2027	N/A
Lock-up period for transfer of shares	N/A	N/A
Weighted average price of exercise	23.41	N/A
Fair value of total Options on the last day of the fiscal year	N/A	N/A

Board of Directors
Total Number of Members; 13
Number of compensated members	1	1	1
As for non-vested options	2017 ACEL SOP Program 2018 Plan	2017 ACEL SOP Program 2019 Plan	2019 LTIP Program 2021 Plan
Quantity	950,000	1,900,000	450,000
Vesting date	01-Jan-2023	01-Jan-2023	01-Jan-2023
Maximum term for exercise of the Options	31-Dec-2024	31-Dec-2024	31-Dec-2024
Lock-up period for transfer of shares	N/A	N/A	N/A

Weighted average price of exercise	16.83	23.41	27.28
Fair value of total Options on the last day of the fiscal year	7,856,500	22,059,000	8,041,500
As for vested options	-	-	-
Quantity	950,000	0	0
Maximum term for exercise of the Options	12-Mar-2026	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A	N/A
Weighted average price of exercise	16.83	N/A	N/A
Fair value of total Options on the last day of the fiscal year	N/A	N/A	N/A

8.8.	Options Exercised Relating to the Share-Based Compensation of the Board of Directors and Board of Statutory Officers in the Last 3 Fiscal Years

Statutory Officers

No options exercised in 2022.

Options exercised - Fiscal Year ended on 12/31/2021
Total number of members	5
Number of compensated members	1
Regarding Exercised Options	2015 SOP Program 2018 Plan	2015 SOP Program 2019 Plan
No. of shares	17,048	14,192
Weighted average price of exercise	16.83	23.41
Weighted average market price of the shares related to the options exercised	49.20	51.51
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	32.37	28.10

Options exercised - Fiscal Year ended on 12/31/2020
Total number of members	5
Number of compensated members	2
Regarding Exercised Options	2009 SOP Program Plan 2013	2015 Acceleration Program 2016 Strategy Acceleration Plan	2015 SOP Program Plan 2018
No. of shares	71,676	220,000	8,000
Weighted average price of exercise	37.64	11.28	16.83
Weighted average market price of the shares related to the options exercised	48.12	43.65	50.48
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	10.48	32.37	33.65

Board of Directors

There are no options exercised by the Board of Directors in the last 3 fiscal years.

8.9.	Share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year, of the Board of Directors and the Board of Statutory Officers

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Forecast for the Fiscal Year ending 12/31/2023
	Board of Directors	Board of Statutory Officers
Total number of members	9	5
Number of compensated members	7	3
Potential dilution if all shares are granted to the beneficiaries	0.007%	0.01%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal year ending on 12/31/2022
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	13	4
Potential dilution if all shares are granted to the beneficiaries	0.055%	0.01%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal year ending on 12/31/2021
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	4
Potential dilution if all shares are granted to the beneficiaries	0.038%	0.0044%

Share-based compensation in the form of shares to be delivered directly to the beneficiaries. Fiscal year ending on 12/31/2020
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	4
Potential dilution if all shares are granted to the beneficiaries	0.012%	0.01%

8.10.  Shares granting made in the last 3 fiscal years and planned for the current fiscal year by the Board of Directors and Board of Statutory Officers

Forecast for the current Fiscal Year to end on 12/31/2023

Statutory Officers
Total Number of Members; 3
Number of compensated members	3	3
Shares Award	2019 CIP Program 2023 CIP Plan	2019 LTIP Program 2023 PSU
Grant date	31-March-2023	31-March-2023
Number of awarded shares	255,027	249,004
Deadline for the delivery of the shares	25-March-2024 24-March-2025 23-March-2026	23-March-2026
Lock-up period for transfer of shares	N/A	N/A
Fair value of the shares on the granting date	14.52	14.52
Multiplication of the number of shares granted by the fair value of the shares on the granting date	3,702,992	3,615,538

Board of Directors
Total Number of Members; 12
Number of compensated members	12
Shares Award	2019 LTIP Program 2023 RSU Board
Grant date	31-March-2023
Number of awarded shares	595,517
Deadline for the delivery of the shares	25-March-2024 24-March-2025 23-March-2026
Lock-up period for transfer of shares	N/A
Fair value of the shares on the granting date	14.52
Multiplication of the number of shares granted by the fair value of the shares on the granting date	8,646,906.84

Fiscal Year ending 12/31/2022

Statutory Officers
Total Number of Members; 5
Number of compensated members	5	5	1
Shares Award	2019 CIP Program 2022 CIP Plan	2019 LTIP Program 2022 PSU	2019 LTIP Program 2022 Sign-On RSU
Grant date	31-March-2022	31-March-2022	20-Sep-2022
Number of awarded shares	103,861	184,580	1,100,000
Deadline for the delivery of the shares	31-March-2023 31-March-2024 31-March-2025	31-March-2025	31-March-2025 31-March-2026
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	24.99	24.99	18.66
Multiplication of the number of shares granted by the fair value of the shares on the granting date	2,595,486	4,612,654	20,526,000

Board of Directors
Total Number of Members; 13
Number of compensated members	1	1	12	1
Shares Award	2019 CIP Program 2022 CIP Plan	2019 LTIP Program 2022 PSU	2019 LTIP Program 2022 RSU Board	2019 LTIP Program 2022 CEO Sign-On RSU
Grant date	31-March-2022	31-March-2022	31-March-2022	24-Aug-2022
Number of awarded shares	476,100	956,500	331,458	63,800
Deadline for the delivery of the shares	31-March-2023 31-March-2024 31-March-2025	31-March-2025	31-March-2023 31-March-2024 31-March-2025	24-Aug-2022
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Fair value of the shares on the granting date	24.99	24.99	24.99	15.674
Multiplication of the number of shares granted by the fair value of the shares on the granting date	11,897,739	23,902,935	8,283,135	1,000,001

Fiscal Year ending 12/31/2021

Statutory Officers
Total Number of Members; 5
Number of compensated members	4	5	3
Shares Award	2019 CIP Program 2021 CIP Plan	2019 LTIP Program 2021 PSU	2019 LTIP Program 2021 RSU Exceptional
Grant date	31-Mar-2021	31-Mar-2021	31-Mar-2021
Number of awarded shares	47,944	89,707	15,635
Deadline for the delivery of the shares	31-Mar-2022 31-Mar-2023 31-Mar-2024	31-Mar-2024	31-Mar-2022 31-Mar-2023 31-Mar-2024
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	48.98	48.98	48.98
Multiplication of the number of shares granted by the fair value of the shares on the granting date	2,348,297	4,393,848	765,802

Board of Directors
Total Number of Members; 13
Number of compensated members	1	1	12
Shares Award	2019 CIP Program 2021 CIP Plan	2019 LTIP Program 2021 PSU	2019 LTIP Program 2021 RSU Board
Grant date	31-Mar-2021	31-Mar-2021	31-Mar-2021
Number of awarded shares	760,998	505,864	167,832
Deadline for the delivery of the shares	31-Mar-2022 31-Mar-2023 31-Mar-2024	31-Mar-2024	31-Mar-2022 31-Mar-2023 31-Mar-2024
Lock-up period for transfer of shares	N/A	N/A	N/A
Fair value of the shares on the granting date	48.98	48.98	48.98
Multiplication of the number of shares granted by the fair value of the shares on the granting date	37,273,682	24,777,218	8,220,411

Fiscal Year ending 12/31/2020

Statutory Officers
Total Number of Members; 4
Number of compensated members	4	4
Shares Award	2019 CIP Program 2020 CIP Plan	2019 LTIP Program 2020 PSU
Grant date	27-Mar-2020	30-Sep-2020
Number of awarded shares	60,746	43,197
Deadline for the delivery of the shares	27-Mar-2021 27-Mar-2022 27-Mar-2023	27-Mar-2023
Lock-up period for transfer of shares	N/A	N/A
Fair value of the shares on the granting date	29.00	40.26
Multiplication of the number of shares granted by the fair value of the shares on the granting date	1,761,634	1,739,111

Board of Directors
Total Number of Members; 1
Number of compensated members	1	1
Shares Award	2019 CIP Program 2020 CIP Plan	2019 LTIP Program 2020 PSU
Grant date	27-Mar-2020	30-Sep-2020
Number of awarded shares	880,508	594,290
Deadline for the delivery of the shares	27-Mar-2021 27-Mar-2022 27-Mar-2023	27-Mar-2023
Lock-up period for transfer of shares	N/A	N/A
Fair value of the shares on the granting date	29.00	40.26
Multiplication of the number of shares granted by the fair value of the shares on the granting date	25,534,732	23,926,115

8.11.  Shares Delivered Related to the Share-Based Compensation of the Board of Directors and Board of Statutory Officers

Fiscal year ending on 12/31/2022

Board of Statutory Officers
Total number of members	6
Number of compensated members	4
In relation to the shares delivered	2015 RSU Program 2018 Plan	2018 RSU Program 2019 Plan	2019 CIP Program Plan “CIP2020”	2019 CIP Program Plan “CIP2021”	2019 LTIP Program 2021 RSU Exceptional Plan
No. of shares	11,669	14,332	16,479	13,219	5,213
Weighted average price of exercise	N/A	N/A	N/A	N/A	N/A
Weighted average market price of the shares purchased	22.21	24.87	25.97	26.05	26.05
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	259,168	356,436	427,959	344,354	135,798

Board of Directors
Total number of members	13
Number of compensated members	13
In relation to the shares delivered	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”	2019 CIP Program Plan “CIP2021”	2019 LTIP Program 2021 RSU Board Plan	2019 LTIP Program 2022 CEO Sign-On RSU Plan
No. of shares	155,972	293,502	253,666	55,944	63,800
Weighted average price of exercise	N/A	N/A	N/A	N/A	N/A
Weighted average market price of the shares purchased	24.87	25.97	26.05	26.05	15.674
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	3,879,023	7,622,246	6,607,999	1,457,341	1,000,001

Fiscal year ending on 12/31/2021

Board of Statutory Officers
Total number of members	6
Number of compensated members	5
In relation to the shares delivered	2015 RSU Program Plan “AR2018”	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”
No. of shares	13,003	22,998	28,997
Weighted average price of exercise	N/A	N/A	N/A
Weighted average market price of the shares purchased	48.86	51.53	47.52
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	635,326	1,185,086	1,377,937

Board of Directors
Total number of members	13
Number of compensated members	1
In relation to the shares delivered	2015 RSU Program Plan “AR2018”	2018 RSU Program Plan “AR2019”	2019 CIP Program Plan “CIP2020”
No. of shares	73,872	155,972	293,504
Weighted average price of exercise	N/A	N/A	N/A
Weighted average market price of the shares purchased	48.86	51.53	47.52
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	3,609,385	8,037,237	13,947,310

Fiscal year ending on 12/31/2020

Board of Statutory Officers
Total number of members	6
Number of compensated members	5
In relation to the shares delivered	2015 RSU Program Plan “AR2016”	2015 RSU Program Plan “AR2017”	2015 RSU Program Plan “AR2018”
No. of shares	8,672	11,662	61,662
Weighted average price of exercise	N/A	N/A	N/A

Weighted average market price of the shares purchased	25.00	38.78	32.89
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	216,800	452,252	2,028,063

Board of Directors
Total number of members	13
Number of compensated members	1
In relation to the shares delivered	2015 RSU Program Plan “AR2017”	2015 RSU Program Plan “AR2018”
No. of shares	89,416	73,872
Weighted average price of exercise	N/A	N/A
Weighted average market price of the shares purchased	47.04	32.89
Multiplication of the total options exercised by the difference between the weighted average price of exercise and the weighted average market price of the shares related to the options exercised	4,206,128	2,429,650

8.12.	Information Required for Understanding the Data Disclosed in Items 8.5 to 8.11

Restricted Shares, Performance Shares and 2021 Shares Options
Restricted Shares, Performance Shares and 2022 Shares Options
	Board of Directors	Board of Statutory Officers
a) pricing model	Stochastic, Black-Scholes and Finnerty Models	Stochastic, Black-Scholes and Finnerty Models

b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

Share Price US$*9.48, BRL 24.99, BRL 15.647

Exercise price: US$0.00, BRL 0.01

Estimated deadline: 1 to 3 years

Risk-free interest rate: 12.30% to 13.27%

Estimated dividend yield: 0%

Estimated volatility: 42.09% to 50.39%

Share Price US$*9.48, US$5.94, BRL 24.99

Exercise price: US$0.00, BRL 0.01

Estimated deadline: 1 to 3 years

Risk-free interest rate: 12.30% to 13.27%

Estimated dividend yield: 0%

Estimated volatility: 42.09% to 50.39%

c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.	period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

\Restricted Shares, Performance Shares and 2021 Shares Options
	Board of Directors	Board of Statutory Officers
a) pricing model	Stochastic, Black-Scholes and Finnerty Models	Stochastic, Black-Scholes and Finnerty Models

b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

Share Price US$*16.99, BRL 48.14, US$9.71

Exercise price: US$0.00, BRL 0.01, US$16.99, US$9.70

Estimated deadline: 1 to 7 years

Risk-free interest rate: 0.07% to 7.84%

Estimated dividend yield: 0%

Estimated volatility: 39.55% to 58.71%

Share Price BRL 48.14, BRL 27.96, US$16.99, US$9.70

Exercise price: BRL 0.01, US$0.00, US$16.99, US$17.36, BRL 27.28,

US$9.70, BRL 48.14

Estimated deadline: 1 to 7.5 years

Risk-free interest rate: 0.34% to 10.94%

Estimated dividend yield: 0%

Estimated volatility: 39.55% to 50.41%

c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.	period measured in conjunction with the remainder of the performance period immediately prior to the date of award; period measured together with the expected term of the award immediately prior to the award date; period measured together with the remainder of the holding period immediately prior to the award date.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

   * US$ amounts relate to awards settled in ADRs as opposed to B3 shares.

2020 Strategy Restricted Shares, Performance Actions and Acceleration Plan
	Board of Directors	Board of Statutory Officers
a) pricing model	Stochastic, Black-Scholes; Binomial	Stochastic, Black-Scholes; Binomial

b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 820 days.	Standard deviation of the last 820 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2019 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Statutory Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2018 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Statutory Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price,	Volatility of approximately 39%; Dividend yield of	Volatility of approximately 39%; Dividend yield of

expected volatility, life term of the option, expected dividends and the risk-free interest rate.	2.31%; Risk-free interest rate of 6.17% up to 8.74%.	2.31%; Risk-free interest rate of 6.17% up to 8.74%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2017 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Statutory Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 41.9%; Dividend yield of 3.3%; Risk-free interest rate of 9.4 up to 9.6%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

2016 Shares Option and Restricted Shares Plan
	Board of Directors	Board of Statutory Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 37.2%; Dividend yield of 3.4%; Risk-free interest rate of 12.9 up to 13.2%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

Strategy Acceleration Program
	Board of Directors	Board of Statutory Officers
a) pricing model	N/A	Binomial

b) data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate.

	N/A	Volatility of approximately 39.4%; Dividend yield of 4.6%; Risk-free interest rate of 11.5 up to 12.1%.
c) method used and premises assumed to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value	N/A	N/A

8.13.  Number of shares, membership units (quotas) and other securities convertible into shares or quotas, issued in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, subsidiaries or companies under common control, held by members of the Board of Directors, Board of Statutory Officers or Fiscal Council Shares held at Natura &Co Holding S.A.

Body	Common Shares
Board of Directors	2,001,588
Statutory Officers	836,470
Fiscal Council	0

8.14.  Information Regarding the Social Security Plans Granted to the Members of the Board of Directors and to the Board of Statutory Officers

	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	0	2
Name of the plan	-	Itaú Vida e Previdência S.A.
Number of managers who qualify for retirement	-	0
Conditions for early retirement	-	N/A
The updated value of contributions accruing under the pension plan until the end of the latest fiscal year, minus the direct contributions made by the managers	-	647.1
Total accrued amount of contributions made during the last fiscal year, minus the contributions directly made by the managers	-	23.0
If there is the possibility of early redemption and what the conditions are (**)		Yes, however, by the company, only with the employee’s dismissal and after 5 years of contribution to the plan.
	-

(**) The redemption of total or partial portability of the accumulated balance may be made at any time, with reference to the employee’s contributions, respecting the grace period of 60 days from the date of joining the benefit or the 60-day interval since the last redemption. When redeeming total or partial contributions, the employee loses the proportional amount of the company / matching.

8.15.	Maximum, minimum and average individual compensation of The Board of Directors, of The Board of Statutory Officers and of the Fiscal Council

		Board of Directors		Board of Statutory Officers				Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
No. of members	12.50	12.75	12.17	5.67	6.00	4.67	3	1	3
Number of compensated members	12.50	12.75	12.17	4.67	5.00	4.00	3	1	3
Highest individual compensation value (Reais)	150,931.0	73,415.2	66,170.8	15,814.3	6,715.1	5,694.2	163.5	39.1	93.8
Lowest individual compensation value (Reais)	1,072.0	752.2	1,227.1	2,186.6	1,806.0	1,392.4	163.5	39.1	93.8
Average individual compensation value (Reais)	13,311.65	6,547.1	6,404.6	6978.28	5,173.0	4,478.30	163.5	39.1	93.8

Board of Statutory Officers
12/31/2022

Managers who held office for less than 12 months were excluded from the minimum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation. Permanence in the position of the member with the highest compensation: 12months.

12/31/2020

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation. Permanence in the position of the member with the highest compensation: 12 months.

Board of Directors
12/31/2022

Managers who held office for less than 12 months were excluded from the minimum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

The highest compensation considers the combined position of Executive Chairman of the Board and Group CEO, whose structure and pay levels reflect specific market norms for the position

12/31/2020

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

The highest compensation considers the combined position of Executive Chairman of the Board and Group CEO, whose structure and pay levels reflect specific market norms for the position.

Fiscal Council
12/31/2022

Managers who held office for less than 12 months were excluded from the minimum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12months.

12/31/2020

Managers who held office for less than 12 months were excluded from the minimum, average, and maximum compensation calculations. The higher amount includes amounts related to fees, vacation, 13th salary, and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

8.16.  Contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers and officers in the event of removal from office or retirement, including financial consequences for the Company.

Within the scope of its activity, and based on the market practice, the Company negotiates confidentiality and non-compete agreements with members of its management in case of dismissals. Such agreements establish the compensation to the Managers for the assumed non-competition and confidentiality of information.

Finally, under the terms of the share-based compensation programs of the Company, in the events of dismissal or retirement, managers may retain a portion, or all rights granted, according to the rules applicable to each program and referred to in item 8.4 of this Reference Form.

8.17.  Percentage of total compensation of each body recognized in the Company’s results referring to members of the Board of Directors, Board of Statutory Officers and Fiscal Council who are related parties to the direct or indirect controlling shareholders, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

	Board of Directors	Board of Statutory Officers	Fiscal Council
Fiscal year ending 12/31/2023	37%	0%	0%
Fiscal year ending 12/31/2022	2%	0%	0%
Fiscal year ending 12/31/2021	3%	0%	0%
Fiscal year ending 12/31/2020	5%	0%	0%

In 2022 and in previous years we considered all Board members including our Executive Chairman of the Board of Directors and Group CEO. Due to the departure of the Executive Chairman and Group CEO, he is no longer considered part of the calculation for 2023 onwards.

8.18.  Amounts recognized in the Company’s income statement as compensation of members of the Board of Directors, Statutory Officers or Fiscal Council, for any reason other than their position, such as commissions and consulting or advisory services, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

The Company has established subcommittees that report directly to the Audit Committee in order to advise it on specific issues and the development of business strategies, namely the Finance Subcommittee, the Information Security and Remediation Subcommittee, the Internal Audits Subcommittee.

In addition to their fixed compensation, the Directors who participate in subcommittees receive an additional fixed compensation, paid in twelve monthly installments, the amount of which varies according to the functions (leadership or member) in each Subcommittee. Since this is not a benefit received as a result of participation in the Board of Directors or Board of Statutory Officers, these amounts are not included in the global compensation to be approved at the Annual General Meeting.

	Board of Directors	Statutory Officers	Fiscal Council
Fiscal year ending December 31, 2023	44,679.00	0	0
Fiscal year ended on December 31, 2022	162,828.42	0	0
Fiscal year ended on December 31, 2021	252,610.10	0	0
Fiscal year ended on December 31, 2020	0	0	0

8.19.  Amounts recognized in the income statement of direct or indirect controlling shareholders, companies under common control and the issuer’s subsidiaries as compensation of members of the board of directors, board of statutory officers or the fiscal council, in relation to the past 3 fiscal years and the forecast for the current fiscal year.

Forecast for the Current Fiscal Year 2023 - Other compensation received. Compensation received for position held in the issuer
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	37,194.8	0	37,194.8
Companies under Common Control	0	0	0	0

Fiscal year 2022 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	15,814.3	0	15,814.3
Companies under Common Control	0	0	0	0

Fiscal year 2021 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	6,715.1	0	6,715.1
Companies under Common Control	0	0	0	0

Fiscal year 2020 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	0	0	0

Fiscal year 2020 - Other compensations received. Compensation received for position held in the issuer
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Companies under Common Control	0	0	0	0

Forecast for the Current Fiscal Year 2023 - Other compensation received.
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	23,119.5	0	23,119.5
Companies under Common Control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Statutory Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Fiscal year 2022 - Other compensations received.
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	13,164.14	0	13,164.14
Companies under Common Control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Statutory Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Fiscal year 2021 - Other compensations received.
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	10,054.3	0	10,054.3

Fiscal year 2021 - Other compensations received.
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Companies under Common Control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Statutory Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Fiscal year 2020 - Other compensations received.
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0	0	0	0
Controlled companies of the Company	0	10,405.3	0	10,405.3
Companies under Common Control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Statutory Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

8.20	- Other relevant information

1)	Company’s Global Compensation:

At the Company´s general annual shareholders meeting held on April 20, 2022 (“2022 AGM”), the shareholders approved the global compensation of the Board of Directors and Statutory Officers for the period between May 2022 and April 2023, in the total amount of up to BRL 115,155,770.56. This amount was exceeded by BRL 83,127,659.95 mainly due to costs incurred due to the reorganization of the group in line with its new strategic direction, as well as the transition of the then CEO of the group and executive chairman of the Board of Directors, as per material fact disclosed on June 15, 2022.

In support of the management proposal for adjustment of the global compensation paid to the Board of Directors and Statutory Officers for the period between May 2022 and April 2023, please refer to the table set out in Exhibit I below, comparing:

(i)	the global compensation approved by the Company’s shareholders at the 2022 AGM for the period between May 2022 and April 2023:

(ii)	the actual amounts paid as compensation for the period between May 2022 and April 2023; and

(iii)	the proposed amount for the global compensation for the period between May 2023 and April 2024.

Following the re-structure of the board, our proposal for global compensation for the period between May 2023 and April 2024 is BRL 77,810,117.47 which is 61% below that actual expenditure between the period of May 2022 and April 2023, but also 32% below the approved compensation for the period between May 2022 and April 2023.

Yearly Comparison of global compensation: (i) the global management compensation approved by the Company’s shareholders at the 2022 AGM for the period between May 2022 and April 2023; (ii) the actual amounts paid as compensation for the period between May 2022 and April 2023; and (iii) the proposed amount for the global compensation of the management for the period between May 2023 and April 2024.

EXHIBIT I

The table above indicates that the difference between the global compensation approved for the period between May 2022 and April 2023 and the actual amounts accrued during the period between May 2022 and April 2023 was due preponderantly to expenses related to post-employment benefits and other benefits linked to the exit of the then Group CEO and Executive Chairman of the Board of Directors, with impacts also on the share-based compensation line. Such expenses were not foreseeable in the compensation proposal approved at the annual general meeting held on April 20, 2022. Also, it is important to point out that a substantial portion of the increase pertains to the accrual of the share compensation amount of the related termination agreement. Due to an accounting treatment and requirements applicable to the Company’s IFRS Financial Statements, the Company is required to fully recognize, in 2022, the cost of the share compensation award valued at fair market value at grant date, rather than the fair market value on the final vesting date (i.e., amount that is actually crystallized).

The table also reflects the costs arising from the other adjustments related to the proposed simplification of the Company’s strategic management structure, which has been implemented on an ongoing basis since its announcement on June 15, 2022.

The proposed rectification and ratification of the global compensation submitted for the shareholders’ approval marks the end of one phase of the Company, and the beginning of a new phase, with a more simplified, decentralized, and lower cost administrative and governance structure, which is reflected in the amount of the proposed global management compensation for the period May 2023 to April 2024, contained in the management proposal for the Annual General Meeting.

2)	Compensation differences between Reference Form and Financial Statements:

It is important to mention that the compensation information contained in this item 8 of the Reference Form differs from the rubric Key Management Personnel Compensation as disclosed in the Company’s Financial Statements. The latter is reported in accordance with the standards of the Brazilian Accounting Standards Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), whereas the Reference Form is prepared pursuant to CVM rules, which requires the disclosure of compensation solely for the Board of Directors, Statutory Officers and the Fiscal Council (when installed).

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 26, 2022

EXHIBIT IV

Proposal for Amendment to the Bylaws and Comparative Chart

BYLAWS OF

NATURA &CO HOLDING S.A.

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and fiscal council members, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Statutory Office.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long- term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 – The Company’s share capital, fully subscribed and paid up, is twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos (BRL 12,697,194,064.43), divided into one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

CHAPTER III

GENERAL MEETING AND MANAGEMENT OF THE COMPANY

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.

Article 11 - The General Meeting shall be chaired by any of the Co-Chairmen of the Board of Directors or, in their absence or impediment, by the Corporate Governance Officer. In the absence or impediment of all the Co-Chairmen and the Corporate Governance Officer, the General Meeting shall be presided over by whomever is indicated thereby. The chairman of the General Meeting shall choose up to two (2) of those present as secretaries, to help conduct the work.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)  elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)  set the global compensation of the members of the Board of Directors and of the Statutory Office, as well as that of the members of the Fiscal Council, if convened;

(iii) approve any splitting or grouping of shares;

(iv) approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)  resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi) elect the liquidator, as well as the Fiscal Committee that will operate during the winding- up period; and

(vii)  resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be considered.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the Statutory Office.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual will be subject to the commitment clause referred to in article 34 of these Bylaws, drafted in a proper book, and signed by the manager who was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Chairman of the Board of Directors presiding the meeting shall have the casting vote to tie-break the resolution.

Paragraph 2 - The calls for the meetings of the management bodies shall be made at least seventy- two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.

Paragraph 3 - Irrespective of the formalities set forth herein, prior call shall be waived and the meeting shall be deemed regular when all its members are present, and for this purpose, votes in writing shall be admitted.

Paragraph 4 - The meetings of the management bodies may be held partially or exclusively digitally, by video-conference, audio-conference or by any other means of communication that allows: (i) the registration of attendance and respective votes; (ii) simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with recording by the Company being allowed.

Paragraph 5 - Members who attend the meetings by conference call, video conference, phone conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors shall be mostly comprised of external members. At least one- third (1/3) of the members of the Board of Directors shall be independent directors, as defined in the Novo Mercado Rules, and the qualification of the individuals appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them; provided that, if there is a controlling shareholder, a director elected under the option set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76 shall also be deemed an independent directors. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of board members, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The member of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1)  separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen of the Board of Directors, who will be elected by the majority vote of its members, at the first Board of Directors’ meeting held immediately after they take office, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Chief Executive Officer cannot be held by the same person.

Paragraph 2 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph 3 - In addition to their legal duties, the elected Co-Chairmen shall have the following duties:

a)  to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Chief Executive Officer;

b)  to review and propose the compensation of the members of the Board of Directors and the Chief Executive Officer;

c)  to organize and coordinate the agendas of the Company’s Board of Directors’ meetings, the calendars of meetings and General Meetings of the Company, calling and chairing meetings of the Company’s Board of Directors, ensuring that directors receive adequate information for each meeting, as well as ensuring the proper functioning of the body; and

d)  to set forth and monitor the evaluation process of the Chief Executive Officer and the members of the Board of Directors, individually, and of the Board of Directors itself, as well as of its committees, as collegiate bodies, and of the governance secretariat;

Paragraph 4 – In the event of vacancy in the position of member of the Board of Directors, a substitute may be appointed by the remaining members, who will hold office on an interim basis until the date of the next General Meeting, which will elect a new member (who may be the member temporarily elected by the Board of Directors), who will hold office for the remaining period until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Paragraph 5 – In the event of temporary absence of any member of the Board of Directors, he/she may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of each meeting’s agenda. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 19 – The Board of Directors shall meet, ordinarily, six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of Article 18 or by the majority of its members.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(i)  exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Statutory Office;

(ii) establish the general orientation of the Company’s businesses;

(iii) elect and dismiss the Officers of the Company;

(iv)  attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)  resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)  supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii) analyze the quarterly results of the operations of the Company;

(viii) choose and remove independent auditors;

(ix) call the independent auditors to provide the clarifications it deems necessary;

(x)  evaluate the Management Report and the accounts of the Statutory Office, and resolve on their submission to the General Meeting;

(xi) approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

(xii)  approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii) determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv) previously issue statements on any subject to be submitted to the General Meeting;

(xv)  authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)  resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)  resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)  grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)  establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx) resolve on the issuance of debentures;

(xxi) authorize the Company to post bond with respect to third-party obligations, except in case of wholly owned subsidiaries of the Company;

(xxii)  approve the Statutory Officers’ authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the Statutory Office;

(xxiii) approve hiring of a trustee institution to provide bookkeeping services;

(xxiv)  provide, in compliance with the rules of these Bylaws and applicable legislation, for the order of its work and adopt or issue rules for its operation;

(xxv)  pronounce itself for or against any public offer of shares contemplating shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including concerning the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission - CVM;

(xxvi)  decide on (i) the declaration of interim dividends, pursuant to Article 29, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on shareholders’ equity during the year to the shareholders, pursuant to the applicable law;

(xxvii)  define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii)  provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

(xxix)  annually assess and disclose a list of the independent members of the Board of Directors, as well as disclose and justify any circumstances that may compromise their independence; and

(xxx)  resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III

Statutory Office

Article 21 – The Statutory Office, whose members may be elected and removed at any time by the Board of Directors, shall be comprised of at least two (2) and up to eight (8) members, one (1) of them being the Chief Executive Officer, one (1) being the Financial Officer, one (1) being the Legal and Compliance Officer, one (1) being the Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and up to two (2) Executive Officers, for a term of three (3) years, re-election being permitted, and the positions of Investor Relations Officer shall mandatorily be taken.

Paragraph 1 - The election of the Statutory Office shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 – The Statutory Officers shall be replaced, in cases of temporary absence or impairment, with another Officer chosen by the Chief Executive Officer. In case of vacancy, he/she shall be an interim substitute, until the Board of Directors elects a permanent replacement for the remainder of the term.

Paragraph 3 – The Statutory Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Statutory Office has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)  complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)  preparing and submitting to the Board of Directors, each year, the strategic plan, the annual revisions thereof and the overall budget of the Company, arranging for the respective executions;

(iii)  resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)  deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)  annually submit, for the appraisal of the Board of Directors, the Management Report and the accounts of the Statutory Office, together with the report of the independent auditors, and the proposal to allocate the profits of the previous year; and

(vi)  submitting, on a quarterly basis, to the Board of Directors the interim financial statements of the Company and its subsidiaries.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Executive Officer:

(i)  to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Executive Board itself;

(ii)  to convene and chair the meetings of the Executive Board, establishing the agenda and directing the respective work;

(iii)  to make recommendations to the Board of Directors and the Statutory Office regarding the management of the Company as a whole and of the Group’s Business Units;

(iv)  to supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

(v) other duties that may be assigned thereto from time to time by the Board of Directors.

Paragraph 2 - It is incumbent upon the Financial Officer:

(i)  to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(ii)  to prepare financial statements, manage the accounts and finances of the Company in compliance with the legal determinations in effect;

(iii) to guide the Company in decision-making that involve risks of a financial nature;

(iv)  to prepare financial reports and provide information related to his area of authority to the Company’s bodies;

(v) to plan and execute management policies within his or her scope; and

(vi) other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 3 - It is incumbent upon the Legal and Compliance Officer:

(i) to advise and assist the Company on legal issues;

(ii) to defend the Company’s interests before third parties;

(iii) to develop and coordinate the Company’s compliance program; and

(iv) other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 4 - It is incumbent upon the Chief Executive Officer for Latin America:

(i) evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(ii) other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(i)  to organize and act as secretary regarding the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(ii)  to organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(iii)  to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(iv)  to establish the best dialogue between the Board of Directors and the Group’s executive areas;

(v) to prepare the annual calendar of activities of the Board of Directors and the Annual Shareholders’ Meeting;

(vi) to guide the governance agents on their rights and obligations; and

(vii) other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(i) to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(ii)  to provide information to the investors, the Brazilian Securities and Exchange Commission – CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable Brazilian and foreign laws;

(iii)  to keep the registration of the Company as a listed corporation updated with the Brazilian Securities and Exchange Commission – CVM; and

(iv) other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 7 - It is incumbent upon the Statutory Officers, in addition to other duties set forth by the Board of Directors:

(i) to foster the development of activities of the Company, pursuant to its corporate purpose;

(ii) to coordinate the activities of the Company and controlled companies thereof;

(iii) to manage the budget of the areas of the Company under his/her responsibility, including management and expenses control;

(iv) to coordinate the actions of their area and specific attributions with those of other officers;

(v)  to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image; and

(vi)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) proxy in the following cases:

(i)  if the action to be taken requires a single representative, it shall be represented by any Officer or attorney-in-fact with special powers;

(ii)  with respect to receiving and giving release for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(iii)  in the case the Investor Relations Officer represents the Company before Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Statutory Office or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(i) all powers of attorney shall be granted jointly by any two (2) Officers;

(ii)  if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(iii)  unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV

Audit, Risk Management and Finance Committee

Article 25 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)  at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)  at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)  at least one (1) of them shall not be a member of the Board of Directors of the Company; and

(iv)  one (1) of the members may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 - The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article 26 - The Audit Committee shall:

(i)  issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)  approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)  assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)  assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)  assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)  assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)  have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information; and

(viii) other duties set forth in the Internal Rules of the Audit Committee.

SECTION III

FISCAL COUNCIL

Article 27 - The Company’s Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 34 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 28 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Statutory Office shall prepare, pursuant to the applicable legal principles, the following financial statements:

(i)	balance sheet;

(ii)	statement of results of the fiscal year;

(iii)	comprehensive income statements;

(iv)	statements of changes in net equity;

(v)	cash flow statements;

(vi)	added value statements; and

(vii)	explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 29 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)  the addition of the amounts resulting from the reversal of reserves for previously created contingencies in the year;

(ii)  the decrease of the amounts allocated, in the year, for the creation of the legal reserve and contingency reserves; and

(iii)  whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article 30 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 31 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article 32 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission - CVM, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

’OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

’Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Consolidated Average EBITDA of the Company (as defined in paragraph 11 below) deducted from the Company’s consolidated net indebtedness, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any requests or requirements related to the OPA made by the Brazilian Securities and Exchange Commission - CVM, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission - CVM, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of Article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 32.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in Articles 31 and 33 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligations set forth in this Article.

Paragraph 9 - The provisions of this Article 32 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole primary issue approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For the purposes of calculating the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person.

(i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except those (i) held, directly or indirectly, by the Controlling Shareholder and/or persons related to it; (ii) in the Company’s treasury; (iii)  held by a company controlled by the Company; and (iv) owned, directly or indirectly, by the Company’s managers.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 - If the regulations of the Brazilian Securities and Exchange Commission - CVM applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission - CVM shall prevail in the consummation of the OPA set forth in this Article.

Article 33 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 34 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

COMPANY’S LIQUIDATION

Article 35 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 36 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) acts performed outside of the exercise of his or her duties or powers; (ii) acts with bad faith, willful misconduct, gross negligence or fraud; (iii) acts practiced in their own interest or in the interest of third parties, to the detriment of the Company’s corporate interest; (iv) indemnifications arising from social actions set out in article 159 of Law No. 6,404/76 or reimbursement for losses set out in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnity set forth in the indemnity agreement entered into with the Beneficiary.

Paragraph 2 - If sentenced, by a court, arbitral or administrative decision made final and unappealable, by virtue of acts performed (i) outside of the exercise of his or her duties; (ii) in bad faith, willful misconduct, gross negligence or fraud; or (iii) to his or her own benefit or that of third parties, to the detriment of the Company’s corporate interests, the Beneficiary shall reimburse the Company for all costs and expenses incurred with legal counsel, on the terms of the legislation in force.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 37 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 38 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 39 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 40 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being their own shareholders, their descendants, partners, heirs or legatees.

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Proposed Bylaws of Natura &Co highlighting the amendments

BYLAWS OF

NATURA &CO HOLDING S.A.

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and fiscal council members, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Statutory Office.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 -– The Company’s share capital ~~stock~~, fully subscribed and paid up, is twelve billion, six hundred and ninety-~~five~~seven million, ~~six~~one hundred and ninety-four thousand, ~~ninety- three~~sixty-four reais and ~~eighty cents (R$12,695,694,093.80~~forty-three centavos (BRL 12,697,194,064.43), divided into one billion, three hundred and ~~seventy-nine~~eighty-three million, ~~seven~~one hundred ~~and thirty-seven thousand~~ and fifty-two thousand, five

~~(1,379,737,055~~hundred and seventy (1,383,152,570) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission ~~(“~~– CVM~~”)~~.

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

CHAPTER III

GENERAL MEETING AND MANAGEMENT OF THE COMPANY

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.

- The General Meeting ~~may~~shall be ~~held and presided over~~chaired by any of the Co- ~~chairmen~~Chairmen of the Board of Directors or, ~~if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by~~in their absence or impediment, by the Corporate Governance Officer. In the absence or impediment of all the Co-Chairmen and the Corporate Governance Officer ~~of~~, the ~~Company, or anyone appointed by either of them~~General Meeting shall be presided over by whomever is indicated thereby. The ~~Chairman~~chairman of the General Meeting ~~may appoint~~shall choose up to two (2) of those present as secretaries, to help conduct the work.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)  elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)  set the global compensation of the members of the Board of Directors and of the Statutory Office, as well as that of the members of the Fiscal Council, if convened;

(iii) approve any splitting or grouping of shares;

(iv)  approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v) resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi)  elect the liquidator, as well as the ~~Fiscal~~ Council ~~that~~ shall ~~operate~~ during the winding-up period; and

(vii) resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be considered.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the ~~Board of Officers~~Statutory Office.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual ~~shall~~will be subject to the commitment clause referred to in ~~Article 36~~article 34 of these Bylaws, drafted in a proper book, and signed by the manager ~~that~~who was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the ~~Co-~~Chairman of the Board of Directors presiding the meeting shall have the casting vote ~~regarding~~to tie-break the resolution.

~~Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only~~Paragraph 2 - The calls for the meetings of the management bodies shall be made at least seventy-two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.

Paragraph 3 - Irrespective of the formalities set forth herein, prior call shall be waived ~~if~~and the meeting shall be deemed regular when all its members ~~thereof attend such meeting~~are present, and for ~~such~~this purpose, ~~the~~ votes ~~cast~~ in writing shall be ~~accepted~~admitted.

Paragraph ~~3~~4 - The meetings of the management bodies may be held ~~exceptionally by conference call,~~partially or exclusively digitally, by video -conference, ~~email~~audio- conference or by any other means of communication that allows ~~for~~: (i) the ~~identification of the members and~~registration of attendance and respective votes; (ii) simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with ~~all other persons attending the meeting~~recording by the Company being allowed.

Paragraph ~~4~~5 - Members who attend the meetings by conference call, video conference, phone conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors shall be composed of at least ~~nine~~seven (~~9~~7) and at most ~~thirteen~~nine (~~13~~9) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors ~~will~~shall be mostly comprised of external members. ~~Among~~At least one-third (1/3) of the members of the Board of Directors~~, at least, one third (1/3)~~ shall be independent directors, ~~according to the definition of~~as defined in the Novo Mercado Rules, and the ~~determination~~qualification of the individuals appointed to the board of directors as independent directors ~~is to~~shall be resolved at the general meeting that elects them,; provided that ~~the directors~~, if there is a controlling shareholder, a director elected ~~through~~under the option ~~provided for~~set forth in article 141, paragraphs 4 and 5, of Law No. 6,404/76~~, will~~ shall also be deemed ~~as~~an independent directors ~~in the event the Company has a controlling shareholder~~. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of ~~directors~~board members, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The ~~members~~member of the Board of Directors must have an unblemished reputation. ~~Those~~Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or~~(ii)~~ (ii) have or represent ~~conflicting~~ interests that conflict with those of the Company ~~may not be elected, except as otherwise approved by the General Meeting~~.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one~~(1)~~ (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen~~, as well as one Executive Chairman~~ of the Board of Directors ~~and one Main Executive of the Group~~, who

~~shall~~will be elected by the majority vote of its members, at the first ~~meeting of the~~ Board of Directors’ meeting held immediately after ~~the investiture of such members~~they take office, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and ~~Group’s Main~~Chief Executive Officer cannot be held by the same person.

~~Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group’s Main Executive can be held by the same person.~~

~~Paragraph 3~~Paragraph 2 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph ~~4~~3 - In addition to their legal ~~attributions~~duties, the elected Co-Chairmen shall have the following ~~attributions~~duties:

a)   ~~(a)~~to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the ~~Group’s Main~~Chief Executive;

~~(b)~~	~~to foster the vision of the Company in accordance with its values, identity and origin;~~

~~(c)~~	~~to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;~~

~~(d)~~	~~to keep and promote the relationship with the shareholders of the Company;~~

~~(e)  to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties~~ Officer;

b)  ~~(f)~~ to review and propose the ~~compensations for the Executive Chairman~~compensation of the members of the Board of Directors and the ~~Group’s Main~~Chief Executive. Officer;

c)  ~~(g)with the support of the Executive Chairman of the Board of Directors and the committees,~~ to organize and coordinate the ~~meeting~~ agendas of the Company’s Board of Directors’ meetings, the ~~meeting~~ calendars of meetings and General Meetings of the Company, ~~call~~calling and ~~preside over~~chairing meetings of the Company’s Board of Directors, ~~ensure~~ensuring that ~~the~~ directors receive ~~the appropriate~~adequate information for each meeting, as well as ~~ensure~~ensuring the proper functioning of the body; and

d)  ~~(h)~~to set forth and monitor the ~~process for~~ evaluation process of the Chief Executive ~~Chairman of the Board of Directors~~Officer and the ~~Group’s Main Executive, of other~~ members of the ~~Company’s~~ Board of Directors, individually, and of the Board of Directors itself, as well as of its committees, as ~~full boards~~collegiate bodies, and ~~the governance office;~~

~~(i)~~	~~to coordinate the preparation and updating of the plan for succession of the Group’s Main Executive; and~~

~~(j)~~	~~at least one of them shall participate and preside over the Corporate Governance Committee.~~

~~Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:~~

~~(a)~~	~~to monitor the execution of the activities related to the general planning and execution of~~ the Group’s long and short-term strategies, in accordance with the purposes and ~~interests of the group, set by the Company’s shareholders and Board of Directors;~~

~~(b)  to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Board of Officers and the shareholders of the Company~~of the governance secretariat;

~~(c)~~	~~to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;~~

~~(d)~~	~~to support the Co-Chairmen of the Board of Directors in the organization and coordination~~ of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s Board of Directors, and ensure that the directors receive the appropriate information ~~for each meeting, and ensure the proper functioning of the body; and~~

~~(e)~~	~~to support the Co-Chairmen of the Board of Directors in the process for evaluation of the~~ members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

~~Paragraph 6 - The Group’s Main Executive shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):~~

~~(a)to preside over the Operational Committee of the Group and coordinate the action of the~~ officers of the Company and its subsidiaries, controlled companies and affiliates, ~~keeping each Business Unit with their own executive committees and offices;~~

~~(b)~~	~~to foster collaboration and synergy between the management of each Business Unit,~~ referring the questions to the Board of Directors of the Company and the respective ~~committees;~~

~~(c)~~	~~to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and~~

~~(d)~~	~~to make recommendations to the Company’s Board of Directors and the Board of Officers~~ regarding the management of the Group, from an outcome point of view, including resource allocations between business units, talent management and cash flow, to

~~ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.~~

~~Paragraph 7 -~~Paragraph 4 – In the event of vacancy in the position of member of the Board of Directors, ~~the~~a substitute ~~will~~may be appointed by the remaining members, ~~and~~who will ~~temporarily exercise the term of~~hold office on an interim basis until the date of the next General Meeting ~~to be held~~, which will ~~appoint~~elect a new member (~~which~~who may be the member temporarily ~~appointed~~elected by the Board of Directors), who will ~~serve~~hold office for the ~~remainder of the term~~remaining period until the end of the unified term ~~of office~~. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

~~Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.~~

~~- Notice to all meetings will be given at least seventy-two (72) hours in advance~~.

~~Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.~~

~~Paragraph 3 -~~

Paragraph 5 – In the event of temporary absence of any member of the Board of Directors, ~~it~~he/she may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of ~~the agenda for~~ each meeting’s agenda. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 19 – The Board of Directors shall meet, ordinarily, six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of Article 18 or by the majority of its members.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or ~~by~~ the Bylaws:

(i)  exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the ~~Board of Officers~~Statutory Office;

(ii) establish the general orientation of the Company’s businesses;

(iii) elect and dismiss the Officers of the Company;

(iv)  attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)  resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)  supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii) analyze the quarterly results of the operations of the Company;

(viii) choose and remove independent auditors;

(ix) call the independent auditors to provide the clarifications it deems necessary;

(x)  evaluate the Management Report and the accounts of the ~~Board of Officers~~Statutory Office, and resolve on their submission to the General Meeting;

(xi)  approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

(xii) approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii) determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv)  previously issue statements on any subject to be submitted to the General Meeting;

(xv)  authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi) resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)  resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)  grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)  establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx) resolve on the issuance of debentures;

(xxi) authorize the Company to post bond with respect to third-party obligations, except in case of wholly- owned subsidiaries of the Company;

(xxii) approve the Statutory Officers~~’~~’ authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the ~~board of officers~~Statutory Office;

(xxiii) approve hiring of a trustee institution to provide bookkeeping services;

(xxiv) provide, in compliance with the rules of these Bylaws and applicable legislation, for the order of its work and adopt or issue rules for its operation;

(xxv)  pronounce itself for or against any public offer of shares contemplating shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public ~~offer~~offering for acquisition of shares regarding the interest of the group of shareholders, including concerning the price and ~~the~~ potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public ~~offer~~offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission - CVM;

(xxvi)  ~~resolve~~ decide on (i) the ~~statement~~declaration of interim dividends, pursuant to Article ~~31~~29, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on shareholders’ equity during the year to the shareholders, pursuant to the applicable law;

(xxvii)  define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii)  provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions ~~ensure~~assure fair and equitable treatment to the Company’s shareholders;

(xxix)  annually assess and ~~annually~~ disclose a list of the independent members of the Board of Directors, as well as ~~indicate~~disclose and justify any circumstances that may compromise their ~~status as independent members~~independence; and

(xxx)  resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III ~~Board of Officers~~

Statutory Office

Article 21~~-~~– The ~~Board of Officers~~Statutory Office, whose members may be elected and removed at any time by the Board of Directors ~~at any time~~, shall be ~~composed~~comprised of at least two (2) and ~~at most nine~~up to eight (~~9~~8) members, ~~namely~~one (1) of them being the Chief Executive Officer, one (1) being the Financial Officer, one (1) being the Legal and Compliance Officer, one ~~Global Operations and Procurement Officer, one~~(1) being the Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and ~~the remaining may be~~up to two (2) Executive Officers, ~~all of whom shall serve~~ for a term of three (3) years, re-election being permitted, and the ~~position~~positions of Investor Relations Officer ~~must~~shall mandatorily be ~~filled~~taken.

Paragraph 1 - The election of the ~~Board of Officers~~Statutory Office shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 ~~- In the case of absence or temporary impediment, the~~ The Statutory Officers ~~will~~shall be replaced ~~by~~, in cases of temporary absence or impairment, with another Officer, chosen by the ~~Group’s Main~~Chief Executive Officer. In case of vacancy, he/she shall be an interim substitute ~~shall be appointed~~, until the Board of Directors elects a permanent replacement ~~to serve~~for the remainder of the term.

Paragraph 3 ~~-~~– The Statutory Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The ~~Board of Officers~~Statutory Office has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)  complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)  ~~prepare~~preparing and ~~submit~~submitting to the ~~Group’s Operational Committee~~Board of Directors, each year, the strategic plan, ~~its~~the annual ~~reviews,~~revisions thereof and the ~~general~~overall budget of the Company, ~~making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws~~arranging for the respective executions;

(iii)  resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)  deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)  ~~submitting, on a yearly basis~~annually submit, for the appraisal of the Board of Directors, the Management Report and the accounts of the ~~Board of Officers~~Statutory Office, together with the report of the independent auditors, and the proposal ~~pertaining~~ to allocate the ~~use of~~ profits ~~ascertained in~~of the previous year~~, to the appraisal of the Board of Directors~~; and

(vi)  submitting, on a quarterly basis, ~~the detailed economic and~~to the Board of Directors the interim financial ~~interim balance sheet~~statements of the Company and ~~controlled companies thereof~~its subsidiaries.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Executive Officer:

(i)  to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Executive Board itself;

(ii)  to convene and chair the meetings of the Executive Board, establishing the agenda and directing the respective work;

(iii)  to make recommendations to the Board of Directors and the Statutory Office regarding the management of the Company as a whole and of the Group’s Business Units;

(iv)  to supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

(v)  other duties that may be assigned thereto from time to time by the Board of Directors.

Paragraph 2 - It is incumbent upon the Financial Officer:

(i)  ~~(a)~~to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(ii)  ~~(b)~~to prepare financial statements, ~~and to~~ manage the ~~accounting activities~~accounts and ~~the treasury~~finances of the Company, in compliance with ~~applicable~~the legal ~~requirements~~determinations in effect;

(iii)  ~~(c)~~to ~~provide guidance to~~guide the Company ~~on any~~in decision-making that ~~involves~~involve risks of a financial ~~risks~~nature;

(iv)  ~~(d)~~to prepare financial reports and provide information ~~on~~related to his ~~or her areas~~area of ~~responsibility~~authority to the ~~bodies of the~~ Company’s bodies;

(v) ~~(e)~~to plan and execute management policies within his or her scope; and

(vi)  ~~(f)~~other duties that may be assigned thereto from time to time by the ~~Group’s Main~~Chief Executive Officer.

Paragraph ~~2~~3 - It is incumbent upon the Legal and Compliance Officer:

(i) ~~(a)~~to advise and assist the Company ~~with respect to~~on legal ~~matters~~issues;

(ii) ~~(b)~~to defend the Company’s interests ~~of the Company~~ before third parties;

(iii)  ~~(c)~~to develop and coordinate the Company’s compliance program ~~of the Company~~; and

(iv)   ~~(d)~~other duties that may be assigned thereto from time to time by the ~~Group’s Main~~Chief Executive~~.~~

~~Paragraph 3 - It is incumbent on the Global Operations and Procurement~~ Officer:

~~(a)~~	~~to prepare the Company’s mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;~~

~~(b)~~	~~to monitor the Company’s short-term commercial performance; and~~

~~(c)~~	~~other duties that, from time to time, are determined by the Group’s Main Executive~~.

Paragraph 4 - It is incumbent ~~on~~upon the Chief Executive Officer for Latin America:

(i)  ~~(a)to~~ evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(ii)   ~~(b)~~other duties that, may be assigned thereto from time to time~~, are determined~~ by the ~~Group’s Main~~Chief Executive Officer.

Paragraph 5 ~~–~~– It is incumbent on the Corporate Governance Officer:

(i)  ~~(a)~~to organize and act as secretary ~~at~~regarding the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of ~~these~~the meetings of these forums;

(ii)  ~~(b)~~to organize the processes for integrating new members of the Board of Directors, boards and committees and new ~~officers~~executives into the Group;

(iii)  ~~(c)~~to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(iv)  ~~(d)~~to establish the best ~~dialog~~dialogue between the Board of Directors and the Group’s executive areas;

(v)  ~~(e)~~to prepare the annual calendar of activities of the Board of Directors and the Annual ~~General~~ Shareholders’’ Meeting;

(vi) ~~(f)~~to guide the governance agents on their rights and obligations; and

(vii)   ~~(g)~~other duties that, may be assigned thereto from time to time~~, are determined~~ by the ~~Group’s Main~~Chief Executive Officer.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(i)  ~~(a)~~to represent the Company before the Brazilian Securities and Exchange Commission ~~–~~– CVM and other control bodies and institutions that act in the capital market;

(ii)  ~~(b)~~to provide information to the investors, the Brazilian Securities and Exchange Commission – CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable Brazilian and foreign laws~~, in Brazil and abroad~~;

(iii)  ~~(c)~~to keep the registration of the Company as a ~~publicly-held company~~listed corporation updated with the Brazilian Securities and Exchange Commission – CVM; and

(iv)  ~~(d)~~other duties that may be assigned thereto from time to time by the ~~Group’s Main~~Chief Executive Officer.

Paragraph 7 - It is incumbent upon the ~~Executive~~Statutory Officers, in addition to other ~~attributions~~duties set forth by the Board of Directors:

(i)  ~~(a)~~to foster the development of ~~the~~ activities of the Company, ~~with due regard~~pursuant to its corporate purpose;

(ii)  ~~(b)~~to coordinate the activities of the Company and controlled companies thereof;

(iii)  ~~(c)~~to ~~conduct~~manage the ~~budgetary management~~budget of the areas of the Company under ~~their supervision~~his/her responsibility, including management and ~~cost~~expenses control;

(iv)  ~~(d)~~to coordinate the actions of ~~his/her~~their area and specific ~~responsibilities~~attributions with ~~that~~those of ~~the~~ other officers; ~~and~~

(v)  ~~(e)~~to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image; and

(vi)  ~~(f)~~other duties that may be assigned thereto from time to time by the ~~Group’s Main~~Chief Executive Officer.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1)  attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) ~~attorney-in- fact~~proxy in the following cases:

(i)  ~~(a)where~~if the ~~act~~action to be ~~performed~~taken requires a single representative, ~~the Company will~~it shall be represented by any Officer or attorney-in-fact with special powers;

(ii)  ~~(b)~~with respect to receiving and giving ~~acquittance~~release for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and

its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(iii)  ~~(c)~~in the case the ~~Company is represented by the~~ Investor Relations Officer represents the Company before Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the ~~Board of Officers~~Statutory Office or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(i) ~~(a)~~all powers of attorney shall be granted jointly by any two (2) Officers;

(ii)  ~~(b)~~if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(iii)  ~~(c)~~unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings ~~or~~and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV ~~Group’s Operational Committee~~

~~Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:~~

~~(a)~~	~~the Group’s Main Executive;~~

~~(b)~~	~~the main executive of each of the Group’s Business Units, as defined by the Board of Directors; and~~

~~(c)~~	~~other directors or executive officers of the Company nominated by the Group’s Main Executive and appointed by the Board of Directors.~~

~~Paragraph 1 - The Group’s Operational Committee will be chaired by the Group’s Main Executive.~~

~~Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.~~

~~Article 26 - It is incumbent upon the Group’s Operational Committee:~~

~~(a)~~	~~to assist the Board of Directors in the definition and implementation of the global strategy~~ and in the development of the Group’s activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of ~~the Board of Directors;~~

~~(b)~~	~~to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;~~

~~(c)~~	~~to review and submit to the Board of Directors the strategic plan, its annual reviews and~~ the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group’s strategic and business plan and ~~supervise its execution;~~

~~(d)~~	~~to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;~~

~~(e)~~	~~to act as a forum for discussion and recommendations on back office structures,~~ procurement, IT platforms, real estate structure, capital and supply chain structure ~~and other topics of interest to the Company; and~~

~~(f)~~	~~to foster the creation of Centers of Excellence among the Business Units.~~

~~Subsection V~~

Audit, Risk Management and Finance Committee

Article ~~27~~25 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)  at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)  at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)  at least one (1) of them shall not be a member of the Board of Directors of the Company; and

(iv) one (1) of the members may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 - The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article ~~28~~26 - The Audit Committee shall:

(i)  issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)  approve, prior to the resolution by the Board of Directors, any audit or extra- audit services provided by the independent auditor;

(iii)  assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)  assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)  assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)  assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)  have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information; and

(viii) other duties set forth in the Internal Rules of the Audit Committee.

SECTION III

FISCAL COUNCIL

Article ~~29~~27 - The Company’’s Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article ~~36~~34 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV DISTRIBUTION OF PROFITS

Article ~~30~~28 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Statutory Office shall prepare, pursuant to the applicable legal principles, the following financial statements:

(i)	~~(a)~~balance sheet;

(ii)	~~(b)~~statement of results of the fiscal year;

(iii)	~~(c)~~comprehensive income statements;

(iv)	~~(d)~~statements of changes in net equity;

(v)	~~(e)~~ cash flow statements;

(vi)	~~(f)~~added valuem statements; and

(vii)	~~(g)~~explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article ~~31~~29 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)  the addition of the amounts resulting from the reversal of reserves for previously created contingencies in the year;

(ii)  the decrease of the amounts allocated, in the year, for the creation of the legal reserve and contingency reserves; and

(iii)  whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time- barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article ~~32~~30 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A

RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article ~~33~~31 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article ~~34~~32 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission - CVM, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value Where:

’OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

’Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Consolidated Average EBITDA of the Company (as defined in paragraph 11 below) deducted from the Company’s consolidated net indebtedness, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any requests or requirements related to the OPA made by the Brazilian Securities and Exchange Commission - CVM, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission - CVM, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of Article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty

(60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article ~~34~~32.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in Articles 31 and 33 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligations set forth in this Article.

Paragraph 9 - The provisions of this Article ~~34~~32 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company,(ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole primary issue approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For the purposes of calculating the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person

(i)	that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except those (i) held, directly or indirectly, by the Controlling Shareholder and/or persons related to it; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) owned, directly or indirectly, by the Company’s managers.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission - CVM applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission - CVM shall prevail in the consummation of the OPA set forth in this Article.

Article ~~35~~33 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article ~~36~~34 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

COMPANY’S LIQUIDATION

Article ~~37 –~~35 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article ~~38~~36 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) acts performed outside of the exercise of his or her duties or powers; (ii) acts with bad faith, willful misconduct, gross negligence or fraud; (iii) acts practiced in their own interest or in the interest of third parties, to the detriment of the Company’s corporate interest; (iv) indemnifications arising from social actions set out in article 159 of Law No. 6,404/76 or reimbursement for losses set out in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnity set forth in the indemnity agreement entered into with the Beneficiary.

Paragraph 2 - If sentenced, by a court, arbitral or administrative decision made final and unappealable, by virtue of acts performed (i) outside of the exercise of his or her duties; (ii)  or that of third parties, to the detriment of the Company’s corporate interests, the Beneficiary shall reimburse the Company for all costs and expenses incurred with legal counsel, on the terms of the legislation in force.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article ~~39 –~~37 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article ~~40 –~~38 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article ~~41~~39 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article ~~42~~40 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being their own shareholders, their descendants, partners, heirs or legatees.

*****

Comparative Chart of the proposed amendments to the Bylaws of Natura &Co

Current wording of the Bylaws	Proposed Amendments to the Bylaws	Justification
Article 5 - The Company’s share capital, fully subscribed and paid up, is twelve billion, six hundred and ninety-five million, six hundred and ninety-four thousand, ninety-three reais and eighty cents (BRL12,695,694,093.80), divided into one billion, three hundred and seventy-nine million, seven hundred and thirty-seven thousand and fifty-five (1,379,737,055) registered common shares, with no par value.

Article 5 – The Company’s capital stock, fully subscribed and paid up, is BRL 12,697,194,064.43 (twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three cents) ~~twelve billion, six hundred and ninety-five million, six hundred and ninety-four thousand, ninety-three reais and eighty centavos (BRL 12,695,694,093.80)~~, divided into one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570) ~~one billion, three hundred and seventy-nine million, seven hundred and thirty-seven thousand and fifty-five (BRL 1,379,737,055)~~

registered common shares, without par value.

The amendment is intended to update the company’s share capital to reflect capital increases already carried out and not reflected in the company’s Bylaws. Such capital increases were authorized by the Company’s Board of Directors in a meeting held on February 6, 2023, within the limit of the authorized capital, in accordance with the provisions of article 6 of the Bylaws.

(no correspondence)	Article 10 – (...) Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.	The purpose of adopting a cut-off date is to organize the participation and voting procedure at general meetings.

Article 11 - The General Meeting may be held and presided over by any of the Co-chairmen of the Board of Directors or, if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by the Corporate Governance Officer of the Company, or anyone appointed by either of them. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 11 - The General Meeting shall be ~~installed and~~ chaired by any of the Co-Chairmen of the Board of Directors or, in their absence or impediment, by the Corporate Governance Officer. ~~Executive Chairman of the Board of Directors or in the.~~ In the absence or impediment of all the Co-chairmen and the ~~of Executive Chairman of Board of Directors, the General Meeting shall be chaired by the Executive Chairman of the Board of Directors by the~~ Corporate Governance Officer ~~of the Company or, in the absence thereof~~, the General Meeting shall be chaired by anyone appointed by either of them . The chairman of the General Meeting ~~may appoint~~ shall choose up to two (2) ~~secretaries~~ of those present as secretaries, to help conduct the work.

The purpose of the amendment is to adapt the rule for chairing general meetings due to the change in the composition and structure of the Board of Directors, in order to exclude the positions of Executive Chairman of the Board of Directors and Group CEO. Thus, the Co-chairmen will take turns chairing the general meetings. In the absence of the Co-chairmen, the Corporate Governance Officer shall chair the general meetings. If both the Co- Chairmen and the Corporate Governance Officer are absent, the general meeting shall be chaired by anyone appointed by either of them.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Co-Chairman of the Board of Directors presiding the meeting shall have the casting vote regarding the resolution.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting ~~of the Board of Directors~~ of the management bodies, the ~~member Co-Chairman of the Board of Directors presiding~~ chairman of the meeting shall have the casting vote regarding the resolution.

The purpose of the amendment is to grant a casting vote to the chairman of the meetings of the management bodies.

(no correspondence)

Article 15 – (...)

Paragraph 2 - The calls for the meetings of the management bodies shall be made at least seventy-two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.

The purpose of the amendment is to relocate the provision on the mandatory minimum notice for calling meetings of the management bodies, which was previously set forth in paragraph 1 of article 19.

Article 15 – (...)

Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Article 15 – (...)

Paragraph ~~2~~3 - Irrespective of the formalities set forth herein, ~~as a condition for being valid,~~ prior call shall be waived and the meeting shall be deemed regular when all its members are present, and for this purpose, votes in writing shall be admitted.

The amendment is intended to adjust the wording of the provision to make it clearer.

Article 15 – (...)

Paragraph 3 - The meetings of the management bodies may be held exceptionally by conference call, video conference, email or any other means of communication that allows for the identification of the members and simultaneous communication with all other persons attending the meeting.

Article 15 – (...)

Paragraph ~~3~~4 - The meetings of the management bodies may be held ~~exceptionally~~ partially or exclusively digitally by ~~conference call,~~ video conference, ~~email~~ audioconference or any other means of communication that allows for ~~the identification of the members and the~~: (i) the registration of attendance and respective votes; (ii) simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of ~~simultaneous~~ communication ~~with everyone else~~between those in attendance ~~at the meeting~~, the Company being allowed to record it.

The amendment is intended to allow the meetings of the Company’s management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions;

Article 15 – (...)

Paragraph 4 - Members who attend the meetings by conference call, video conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Article 15 – (...)

Paragraph ~~4~~5 - Members who attend the meetings by video conference, conference call~~, video conference~~ or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

The amendment is intended to adjust the wording of the provision to make it more clear.

Article 16 - The Board of Directors shall be composed of at least nine (9) and at most thirteen (13) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Article 16 - The Board of Directors shall be composed of at least seven (7) ~~nine (9)~~ and at most nine (9) ~~thirteen (13)~~ members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

The amendment is intended to reduce the number of members comprising the Company’s Board of Directors.

Article 16 – (...)

Paragraph 2 - The member of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.

Article 16 – (...)

Paragraph 2 - The ~~member~~ members of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.

The amendment is intended to adjust the wording of the provision to make it more clear.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, as well as one Executive Chairman of the Board of Directors and one Group CEO, who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Group CEO cannot be held by the same person.

Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group CEO cannot be held by the same person.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, ~~as well as one Executive Chairman of the Board of Directors and one Group CEO,~~ who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after ~~the investiture of~~ such members are vested into office, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and ~~Group CEO~~ Chief Executive Officer cannot be held by the same person.

~~Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group CEO cannot be held by the same person.~~

The purpose of the amendment is to reflect the new management structure of the Board of Directors, in order to exclude the positions of Executive Chairman of the Board of Directors and Group CEO.

In this sense, in compliance with the Brazilian Corporation Law and the best governance practices, the adjustment proposed in paragraph 1 proposes that the positions of Chief Executive Officer and Co-Chairman of the Board of Directors be occupied individually, with no possibility of the same person holding both positions.

Article 18 – (...) Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

Article 18 – (...)

Paragraph ~~4~~3 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(a)  to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the ~~Group CEO~~ Chief Executive Officer;

(b)  ~~to foster the vision of the Company in accordance with its values, identity and origin;~~

(c)  ~~to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;~~

(d)  ~~to keep and promote the relationship with the shareholders of the Company;~~

(e)  ~~to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties; (f)~~ (b) review and propose remuneration ~~Executive Chairman of the Board of Directors and Group CEO~~ of the members of the Board of Directors and the Chief Executive Officer .

~~(g)~~ (c) ~~with the support of the Executive~~

~~Chairman of the Board of Directors and the committees,~~ to organize and coordinate the

The amendment is intended to reflect the Company’s new management structure.

meeting agendas of the Company’s Board of Directors, the meeting calendars and General Meetings of the Company, call and preside over meetings of the Company’s Board of Directors, ensure that the directors receive the appropriate information for each meeting, as well as ensure the proper functioning of the body; and

~~(h) (d)~~ to set forth and monitor the process for evaluation of the ~~Executive Chairman of the Board of Directors and the Group CEO~~ Chief Executive Officer and of ~~other~~ members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office;

~~(i) to coordinate the preparation and updating of the plan for succession of the Group CEO; and~~

~~(j) at least one of them shall be a member~~

~~of and chair over the Corporate Governance Committee.~~

Article 18 – (...)	Article 18 – (...)
Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:	~~Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:~~

(a)  to monitor the performance of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;

(b)  to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Statutory Office and the shareholders of the Company;

~~(a)  to monitor the performance of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;~~

~~(b)  to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Statutory oOffice and the shareholders of the Company;~~

The purpose of the amendment is to change the composition and structure of the Board of Directors, in order to exclude the positions of Executive Chairman of the Board of Directors and Group CEO.
(c) to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;	~~(c) to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;~~

(d) to support of the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s

~~(d) to support of the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General~~

~~Meetings, call the meetings of the Company’s~~

Board of Directors, ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and

(e) to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

~~Board of Directors, ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and~~

~~(e) to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.~~

Article 18 – (...)	Article 18 – (...)
Paragraph 6 - The Group’s Main Executive shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):	~~Paragraph 6 - The Group’s Main Executive shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):~~

(a)  to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;

(b)  to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;

~~(a)  to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;~~

~~(b)  to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;~~

The purpose of the amendment is to change the composition and structure of the Board of Directors, in order to exclude the positions of Executive Chairman of the Board of Directors and Group CEO.
(c) to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and	~~(c) to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and~~
(d) to make recommendations to the Company’s Board of Directors and the Statutory Office regarding the management of the Group, from an outcome point of view,	~~(d) to make recommendations to the Company’s Board of Directors and the Statutory Office regarding the management of the Group, from an outcome point of view,~~

including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.	~~including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.~~

Article 18 – (...)

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting to be held, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 18 – (...)

Paragraph ~~7~~4 - In the event of vacancy in ~~the~~ position of member of the Board of Directors, ~~the~~ a substitute ~~will~~ may be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting ~~to be held~~, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

The amendment is intended to adjust the wording of the provision to make it more clear.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co- Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.

Paragraph 1 - The meetings’ call notices shall be sent at least seventy-two (72) hours in advance.

Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Article 19 – The Board of Directors shall meet, ordinarily, ~~four (4)~~ six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed under the terms of Paragraph ~~3~~2 of Article 18 or by the majority of its members.

~~Paragraph 1 - The meetings’ call notices shall be sent at least seventy-two (72) hours in advance.~~

~~Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all~~

~~attending directors.~~

The amendment aims to align the Company’s practices with item 2.9.1 of the Brazilian Corporate Governance Code.

Article 19 – (...)	Article 18 – (...)
Paragraph 3 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.	Paragraph ~~3~~5 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.	The amendment aims to reallocate Paragraph 3 of the former article 19 as Paragraph 5 of the current article 18 to better organize the information provided.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(xi)  approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation;

(xii)  approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(xi)  approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

(xii)  approve the creation and dissolution of a subsidiary and the Company’s direct or indirect interest held in the corporate capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

The amendment is intended to adjust the wording of the provision to make it more clear.

Article 20 – (...)

(xxi)  authorize the Company to post bond with respect to third-party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)  approve the Statutory Officers’ authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of Property, Plant & Equipment and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the executive office;

Article 20 – (...)

(xxi)  authorize the Company to post bond with respect to third-party obligations, except ~~in case~~ in favor or to the benefit of wholly-owned subsidiaries of the Company;

(xxii)  approve the Statutory Officers’ authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of Property, Plant & Equipment and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, ~~promissory notes~~and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the ~~executive office~~ Executive Office;

The amendment is intended to adjust the wording of the provision to make it clearer.

Article 20 – (...)

(xxviii) provide statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

Article 20 – (...)

(xxviii) provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control of the Company, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

The amendment is intended to adjust the wording of the provision to make its understanding clearer.
Article 21 - The Statutory Office, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most nine (9) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Operations and Procurement Officer, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining members may be Executive Officers, all of whom shall serve for a term of three (3) years, reelection being permitted, provided that the position of Investor Relations Officer must be filled.	Article 21 – The Statutory Office, whose members shall be elected and may be removed at any time by the Board of Directors, shall be formed by at least two (2) members and ~~nine (9)~~eight (8) members at the most, of which one (1) is the Chief Executive Officer, one (1) is the Financial Officer, one (1) is the Legal and Compliance Officer, ~~one is the Global Operations and Procurement Officer~~, one (1) is the Executive Officer for Latin America, one (1) is the Corporate Governance Officer, one (1) is the Investor Relations Officer and up to two (2) ~~the others are~~ Executive Officers, with a term of office of three (3) years, reelection being permitted, with the position of Investor Relations Officer being of mandatory fulfillment.

The amendment aims to (i) establish the Chief Executive Officer position; (ii) exclude the Global Operations and Procurement Officer position; and (iii) reduce the number of members of the executive office.

Article 21 – (...)

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the Group CEO. In case of vacancy, an interim substitute shall be appointed, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Article 21 – (...)

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the ~~Group CEO~~Chief Executive Officer. In case of vacancy, he/she shall ~~appoint an~~ act as interim substitute, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

The purpose of the amendment is to change the composition and structure of the Board of Directors, in order to exclude the positions of Executive Chairman of the Board of Directors and Group CEO.

Article 22 - The Executive Office has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(ii) preparing and submitting to the Group’s Operational Committee, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws;

Article 22 - The Executive Office has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(ii) preparing and submitting to the ~~Group’s Operational Committee~~Board of Directors, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed~~, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws~~;

The amendment aims to reallocate the duty of evaluating the strategic plan to the Board of Directors, in view of the extinction of the Group’s Operational Committee.

Article 22 – (...) (vi) submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 22 – (...)

(vi) submitting, on a quarterly basis, ~~the detailed economic and financial interim balance sheet~~the interim financial statements of the Company and controlled companies thereof to the Board of Directors.

The amendment is intended to adjust the wording of the provision to make its understanding clearer.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties: (no correspondence)

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Executive Officer:

(i)  to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Executive Office itself;

(ii)  to convene and chair the meetings of the Executive Office, establishing the agenda and directing the respective work;

(iii)  to make recommendations to the Board of Directors and the Statutory Office regarding the management of the Company as a whole and of the Group’s Business Units;

(iv)  to supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

(v)  other duties that may be assigned thereto from time to time by the Board of Directors.

The amendment aims to include the duties of Chief Executive Officer position.

Article 23 – (...)

Paragraph 1 - It is incumbent upon the Financial Officer:

(d)  to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

(e)  to plan and carry out management policies for his/her areas of responsibility; and

(f)  to fulfill other duties that may be assigned thereto from time to time by the Group CEO.

Article 23 – (...)

Paragraph ~~1~~2 - It is incumbent upon the Financial Officer:

~~(d)~~(iv) to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

~~(e)~~(v) to plan and carry out management policies for his/her areas of responsibility; and

~~(f)~~(vi) to fulfill other duties that may be assigned thereto from time to time by the ~~Group CEO~~Chief Executive Officer.

The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.
Article 23 – (...) Paragraph 2 - It is incumbent upon the Legal and Compliance Officer: (d) other duties that are determined, from time to time, by the Group’s Chief Officer.

Article 23 – (...)

Paragraph ~~2~~3 - It is incumbent upon the Legal and Compliance Officer:

~~(d)~~(iv) to fulfill other duties that are determined, from time to time, by the ~~Group CEO~~Chief Executive Officer.

The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.

Article 23 – (...)

Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:

(a)  to prepare the Company’s mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;

(b)  to monitor the Company’s short-term commercial performance; and

(c)  to fulfill other duties that are determined, from time to time, by the Group CEO.

Article 23 – (...)

~~Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:~~

~~(a)  to prepare the Company’s mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;~~

~~(b)  to monitor the Company’s short-term commercial performance; and~~

~~(c)  to fulfill other duties that are determined, from time to time, by the Group CEO.~~

The amendment aims to reflect the extinction of the Global Operations and Procurement Officer.

Article 23 – (...)

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

(a)  to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b)  other duties that are determined, from time to time, by the Group CEO.

Article 23 – (...)

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

~~(a)~~  (i) to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

~~(b)~~  (ii) other duties that are determined, from time to time, by the Chief Executive Officer~~Group CEO~~.

The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.
Article 23 – (...) Paragraph 5 – It is incumbent on the Corporate Governance Officer: (g) other duties that are determined, from time to time, by the Group CEO.	Article 23 – (...) Paragraph 5 – It is incumbent on the Corporate Governance Officer: (vii)~~(g)~~ other duties that are determined, from time to time, by the ~~Group CEO~~Chief Executive Officer.	The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.

Article 23 – (...) Paragraph 6 - It is incumbent upon the Investor Relations Officer: (d) other duties that are determined, from time to time, by the Group CEO.	Article 23 – (...) Paragraph 6 - It is incumbent upon the Investor Relations Officer: (iv)~~(d)~~ other duties that are determined, from time to time, by the ~~Group CEO~~Chief Executive Officer.	The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.

Article 23 – (...)

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other duties set forth by the Board of Directors:

(f)  other duties that are determined, from time to time, by the Group CEO.

Article 23 – (...)

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other duties set forth by the Board of Directors:

(vi)~~(f)~~ other duties that are determined, from time to time, by the ~~Group CEO~~Chief Executive Officer.

The amendment aims to reflect the extinction of the Group CEO position and the creation of the Chief Executive Officer position.

Article 24 – (...)

Paragraph 4 - When appointing attorneys- in-fact, the following rules shall be complied with:

(c) unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Corporation shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

Article 24 – (...)

Paragraph 4 - When appointing attorneys- in-fact, the following rules shall be complied with:

(iii)~~(c)~~ unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the ~~Corporation~~ Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

The amendment is intended to adjust the wording of the provision for standardization purposes.

Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a)  the Chief Officer of the Group;

(b)  the Group CEO of each of the Group’s Business Units, as defined by the Board of Directors; and

(c)  other officers or executives of the Company nominated by the Group CEO and appointed by the Board of Directors.

Paragraph 1 - The Group’s Operational Committee will be chaired by the Group CEO.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.

~~Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:~~

~~(a)  the Group CEO;~~

~~(b)  the Group CEO of each of the Group’s Business Units, as defined by the Board of Directors; and~~

~~(c)  other officers or executives of the Company nominated by the Group CEO and appointed by the Board of Directors.~~

~~Paragraph 1 - The Group’s Operational Committee will be chaired by the Group CEO.~~

~~Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.~~

The amendment intends to extinguish the Group’s Operational Committee.

Article 26 - It is incumbent upon the Group’s Operational Committee:

(a)  to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group’s activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions made within the scope of the Board of Directors;

(b)  to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c)  to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group’s strategic and business plan and supervise its execution;

(d)  to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

~~Article 26 - It is incumbent upon the Group’s Operational Committee:~~

~~(a)  to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group’s activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions made within the scope of the Board of Directors;~~

~~(b)  to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;~~

~~(c)  to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group’s strategic and business plan and supervise its execution;~~

~~(d)  to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;~~

The amendment intends to extinguish the Group’s Operational Committee.

(e)  to act as a forum for discussion and recommendations on structures for back office, procurement, IT platforms, real estate, capital and supply chain, and other topics of interest to the Company; and

(f)  to foster the creation of Centers of Excellence among the Business Units.

~~(e)  to act as a forum for discussion and recommendations on structures for back office, procurement, IT platforms, real estate, capital and supply chain, and other topics of interest to the Company; and~~

~~(f)  to foster the creation of Centers of Excellence among the Business Units.~~

 Item 4

Handbook for Participation

in the Annual and Extraordinary

General Meeting

Date: April 26, 2023

Time: 8:00 a.m.

Location: exclusively digital meeting

1. Invitation	3

2. Procedures and Terms	4

2.1. Digitally Present Shareholder - Mandatory Prior Registration	4

2.2. Shareholders Represented by Proxy	5

2.3. Instructions for Using and Accessing the Digital Platform for Participation in Digital Mode	7

2.4. Participation through Remote Voting Ballot:

2.4.1. Exercise of remote voting right by means of the Ballot in digital format	8

2.4.2. Exercise of remote voting right by means of the Ballot sent directly to the Company on hard copy	9

2.5. Conflict of Interests	10

3. Call Notice of the Annual and Extraordinary General Meetings	11

4. Information on the Matters Subject to Resolution	15

1. INVITATION

São Paulo, March 24, 2023.

Dear Shareholder,

Natura &Co Holding S.A. (“Company” or “Natura & Co”) invites you to participate in the Annual and Extraordinary Shareholders' Meetings to be held jointly at 8:00 a.m. on April 26, 2023 ("AEGM” or “General Meetings”), digitally only, in order to resolve on the matters contained in the call notice (“Call Notice”), as per item 3 of this Handbook for Participation in General Meetings (“Handbook”).

Participation of shareholders in the General Meetings is of great importance. Pursuant to applicable regulations, the Company made available, through the worldwide web, the information and documents set out in Law No. 6,404, of December 15, 1976 (“Corporations Law”) and the Brazilian Securities and Exchange Commission (“CVM”) Rule No. 81, of March 29, 2022 (“CVM Rule No. 81”).

Please feel free to examine the Management Proposal and other documents related to the AEGM on Natura &Co Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br), on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

The AEGM will be held exclusively digitally, with participation through the Chorus Call electronic system, without the possibility of physical participation. In addition, shareholders can participate by sending the remote voting ballot, as instructed in this Handbook.

Natura &Co’s Investor Relations Board of Officers is available to shareholders to provide clarification through the following channels:

https://ri.naturaeco.com/

ri@natura.net

Guilherme Strano Castellan

Chief Financial Officer and Investor Relations Officer

2. PROCEDURES AND TERMS

For the instatement of the Annual General Meeting, upon first call, the presence of Shareholders of at least one-quarter (1/4) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 125 of the Corporations Law.

For the instatement of the Extraordinary General Meeting to resolve on items 1 to 4 of the agenda, upon first call, the presence of shareholders representing at least one-quarter (1/4) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 125 of the Corporations Law.

For the instatement of the Extraordinary General Meeting to resolve on items 5 to 11 of the agenda, upon first call, the presence of shareholders holding at least two thirds (2/3) of the registered common shares without par value issued by the Company shall be necessary, pursuant to article 135 of the Corporations Law. If this quorum is not obtained, but the presence of shareholders representing at least one quarter (1/4) of the common shares is registered, the Extraordinary General Meeting shall be instated to resolve on the items of the agenda, which does not require a qualified quorum.

If the quorum applicable to a given matter is not reached, the Company will call a new meeting to resolve on such matter, and the meeting may, on second call, be held with any number of shareholders present.

Shareholders, or their duly appointed attorneys, must participate exclusively digitally, through the company's Chorus Call electronic system, without the possibility of physical attendance. Shareholders may also cast their votes by sending the remote voting ballot (“Ballot”), as provided for in CVM Rule No. 81.

2.1. Digitally Present Shareholder - Mandatory Prior Registration

The AEGM shall be held exclusively digitally, through the Chorus

Call electronic system, without the possibility of physical attendance.

Pursuant to Article 28-C, paragraph 2 of CVM Resolution No. 81, shareholders will have the option of (i) simply participating in the Meetings, whether or not they have sent the remote voting ballot; or (ii) participating and voting at the Meetings, observing that, with regard to the shareholder that have already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Ballot shall be disregarded.

The Company shall begin the registration of shareholders to attend the General Meetings soon after publication of the Call Notice.

To participate in the General Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "Participação AGOE 2023”), together with sending the shareholder’s contact email and telephone number and the necessary documentation, in the same e-mail, as indicated below. The request for registration to participate in digital form in the General Meetings must be received by the Company no later than April 24, 2023. The required documentation is as follows:

(i) individual shareholders:

(a) identification of the shareholder with photo. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(ii) legal entity shareholders:

(a) last consolidation of the bylaws or articles of association;

(b) documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

(c) identification document with photograph of the legal representative(s) or Proxy;

(iii) shareholders who are investment funds:

(a) latest restated rules of the fund;

(b) bylaws or articles of association of its manager;

(c) documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and

(d) identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

Shareholders who do not send the necessary information by email under the terms of this Handbook by April 24, 2023 shall not be able to participate in the AEGM digitally.

2.2. Shareholders Represented by Proxy

The shareholder may be represented in the AEGM by a Proxy appointed less than one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Law.

For shareholders that are legal entities, as per the understanding of the Board of CVM at a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the proxy may or may not be a shareholder or manager of the Company, attorney of financial institution.

The Proxy representing more than one shareholder must attach the necessary representation documentation for the qualification of each Shareholder to be represented by them at the AEGM, as indicated above.

Proxies who do not send the necessary information by email under the terms of this Handbook by April 24, 2023 will not be able to participate in the AEGM digitally.

2.3. Instructions for Using and Accessing the Digital Platform for Participation in Digital Mode

The shareholders or their Proxies (“Participants”) who qualify within the deadline to participate digitally will receive a registration confirmation email.

Within twenty-four (24) hours before the start of the AEGM, the Company shall send an email to the Participants who have registered containing the link, access password and other information necessary for participation through the Chorus Call digital platform.

If the registered Participant does not receive an email from the Company with instructions for accessing the Chorus Call platform, this participant must contact the Company by 6:00 p.m. of April 25, 2023 through email ri@natura.net or by calling +55 (11) 4389-9700, in order to receive the access instructions (by email or phone).

To access the Chorus Call digital platform¸ the shareholder or their Proxy will need access to a computer with a camera and audio that can be enabled. The Chorus Call recommends that its platform be accessed through the browser Google Chrome. The digital platform Chorus Call allows the participant to access the AEGM's audio and video, as well as to express itself, through the microphone of its computer.

The digital platform of Chorus Call has the capacity to support up to one hundred (100) participants through computer access. If the number of AEGM participants exceeds this number, additional participants will access the AEGM through an audio conference platform. If this is the case, the data for access via audio conference will be sent to the participant by email, up to twenty-four (24) hours before the beginning of the AEGM.

On the AEGM date, the access link to the digital platform Chorus Call will be available from thirty (30) minutes before the start of the AEGM and up to five (5) minutes after the start time of the AEGM. After this time, it will not be possible for the shareholder to join the AEGM, regardless of prior registration.

The Company recommends that participants familiarize themselves in advance with the use of the digital platform, as well as ensure the compatibility of their respective electronic devices with the platform. On the day of the AEGM, the Company also recommends that shareholders access the digital platform to participate in the AEGM well in advance.

The access information will be individual and non-transferable, and cannot be shared by the registered participant.

On the date of the AEGM, the duly registered shareholder who registers his/her presence digitally through the Chorus Call electronic system shall be considered present at the AEGM, pursuant to article 47, item III, and sole paragraph, of CVM Rule No. 81.

It will be the sole responsibility of the participant to ensure the compatibility of their equipment with the digital platform. The Company is not responsible for any operating or connection problems that the shareholders may experience or for any other situations beyond the control of the Company, such as unstable Internet connection or incompatibility with the electronic system of the Shareholder's equipment. The AEGM shall be recorded, pursuant to Article 28, paragraph 1, item III of CVM Rule No. 81.

2.4. Participation through Remote Voting Ballot:

The shareholders may also cast their votes in the General Meetings by means of the Ballot, as provided for in CVM Resolution No. 81. The vote shall be formalized by means of the Ballot, according to versions made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

In the Ballot, the following data must be filled in: (i) full name or corporate name; and (ii) National Register of Legal Entities (CNPJ) or Individual Taxpayers’ Register (CPF) of the Ministry of Economy. Providing an e-mail address is advisable, but not mandatory.

Any shareholder who opts for exercising their remote voting right may (i) fill out the Ballot and submit it directly to the Company, on hard copy or by digital means; (ii) in case the shareholders have shares issued by the Company deposited with custody institutions, the shareholder must submit the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or (iii) in case the shareholders have shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, namely Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), the shareholder must submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú.

Notwithstanding the possibility of sending the Ballot and other documents in physical form, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, according to item 2.4.1 below.

For the Ballot to be considered valid and for the votes therein to be counted as an integral part of the quorum of the AEGM (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it.

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution No. 81) is April 19, 2023 (inclusive). The Ballots received after such date will be disregarded.

2.4.1. Exercise of remote voting right by means of the Ballot in digital format:

Any shareholder who opts for exercising their remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: AEGM 2023 Remote Voting Ballot):

(i) a digital copy of the Ballot, duly filled out, initialed, and signed; and

(ii) a digital copy of the following documents:

(a) individual shareholders: an identification document with photograph. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(b) legal entities shareholders:

•      last consolidation of the bylaws or articles of association;

•     documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

•      identification document with photograph of the legal representative(s) or Proxy;

(b) shareholders who are investment funds:

•      latest restated rules of the fund;

•      bylaws or articles of association of its manager;

•     documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and

•      identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the digitalized copy as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 19, 2023 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Once the Ballot and other required documentation have been received digitally, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 19, 2023 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.3.2. Exercise of remote voting right by means of the Ballot sent directly to the Company on hard copy:

The shareholder who opts for exercising their remote voting right by sending the Ballot on hard copy directly to the Company shall send the documents listed below to the Company's principal place of business located at Avenida Alexandre Colares, n.º 1188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes- Investor Relations Officer - AEGM 2023”:

(i) a digital copy of the Ballot, duly filled out, initialed, and signed; and

(ii) a digital copy of the following documents:

(a) individual shareholders: an identification document with photograph. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(b) legal entities shareholders:

•      last consolidation of the bylaws or articles of association;

•     documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

•      identification document with photograph of the legal representative(s) or Proxy;

(b) shareholders who are investment funds:

•      latest restated rules of the fund;

•      bylaws or articles of association of its manager;

•     documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers’ election, if the legal representative is a right elected in the minutes); and

•      identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 19, 2023 (including such date).

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder’s vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 19, 2023 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.4. Conflict of Interests

During the AEGM, the shareholders present must manifest themselves in the event of the existence of a possible situation of conflict of interest in any matters under discussion or resolution. Any attending shareholder who has knowledge of a situation of conflict in relation to another shareholder and the matter subject to resolution shall also pronounce themselves.

Upon pronouncement of a conflict of interests, the conflicted shareholder shall abstain from taking part in the resolution in relation to that matter. In case the conflicted Shareholder refuses to abstain from the resolutions, the chairman of the AEGM shall decide to invalidate the votes cast in conflict.

3. CALL NOTICE

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97 Publicly Held Company State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 8:00 a.m. of April 26, 2023 (“General Meetings” or “AEGM”), exclusively digitally, with participation through the Chorus Call electronic system in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss, and vote on the management report and the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2022; and

(2) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2023.

At the Extraordinary General Meeting:

(1) to resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2022, by the profit and capital reserve account.

(2) to resolve on the new ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022

(3) to resolve on the independence of the candidates for the positions as members of the Company’s Board of Directors.

(4) to resolve on (a) the reduction from 13 (thirteen) to 9 (nine) the number of members of the Board of Directors for the existing term of office and (b) the election of 2 (two) new members for the vacant positions, to serve for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023;

(5) to resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the share capital confirmed at the Board of Directors’ Meeting held on February 6, 2023;

(6) to resolve on the inclusion of paragraph 3 of article 10 to the Company’s Bylaws, to adopt a cutoff date to organize the participation and voting procedure at general meetings;

(7) to resolve on the amendment of article 11, article 16, main section and paragraph 2, article 18 and its paragraphs, article 19 and its paragraphs and paragraph 2 of article 21 of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, in order to reduce the minimum and maximum number of board members to seven (7) and nine (9) members, respectively, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO;

(8) to resolve on the amendment of paragraph 1 of article 15 of the Company’s Bylaws, in order to grant a casting vote to the person presiding the meetings of the management bodies;

(9) to resolve on the amendment of paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, of the Company’s Bylaws, in order to adjust the wording and make them clearer;

(10) to resolve on the amendment of paragraph 3 of article 15, of the Company’s Bylaws, to allow meetings of the Company's management bodies to be held remotely, without such meetings being considered exceptional;

(11) to resolve on the amendment of article 19 and its paragraphs, in order to align the Company's practices with item 2.9.1 of the Brazilian Corporate Governance Code;

(12) to resolve on the amendment of article 21 and its paragraphs and article 23 and its paragraphs of the Company’s Bylaws to modify the composition and structure of the positions of the Company’s Statutory Office, in order to: (I) create the position of Chief Executive Officer; (II) to exclude the position of Global Operations and Procurement Officer; (III) to assign specific functions to the positions of the Statutory Office; and (IV) alter the composition of the Statutory Office so that it is composed of at least two (2) members and at most eight (8) members;

(13) to resolve on the amendment of item (ii) of article 22 and the exclusion of articles 25 and 26 of the Company’s Bylaws, to exclude the Group’s Operational Committee; and

(14) to resolve on the restatement of the Company's Bylaws, including the renumbering of articles to reflect the changes set forth in the items above.

General Information:

The Handbook for Participation in General Meetings (“Handbook”) and the Management Proposal, as well as the other documents provided by law and in the applicable regulation, remain available to the shareholders at the Company’s principal place of business, located at Avenida Alexandre Colares, n.º 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, on the Company‘s Investor Relations website (https://ri.naturaeco.com), on the Brazilian Securities and Exchange Commission website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all information required to better understand the matters above, pursuant to the law.

In accordance with the provisions of Law No. 6,404, of December 15, 1976 (“Corporations Law”), and CVM Rule No. 81, of March 29, 2022 (“CVM Rule 81”), the Company shall carry out the

AEGM in an exclusively digital way, through the Chorus Call electronic system, without the possibility of physical attendance.

Shareholders holding common registered shares without par value issued by the Company may attend the General Meetings on their own behalf, or on the behalf of their legal representatives or attorneys-in-fact, provided these shares are registered in their name at the financial depository institution responsible for the Company’s book-entry share services, namely, Itaú Corretora de Valores S.A. (CNPJ/ME no. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law.

Remote Voting Ballot

If the shareholder chooses to exercise the right to vote through the remote voting ballot (“Ballot”) made available by the Company under the terms of CVM Resolution No. 81, the shareholder may send the Ballot through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú, as informed in the Handbook; (2) in case they have shares issued by the Company deposited with custodian institutions, submit the voting instructions to the custodian institutions, which will send the votes to the Depository Center of B3 S.A. – Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custodian institution, as informed in the Handbook; or (3) by sending directly to the Company, the digital or hard copy, according to guidance and terms contained in the Handbook.

For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Resolution No. 81, as well as the instructions and terms contained in the Handbook and in the Ballots published by the Company.

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

Notwithstanding the possibility of sending the Ballot and other documents on hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, through the e-mail ri@natura.net (Subject: “AEGM 2023 Remote Voting Ballot”).

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 27 of CVM Resolution No. 81) is April 19, 2023 (inclusive). The Ballots received after such date will be disregarded.

Under the terms of CVM Resolution No. 81, shareholders who attend the General Meetings in person or are represented therein, or whose remote voting ballot has been deemed valid by the Company, shall be considered present at the General Meetings.

Digital Participation

Shareholders will also be able to participate in the Meetings digitally, through the Chorus Call electronic system, pursuant to the AEGM Participation Manual and Management Proposal. Pursuant to article 28, paragraphs 2 and 3 of CVM Resolution No. 81, shareholders shall have the option of:

(i) simply take part in the General Meetings, whether the Shareholders have sent in the remote voting ballot or not; or

(ii) participate and vote at the Meeting, observing that, with regard to the shareholder that have already sent in the Bulletin and that, if it so wishes, vote at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

To participate in the General Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "Participação AGOE 2023”), together with sending in digital form, in the same email, of the necessary documentation, as indicated below and in the Handbook for Participation in the General Meetings, which establishes in greater detail the documents necessary for prior accreditation, for participation in digital form and for the of receiving the link to access the General Meetings. The request for registration to participate in digital form in the General Meetings must be received by the Company no later than April 24, 2023.

For registration purposes, Shareholders must send to the Company, no later than April 24, 2023, the following documents:

(i) individual shareholders: an identification document with picture;

(ii) shareholders that are legal entities: the latest consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

(iii) shareholders who are investment funds: the latest consolidated regulation of the fund, bylaws, or articles of association of its administrator and documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

São Paulo, March 26, 2023.

GUILHERME PEIRÃO LEAL

Co-chairman of the Board of Directors

4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

To obtain information on the matters subject to resolution in the General Meetings, refer to the Management Proposal and other documents relating to the AEGM made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br) on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s principal place of business.

Item 5

REMOTE VOTING BALLOT

AGM – NATURA &CO HOLDING S.A. OF 04/26/2023

Name:
National Register of Legal Entities (CNPJ) or Individual Taxpayer’s Register (CPF) of the shareholder: Shareholder’s e-mail: (e-mail address for communications between the Company and the shareholder)

Filling instructions:

This remote voting ballot (“Ballot”) refers to the annual general meeting of Natura &Co Holding S.A. (“Natura &Co” or “Company”) to be held on April 26, 2023, at 8 a.m., Brasília time (“AGM”), and it must be filled out if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law No. 6,404/1976 and CVM Rule No. 81/2022 (“CVM Rule 81”).

If the shareholder wishes to exercise their remote voting right, they must fill out the fields above with their full name (or corporate name, in case of a legal entity) and their enrollment number (CNPJ or CPF) before the Ministry of Economy. Providing an e-mail address is strongly advisable, but not mandatory.

For this Ballot to be considered valid and for the votes cast through it to be counted as an integral part of the quorum of the AGM (i) all fields must be properly filled out; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it. In addition, the shareholder must send, together with the Ballot, the applicable documentation, as described below.

The deadline for receiving this Ballot, sent directly to the Company or through service providers (as per article 27 of CVM Rule No. 81) is April 19, 2023 (including such date). The Ballots received after such date will be ignored.

Pursuant to the sole paragraph of art. 49 of CVM Rule No. 81, if the meeting is held on second call, the voting instructions received through this Remote Voting Ballot will be considered normally, provided that the meeting is held, on second call, within 30 days from of April 26, 2023.

Delivery instructions, indicating the option of sending it directly to the company or to send the instructions for filling out to the bookkeeping agent or custodian:

The shareholder that opts to exercise their respective remote voting right shall deliver this Ballot directly to the Company or transmit the instructions for filling out to eligible service providers, as instructed below.

1. Casting a vote through service providers

The shareholders that choose to exercise their remote voting right through service providers shall send their voting instructions to their respective custodian agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue the Ballot voting instructions, as well as the documents and information required thereby for such purpose.

The shareholder shall send the Ballot instructions for filling out to their custody agents or to the bookkeeping agent before the AGM as set forth by CVM Rule No. 81 (that is, seven (7) days before the AGM, up to April 19, 2023 (including such date)), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or if there is a need for rectification or new submission thereof providing for the applicable procedures and terms.

As determined by CVM Rule No. 81, any conflicting voting instructions sent by the same shareholder through different service providers, as identified by their CPF or CNPJ, will be rejected.

2. Exercise of remote voting right by means of the Ballot sent directly to the Company:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: “AEGM 2023 Remote Voting Ballot”).

Any shareholder who opts for exercising their remote voting right by sending the hard copy of this Ballot directly to the Company shall send the documents listed below to the post address located at Avenida Alexandre Colares, nº 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Investor Relations Board of Officers - 2023 AEGM”.

The documentation is as follows:

(i) digital or hard copy of the Ballot, duly filled out, initialed, and signed; and

(ii) digitalized or hard copy of the following documents: (a) individual shareholders: an identification document with picture; (b) legal entity shareholders: the latest restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AGM if the Company receives the digitalized or hard copy as per items (i) and (ii) above, up to seven (7) days before the date the AGM is to be held, that is, by April 19, 2023 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Notwithstanding the possibility of sending the Ballot and other documents in hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission.

Once the Ballot and other required documentation have been received, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 19, 2023 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

Mailing and electronic address for submission of the remote voting ballot, if the shareholder wishes to deliver the document directly to the company:

Email Address: ri@natura.net (Subject: “2023 AEGM Remote Voting Ballot”)

Physical address: Avenida Alexandre Colares, No. 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Investor Relations Board of Officers - 2023 AEGM”.

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, mailing and electronic address, telephone, and contact:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Annual General Meeting:

Simple Resolution

1.     To review the managers’ accounts, examine, discuss and vote on the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.     To define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall deliberate on the financial statements for the fiscal year ending on December 31, 2023.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

3.     Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976? (If the shareholder opts for “no” or “abstain”, their shares will not be computed for the purpose of requesting the instatement of the fiscal council)

[ ] Yes [ ] No [ ] Abstain

Separate election of the fiscal council

4.       Nomination of candidates to the fiscal council by minority shareholders with voting rights (the shareholder must fill this field if the general election field was left in blank):

Cynthia Mey Hobbs Pinho (member) / Andrea Maria Ramos Leonel (alternate member)

[ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Name of Shareholder:

CPF/CNPJ No.:

Item 6

REMOTE VOTING BALLOT

EGM – NATURA &CO HOLDING S.A. OF 04/26/2023

Name:
National Register of Legal Entities (CNPJ) or Individual Taxpayer’s Register (CPF) of the shareholder: Shareholder’s e-mail: (e-mail address for communications between the Company and the shareholder)

Filling instructions:

This remote voting ballot (“Ballot”) refers to the extraordinary general meeting of Natura &Co Holding S.A. (“Natura &Co” or “Company”) to be held on April 26, 2023, at 8 a.m., Brasília time (“EGM”), and it must be filled out if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law No. 6,404/1976 and CVM Rule No. 81/2022 (“CVM Rule No. 81”).

If the shareholder wishes to exercise their remote voting right, they must fill out the fields above with their full name (or corporate name, in case of a legal entity) and their enrollment number (CNPJ or CPF) before the Ministry of Economy. Providing an e-mail address is strongly advisable, but not mandatory.

For this Ballot to be considered valid and for the votes cast through it to be counted as an integral part of the EGM’s quorums (i) all fields must be properly filled out; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it. In addition, the shareholder must send, together with the Ballot, the applicable documentation, as described below.

The deadline for receiving this Ballot, sent directly to the Company or through service providers (as per article 27 of Rule No. 81) is April 19, 2023 (including such date). The Ballots received after such date will be ignored.

Pursuant to the sole paragraph of art. 49 of CVM Rule No. 81, if the meeting is held on second call, the voting instructions received through this Remote Voting Ballot will be considered normally, provided that the meeting is held, on second call, within 30 days from of April 26, 2023.

Delivery instructions, indicating the option of sending it directly to the company or to send the instructions for filling out to the bookkeeping agent or custodian:

The shareholder that opts to exercise their respective remote voting right shall deliver this Ballot directly to the Company or transmit the instructions for filling out to eligible service providers, as instructed below.

1. Casting a vote through service providers

The shareholders that choose to exercise their remote voting right through service providers shall send their voting instructions to their respective custodian agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue the Ballot voting instructions, as well as the documents and information required thereby for such purpose.

The shareholder shall send the Ballot instructions for filling out to their custody agents or to the bookkeeping agent before the EGM as set forth by CVM Rule No. 81 (that is, seven (7) days before the EGM, up to April 19, 2023 (including such date)), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or if there is a need for rectification or new submission thereof providing for the applicable procedures and terms.

As determined by CVM Rule No. 81, any conflicting voting instructions sent by the same shareholder through different service providers, as identified by their CPF or CNPJ, will be rejected.

2. Exercise of remote voting right by means of the Ballot sent directly to the Company:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: “AEGM 2023 Remote Voting Ballot”).

Any shareholder who opts for exercising their remote voting right by sending the hard copy of this Ballot directly to the Company shall send the documents listed below to the post address located at Avenida Alexandre Colares, nº 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Investor Relations Board of Officers - 2023 AEGM”.

The documentation is as follows:

(i) digital or hard copy of the Ballot, duly filled out, initialed, and signed; and

(ii) digitalized or hard copy of the following documents: (a) individual shareholders: an identification document with picture; (b) legal entity shareholders: the latest restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders’ identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the EGM if the Company receives the digitalized or hard copy as per items (i) and (ii) above, up to seven (7) days before the date the EGM is to be held, that is, by April 19, 2023 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Notwithstanding the possibility of sending the Ballot and other documents in hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission.

Once the Ballot and other required documentation have been received, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 19, 2023 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

Mailing and electronic address for submission of the remote voting ballot, if the shareholder wishes to deliver the document directly to the company:

Email Address: ri@natura.net (subject: “AEGM 2022 Remote Voting Ballot”).

Physical address: Avenida Alexandre Colares, nº 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Investor Relations Board of Officers - 2022 AEGM”.

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, mailing and electronic address, telephone, and contact:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions/Matters related to the Extraordinary General Meeting:
Simple Resolution 1. To resolve on the absorption of the losses assessed in the fiscal year ended December 31, 2022, in the capital reserve account; [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.     To resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, fixed at the Company’s Annual General Meeting held on April 20, 2022;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3.     To resolve on the independence of Mr. Bruno De Araujo Lima Rocha and of Mrs. Maria Eduarda Mascarenhas Kertész, candidates to act as members of the Company’s Board of Directors;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 4. To resolve on the reduction of the number of members of the Board of Directors in the current term of office from 13 to nine 9; [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5.     To resolve on the election of Mr. Bruno de Araujo Lima Rocha and of Mrs. Maria Eduarda Mascarenhas Kertész to hold the vacant positions of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

6.     To resolve on the amendment to article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on February 6, 2023;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

7.     To resolve on the inclusion of paragraph 3 of article 10 of the Company’s Bylaws, in order to better organize the registration and voting procedure in general meetings;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8.     To resolve on the amendment to article 11, the amendment to the main section and paragraph 2 of article 16, the amendment to article 18 and its paragraphs, the amendment to article 19 and its paragraphs and the amendment to paragraph 2 of article 21, of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, so as to reduce the minimum and maximum number of members to seven (7) and nine (9), respectively, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO and to create the position of Chief Executive Officer;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

9.     To resolve on the amendment to paragraph 1 of article 15 of the Company’s Bylaws, to grant a casting vote to the chairman of the management bodies’ meetings;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

10.     To resolve on the amendment to paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, and paragraph 4 of article 24, of the Company’s Bylaws, to adjust the wording and make it clearer;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

11.     To resolve on the amendment to paragraph 3 of article 15, of the Company’s Bylaws, to allow the meetings of the Company’s management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

12.     To resolve on the amendment to article 19 of the Company’s Bylaws and its paragraphs, to align the Company’s practices with item 2.9.1 of the Brazilian Corporate Governance Code;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

13.     To resolve on the amendment to article 21 and its paragraphs and the amendment to article 23 and its paragraphs, of the Company’s Bylaws, to modify the composition and structure of the positions of the Company’s Board of Officers, in order to: (I) institute the position of Chief Executive Officer; (II) exclude the position of Global Chief Operating and Procurement Officer; (III) assign specific functions to the positions of the Board of Officers; and (IV) change the composition of the Board of Officers to be composed of at least two (2) members and at most eight (8) members;

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

14.     To resolve on the amendment to item (ii) of article 22 and the removal of articles 25 and 26 of the Company’s Bylaws, to exclude the Group’s Operational Committee; and

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

15.     To resolve on the restatement of the Company’s Bylaws, including the renumbering of articles to reflect the changes set forth in the items above.

[ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Name of Shareholder:

CPF/CNPJ No.:

Item 7

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME n° 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO THE MARKET

Resignation of Board Members

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), communicates to shareholders and the market in general that Messrs. Ian Martin Bickley, Jessica DiLullo Herrin, Wyllie Don Cornwell, Nancy Killefer and Fábio Colletti Barbosa presented, on this date, to the Board of Directors of Natura &Co, their resignation letters from the positions of members of the Company's Board of Directors, with effect from the annual general meeting in which the Company's shareholders vote on the financial statements for the fiscal year ended on December 31, 2022, to be held on April 26, 2023.

The resignation letters were presented in the context of the management's proposal to reformulate Natura &Co's corporate governance structure, to be deliberated at the annual and extraordinary general meeting to be held on April 26, 2023, which provides for the reduction of the composition of the Board of Directors to 9 members. Mr. Fábio Colletti Barbosa, Main Executive of the Group, will no longer be a member of the Board of Directors and should be elected to the position of Chief Executive Officer, shortly after the approval of the new Bylaws.

The Company takes this opportunity to thank the departing directors for their excellent services and contributions.

São Paulo, March 24, 2023

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer

Item 8

NATURA &CO HOLDING S.A.

Publicly Held-Company

CNPJ/ME 32.785.497/0001-97

NIRE 35.3.0053158-2

NOTICE TO SHAREHOLDERS

Change of the Publication Channel

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) ("Natura &Co" or "Company") informs its shareholders and the market in general that, in compliance with the option provided for in CVM Resolution No. 166 of 2022, applicable to publicly-held companies with annual gross revenue of less than BRL 500,000.000.00, verified based on the individual financial statements at the end of the last fiscal year, it will start to carry out the publications required by Law 6,404/76 or provided for in the regulations issued by the Brazilian Securities and Exchange Commission exclusively through the Empresas.NET System, being waived the publication in widely circulated newspapers.

Therefore, shareholders should consider the publication of the Company's Management Report and of the Financial Statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2022, as published on the Company's IR page and on the Empresas.Net System on March 13, 2023.

The Company clarifies that it maintains the disclosure of announcements about material facts or acts through the worldwide website of news portal of Jornal Valor Econômico (https://valor.globo.com/valor-ri/fatos-relevantes/).

The Company has updated its Registration Form to reflect the above change.

São Paulo, March 24, 2023

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer